As filed with the Securities and Exchange Commission on November 17, 2015

Registration No. 333-206749

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNH Capital Receivables LLC

(Exact name of registrant as specified in its charter)

Delaware	39-1995297
(State of Organization)	(I.R.S. Employer Identification No.)

333-206749

(Commission File Number of depositor)

0001115252

(Central Index Key Number of depositor)

CNH Capital Receivables LLC

(Exact name of depositor as specified in its charter)

0001540092

(Central Index Key Number of sponsor)

CNH Industrial Capital America LLC

(Exact name of sponsor as specified in its charter)

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

(630) 887-2233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Mathison

General Counsel

CNH Industrial Capital LLC

5729 Washington Avenue

Racine, Wisconsin 53406

(262) 636-6431

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Trent M. Murch

Greenberg Traurig, LLP

77 West Wacker Drive, Suite 3100

Chicago, Illinois 60601

(312) 456-1015

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ___________

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ___________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Asset Backed Notes	$(2)(3)	(2)(3)	$(2)(3)	$(2)(3)

(1) Estimated solely for the purpose of calculating the registration fee.

(2) The depositor, as registrant, previously registered $7,000,000,000 of securities under Registration Statement No. 333-196988 filed on July 25, 2014, $3,451,289,000.00 of which remain unsold.  Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the registrant is including such unsold securities and the $444,562.02 of registration fees previously paid in connection with such unsold securities.

(3) The registrant elects to defer payment of the registration fee pursuant to Rule 456(c) under the Securities Act in connection with the registration of an unspecified additional amount of securities of the above class of securities.  The registrant will hereinafter pay the registration fees calculated in accordance with Rule 457(s) in advance of or in connection with an offering of securities from this registration statement by updating this table to indicate the aggregate offering price of securities offered and the amount of registration fee paid or to be paid in connection with the offering or offerings on the cover page of a prospectus filed pursuant to Rule 424(h).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 17, 2015

PROSPECTUS

Asset Backed Notes

CNH Equipment Trust 20   -

Issuing Entity (CIK:             )

CNH Capital Receivables LLC

Depositor (CIK:0001115252)

CNH Industrial Capital America LLC Sponsor and Originator (CIK: 0001540092)	New Holland Credit Company, LLC Servicer

The trust will issue the following classes of Notes, which are offered under this prospectus.

	Class A Notes					Class B Notes
	A-1 Notes	A-2 Notes	A-3 Notes	A-4[a] Notes	[A-4b Notes]
Principal Amount	$	$	$	$	[$]	$
Interest Rate	%	%	%	%	[One-Month LIBOR plus %]	%
Final Maturity Date
Price to Public[1]	%	%	%	%	[%]	%
Underwriting Discount[2]	%	%	%	%	[%]	%
Proceeds to Depositor[3]	%	%	%	%	[%]	%

1     Plus accrued interest, if any, from [  ].  Total price to public (excluding such interest) = $[            ].

2     Total Underwriting Discount = $[  ].

3     Total Proceeds to Depositor = $[         ].

Consider carefully the risk factors beginning on page [10] in this prospectus.

The notes represent obligations of the issuing entity only and do not represent obligations of or interests in CNH Capital Receivables LLC, CNH Industrial Capital America LLC, New Holland Credit Company, LLC or any of their affiliates.  No one else is liable for the payments due on your notes.

Pursuant to this prospectus, notes are being offered with an aggregate principal amount of $[        ], which consists of $[        ] of Class A Notes and $[        ] of Class B Notes.  Interest and principal will be payable on the notes on the 15th day of each month or, if the 15th is not a business day, the next business day, beginning on [    ], 20[  ].  See page [6] of the summary of this prospectus for a discussion of the distribution priority for each class of notes.

The Trust:

The primary assets of the trust:

• will primarily be a pool of receivables of the following type[s]: [variable rate][fixed rate] retail installment sale contracts and/or retail installment loans secured by new or used agricultural, construction or other equipment.

• will also include interests in financed equipment, proceeds from claims on related insurance policies (to the extent not used to purchase substitute equipment), [and] [amounts on deposit in bank accounts] [and other credit enhancements] [described below].

Credit Enhancement

•  The trust will also issue [$[        ] [    ]% asset backed] certificates [representing the residual interest in the trust], which are subordinated to the notes and which will initially be held by the depositor.

•  A spread account will be established with an initial balance of $[    ], which is [    ]% of the aggregate contract value of the [initial] receivables.

•  The Class B Notes are subordinated to the Class A Notes and provide additional credit enhancement for the Class A Notes.

[The trust will enter into an interest rate swap agreement with [    ], as the initial swap counterparty, to hedge its floating interest rate obligations on the A-4b Notes.]

This prospectus relates only to the offering of the notes.  The certificates are not offered under this document.

Delivery of the Class A Notes and the Class B Notes, in book-entry form only, will be made through The Depository Trust Company, Clearstream Banking, société anonyme, and the Euroclear System on or about [     ], 20[ ] against payment in immediately available funds.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

Underwriters of the Class A Notes
[ ]		[ ]
Underwriters of the Class B Notes
[ ]		[ ]
The date of this prospectus is [ ], 20[ ]

[To be included in Rule 424(h) filing of each pay-as-you-go takedown]

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Asset Backed Notes	$(2)		$(2)	$(2)

(1)  Estimated solely for the purpose of calculating the registration fee.

(2)  The depositor, as registrant, previously registered $7,000,000,000 of securities under Registration Statement No. 333-196988 filed on July 25, 2014, $3,451,289,000.00 of which remain unsold.  Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the registrant is including such unsold securities and the $444,562.02 of registration fee previously paid in connection with such unsold securities.

i

Where You Can Find More Information	117
Incorporation by Reference	118
Index of Terms	118

Important Notice about Information Presented in this Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.

We (CNH Capital Receivables LLC) are not offering the notes in any state where the offer is not permitted.

Dealers will deliver a prospectus when acting as underwriters of the securities and with respect to their unsold allotments or subscriptions.  In addition, all dealers selling the securities will deliver a prospectus until 90 days after the commencement of this offering.

We include cross-references in this prospectus to captions herein where you can find further related discussions.  The following Table of Contents provides the pages on which these captions are located.

You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption “Index of Terms” beginning on page [118] in this prospectus.

We have made forward-looking statements in this prospectus.  Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including the risks set forth under “Risk Factors” in this prospectus.  Forward-looking statements are statements, other than statements of historical facts, that address activities, events or developments that we expect or anticipate will or may occur in the future.  Forward-looking statements also include any other statements that include words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend” and other similar expressions.

Forward-looking statements are based on certain assumptions and analyses we have made in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate.

Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties.

All of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we have anticipated will be realized.  Even if the results and developments in our forward-looking statements are substantially realized, there is no assurance that they will have the expected consequences to or effects on us, the trust, CNH Industrial Capital America LLC, New Holland Credit Company, LLC or any other person or on our respective businesses or operations.  The foregoing review of important factors, including those discussed in detail in this prospectus should not be construed as exhaustive.  We undertake no obligation to release the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrences of anticipated events.

v

NOTICE TO U.K. AND EEA INVESTORS

This prospectus (the “Offering Document”) is not a prospectus for the purpose of the Prospectus Directive implemented in Member States of the European Economic Area.  The Offering Document has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the notes.  Accordingly any person making or intending to make an offer in that Relevant Member State of the notes which are the subject of the offering contemplated in the Offering Document may only do so in circumstances in which no obligation arises for us, the issuing entity or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive, in each case, in relation to such offer.  Neither we, the issuing entity nor the underwriters have authorized, nor do we or they authorize, the making of any offer of the notes in circumstances in which an obligation arises for us, the issuing entity or the underwriters to publish a prospectus for such offer.  The expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

In the case of any notes being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will be deemed to have represented, acknowledged and agreed that the notes acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an obligation for us, the issuing entity or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.  We, the issuing entity, the underwriters and our and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement.

The Offering Document is for distribution in member states in the European Economic Area only to, and is only directed at, persons who are “qualified investors” within the meaning of section 86 of the Financial Services and Markets Act 2000 (“FSMA”).  In the United Kingdom, the Offering Document is only being distributed to, and is only directed at qualified investors (i) who have professional experience in matters relating to investments and fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order or (iii) to whom this Offering Document can be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  The Offering Document must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons and (ii) in any member state of the EEA, by persons who are not qualified investors.  The notes are only available to and any investment or investment activity to which the Offering Document relates is available only to (i) in the United Kingdom, relevant persons and (ii) in any member state of the EEA, qualified investors, and will be engaged in only with such persons.

Notwithstanding the above, a person who is not a qualified investor may, with the consent of the underwriters, be permitted to purchase the notes in the offering.

Summary of Terms

•                  This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision.  To understand all of the terms of an offering of the notes, read carefully this entire prospectus.

•                  This summary provides an overview of certain calculations, cash flows and other information to aid your understanding and is qualified by the full description of these calculations, cash flows and other information in this prospectus.

Overview of Transaction

The securities issued by the trust include:

•                  the Class A and Class B notes, representing debt of the trust; and

•                  the certificates, representing ownership interests in the trust.

Offered Securities

We are offering the following classes of notes issued by CNH Equipment Trust 20  -  :

Class	Aggregate Principal Amount		Interest Rate
A-1	$	[ ]	[ ]%
A-2	$	[ ]	[ ]%
A-3	$	[ ]	[ ]%
A-4[a]	$	[ ]	[ ]%
[A-4b]	$	[ ]	[One-Month LIBOR plus] [ ]%
B	$	[ ]	[ ]%

The notes will be book-entry securities clearing through DTC (in the United States) or Clearstream or Euroclear (in Europe) in minimum denominations of $1,000 and in greater whole-dollar denominations.  The trust will also issue $[      ] [   ]% certificates, which are not being offered under this prospectus.

Subordination

The A-1, A-2, A-3, A-4[a] and [A-4b Notes] are all Class A Notes.  The Class B Notes will be subordinated to the Class A Notes as follows:

•                  no interest will be paid on the Class B Notes on any payment date until all interest due on the Class A Notes through that payment date has been paid in full; and

•                  no principal will be paid on the Class B Notes on any payment date until the Class A Notes have been repaid in full.

Interest on the Class B Notes will also be subordinated to principal payments on the Class A Notes if either (a) the maturity of the notes has been accelerated after an event of default or (b) credit losses erode the aggregate assets of the trust below the then outstanding principal balance of the Class A Notes.  See “Description of the Notes—Payments of Principal” and “Servicing Matters—Distributions” for details on the priority rules that would apply in these circumstances.

Closing Date

[                         ].

Sponsor and Originator

CNH Industrial Capital America LLC.  The sponsor’s principal executive offices are located at [                  ], and its telephone number is ([   ]) [   ]-[    ].

Servicer and Administrator

New Holland Credit Company, LLC.

Depositor

CNH Capital Receivables LLC.  The depositor’s principal executive offices are located at 6900 Veterans Boulevard, Burr Ridge, Illinois 60527, and its telephone number is (630) 887-5451.

Issuing Entity

CNH Equipment Trust 20   -  .

Indenture Trustee

[Deutsche Bank Trust Company Americas.]

Asset Representations Reviewer

[                                                                   ]

Trustee

[Wilmington Trust Company.]

[Initial Interest Rate Swap Counterparty

[                        ] is the initial interest rate swap counterparty to the Class A-4b interest rate swap agreement.]

Payment Dates

Payments on the notes will be payable on the 15th day of each calendar month (or, if not a business day, the next business day), beginning with [       ], except that interest and principal on A-1 Notes will also be payable on [   ], if any A-1 Notes remain outstanding after the [                 ] payment date.

Principal Payments

The aggregate amount of principal payments to be made on all outstanding classes of notes on each payment date, to the extent of available amounts as described under “Servicing Matters—Distributions,” will generally equal the decrease during the prior collection period in [the sum of (a)] the contract value of the receivables [and (b) the amount on deposit in the trust’s pre-funding account].  The contract value of the receivables equals the discounted present value of their scheduled cash flows, using a specified discount rate.  The collection period with respect to any payment date is the period from the end of the preceding collection period (or, if for the first payment date, from the beginning of the day after the [initial] cutoff date) to and including the last day of the calendar month preceding the calendar month in which such payment date occurs.  [In addition, on each payment date to the extent of available amounts as described under “Servicing Matters—Distributions,” additional principal payments will also be made on the Class A-1 Notes until paid in full.]

Amounts allocated to payment of the principal on the notes will generally be applied on a fully sequential basis, meaning that no principal payments will be made on any class of notes until each more senior class of notes has been paid in full.  Within the Class A Notes, no principal will be paid on any class of Class A Notes until each class of Class A Notes with a lower numerical designation has been paid in full.  [For purposes of principal payments, the Class A-4a Notes and Class A-4b Notes will be treated as a single class.]  Specifically, principal payments will be made on the notes in the following order: A-1 Notes; A-2 Notes; A-3 Notes; [and] A-4[a] Notes[ and A-4b Notes, pro rata based on their respective outstanding principal balances]; and Class B Notes.

See “Description of the Notes—Payments of Principal” and “Servicing Matters—Distributions” for special priority rules that would apply after either (a) the maturity of the notes has been accelerated after an event of default or (b) credit losses erode the aggregate assets of the trust below the then outstanding principal balance of the Class A Notes.

Final Scheduled Maturity Dates

The outstanding principal amount, together with all accrued and unpaid interest, if any, of each class of offered notes will be payable in full on the date specified for each below:

Class	Final Maturity Date
A-1	[ ]
A-2	[ ]
A-3	[ ]
A-4[a]	[ ]
[A-4b]	[ ]
B	[ ]

Optional Redemption

Any notes outstanding on any payment date on which CNH Industrial Capital America LLC exercises its option to purchase the receivables will be prepaid in whole on that payment date at a redemption price for each class equal to the outstanding principal balance of that class of notes, plus accrued and unpaid interest thereon.

CNH Industrial Capital America LLC cannot exercise this option until the aggregate contract value of the receivables declines to 10% or less of the aggregate [initial] contract value of the receivables[, measured for each receivable at the time of its sale to the trust][as of the cutoff date].

[Mandatory Redemption

The trust will have a pre-funding period.  On the payment date on or immediately following the last day of the pre-funding period, any funds remaining in the trust’s pre-funding account after any purchase of receivables on that date will be applied to prepay the notes then outstanding in whole or in part in the same sequence and proportions that would apply in a normal principal distribution.]

The [Initial] Receivables

On the closing date, we will sell to the trust [variable rate][fixed rate] retail installment sale contracts and/or retail installment loans secured by agricultural, construction or other equipment (collectively, [along with any such retail installment sale contracts and/or retail installment loans acquired during the pre-funding period], the “receivables”).  The aggregate statistical contract value of the receivables as of [           ], which is the [initial] cutoff date, was equal to $[           ].  The aggregate contract value, which is the present value of the scheduled and unpaid payments on the receivables discounted at [      ]%, of the receivables as of the [initial] cutoff date was equal to $[           ].  For a more detailed description of aggregate statistical contract value, see “The Receivables Pool.”

[A substantial majority of the receivables included in the trust were originated by CNH Industrial Capital America LLC indirectly by purchase from dealers.][The trust also holds receivables originated directly by CNH Industrial

Capital America LLC.] [Finally, a small portion of a trust’s receivables were originated by New Holland Credit Company, LLC prior to May 2005, previously securitized and acquired by CNH Industrial Capital America LLC through the exercise of its cleanup call relating to the applicable prior securitization transaction.] [We will buy the receivables from CNH Industrial Capital America LLC.]

[All receivables were originated under the same underwriting program, and none were originated as exceptions to the underwriting criteria.  In addition, none of the receivables have been modified since their origination.  See “The Receivables Pool” for additional statistical information regarding the receivables and the asset pool.

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB.  After undertaking the review referred to above, the depositor has found and concluded that it has reasonable assurance that such disclosure regarding the receivables in the pool in this prospectus is accurate in all material respects.  See “Review of Receivables” for additional details regarding the review and the results thereof.]

[Modifications

Add tabular information regarding the nature of modifications and the number of modified receivables by category of modification for receivables included in the receivables pool.]

[Pre-Funding

We will sell to the trust additional [variable rate] [fixed rate] retail installment sale contracts and/or retail installment loans secured by agricultural, construction or other equipment during a pre-funding period, to the extent described below, beginning on the closing date and ending not later than the close of business on the [insert date up to one year later] payment date. The eligibility criteria for the additional pool assets acquired during the pre-funding period will be the same as the criteria applied to the initial asset pool.

The trust will pay for the subsequent receivables with funds on deposit in a pre-funding account established for the trust, with an initial deposit of $[to insert amount which is not to exceed 25% of the offering proceeds] ([      ]% of the sum of the aggregate contract values of the initial receivables and the balance on deposit in the pre-funding account on the closing date).  We expect to sell subsequent receivables to the trust with an aggregate contract value approximately equal to the amount deposited in the pre-funding account.

The pre-funding period will end earlier than the [     ] payment date if and when the balance in the pre-funding account is reduced to less than $[     ].  The pre-funding period will also terminate early if certain defaults or other adverse events occur as described under “Pre-Funding Period.” Any balance remaining in the pre-funding account at the end of the pre-funding period will be payable to the noteholders as principal in the ordinary priority for principal payments.

Negative Carry Account

We anticipate that the average interest rate earned by the trust on investment of funds in the pre-funding account may be less than the weighted average interest rate on the notes.  To provide a source of funds to cover any shortfall resulting from this difference, we will deposit $[        ] into the trust’s negative carry account.]

[Credit Risk Retention

NOTE: the form and detailed disclosure regarding the [5]% risk retention [horizontal/vertical/combination and associated fair value calculations] will be included in issuances on and after December 24, 2016, when the risk retention rules become effective.  See “Credit Risk Retention” in this prospectus for a discussion of risk retention rules that will apply in the future.]

Credit Enhancement

To the extent the credit enhancement described below does not cover any losses, noteholders will be allocated the losses in the manner described under “—Principal Payments” above and “—Subordination” below.

Spread Account

As credit enhancement for the notes, a spread account will be established for the trust.  The spread account will be funded as follows:

•                  On the closing date, we will deposit into the spread account $[              ], which is [    ]% of the aggregate contract value of the [initial] receivables.

•                  [On the date of each subsequent sale of receivables to the trust, the indenture trustee will transfer cash or highly-rated, short-term securities having a value approximately equal to [     ]% of the aggregate contract value of the receivables purchased from the pre-funding account to the spread account.]

•                  On each payment date available collections remaining after other more senior payments have been made will be deposited into the spread account to the extent necessary to maintain a specified minimum balance.

For a more detailed description of the specified minimum balance, see “Servicing Matters—Spread Account.”

Funds on deposit in the spread account will be available on each payment date to cover shortfalls in distributions of interest and principal on the notes [and swap payments] to the extent described under “Servicing Matters—Spread Account.” The funds on deposit in the spread account will not be available to cover the distributions, if any, of principal to be paid pursuant to clause [(10)] of “—Priority of Distributions.”

[Principal Supplement Account

As further enhancement for the notes, a principal supplement account will be established for the trust.  However, no deposit is required to be made into the principal supplement account on or before the closing date.  We will make deposits in the principal supplement account on the date of each subsequent sale of receivables to the trust, but only if, and to the extent necessary, to maintain the original credit ratings of the notes.

Funds on deposit in the principal supplement account on any payment date will be used to cover shortfalls in distributions of interest and principal on the notes [and swap payments] if the amount available in the spread account on that payment date is insufficient to cover those shortfalls.]

The Certificates

On the closing date, the trust will issue certificates representing the ownership interest in the trust.  We will initially retain the certificates.  No amounts will be paid with respect to the certificates on any payment date until all principal and interest due on the notes on that payment date have been paid in full.

Subordination

The subordination with respect to principal and interest payments of the Class B Notes to the Class A Notes as described herein will provide additional credit enhancement for the Class A Notes.  Through subordination, principal and/or interest payments are, to the extent described herein, allocated to the more senior class first, thereby increasing the likelihood of payment on such class.

[Negative Carry Account

Amounts on deposit in the negative carry account will be available to pay interest on the notes in the event that there is a shortfall in such amounts during the pre-funding period.  See “Servicing Matters—Negative Carry Account” below for a more detailed description of how the negative carry account is designed to ensure that interest will be timely paid on the notes.]

[Interest Rate Swap Agreement

The trust will enter into an interest rate swap agreement with [     ], as the interest rate swap counterparty, to hedge its floating rate interest obligations on the A-4b Notes.  The notional amount of such interest rate swap agreement will equal the outstanding principal amount of the A-4b Notes.

Under the interest rate swap agreement, for each interest period, the interest rate swap counterparty’s payments will be calculated based on One-Month LIBOR, and the trust’s payments will be calculated based on a stated fixed rate, as follows:

A-4b Interest Rate Swap	[ ]%

The interest rate swap agreement will terminate on the final scheduled maturity date for the related class of notes or earlier as described in “The Interest Rate Swap Agreement.”

To the extent that interest calculated on any payment date based on One-Month LIBOR exceeds interest calculated based on the stated fixed rate:

•                  the interest rate swap counterparty will be obligated to pay an amount equal to the excess to the trust; and

•                  that payment will constitute a portion of available collections.

Likewise, to the extent that interest calculated based on the stated fixed rate exceeds interest calculated based on One-Month LIBOR, the trust will be obligated to pay an amount equal to the excess to the interest rate swap counterparty.

Net swap payments rank higher in priority than interest payments on the notes.  Certain priority swap termination payments are pro rata with interest on the Class A Notes and senior to other payments on the notes.  The obligations of the interest rate swap counterparty will be unsecured except under the circumstances described below.

For a more detailed description of the initial interest rate swap counterparty and the interest rate swap agreement, see “The Initial Interest Rate Swap Counterparty” and “The Interest Rate Swap Agreement.”]

Priority of Distributions

On each payment date, available collections, plus funds transferred from various trust bank accounts as described above, will be applied to the following (in the priority indicated):

[(1)]                         to the asset representations reviewer, the fees, expenses and indemnities due, up to a maximum of $        per year;

[(2)]                         to pay servicing fees[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company or another affiliate of CNH Industrial Capital America];

[(3)]                         to pay administration fees[, except that available funds from the spread account may not be used for this purpose as long as the administrator is New Holland Credit Company or another affiliate of CNH Industrial Capital America];

[(4)]                         [to pay any net swap payments due to the interest rate swap counterparty;]

[(5)]                         to pay [(a)] accrued and unpaid interest on the Class A Notes [and (b) certain priority swap termination payments, if any, owed by the trust to the applicable interest rate swap counterparty, pro rata based on the principal balance of the Class A Notes and the amount of any priority swap termination payment; provided that if any funds allocated to make payments pursuant to the preceding clause [5(a)] or [5(b)] remain after making the payments required by clause [5(a)] or [5(b)], respectively, such funds shall be used to pay any remaining amounts due payable under clause [(5)] before any such funds are distributed pursuant to clauses [(6)] through [(14)];]

[(6)]                         to make principal payments on the Class A Notes equal to the excess of (x) the outstanding principal balance of the Class A Notes over (y) [the sum of (a)] the aggregate contract value of the receivables at the beginning of the current collection period less the aggregate write down amount as of the last day of the preceding collection period as described under “Description of the Notes—Payments of Principal” [and (b) the balance on deposit in the pre-funding account];

[(7)]                         to pay accrued and unpaid interest on the Class B Notes;

[(8)]                         to make principal payments on the Class A Notes and the Class B Notes in an amount equal to the excess of (x) the outstanding principal balances of the Class A Notes (after giving effect to payments on the Class A Notes to be made pursuant to clause [(6)] above on that payment date) and Class B Notes over (y) [the sum of (a)] the aggregate contract value of the receivables at the beginning of the current collection period (less the aggregate write down amount as of the last day of the preceding collection period) [and (b) the balance on deposit in the pre-funding account] less the amount of the excess, if any, of the aggregate contract value of the receivables at the beginning of the prior collection period over the outstanding principal balances of the notes as of, and after giving effect to the distributions on, the previous payment date, as described under “Description of the Notes—Payments of Principal.”  This amount will be reduced by the amount of payments of principal to be made pursuant to clause [(6)] above;

[(9)]                         to the spread account, to the extent necessary to maintain a specified minimum balance;

[(10)]                  [to make principal payments on the Class A-1 Notes in an amount equal to the lesser of (a) the amounts remaining after giving effect to the preceding clauses [(2)] through [(9)] and (b) the outstanding principal balance of the Class A-1 Notes as of the end of the preceding payment date minus the amount of payments of principal on the Class A-1 Notes to be made pursuant to clause [(6)] and clause [(8)] above on that payment date;]

[(11)]                  [to make any other swap termination payments owed by the trust to the interest rate swap counterparty;]

[(12)]                  to cover reimbursable expenses of the servicer[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company or another affiliate of CNH Industrial Capital America];

[(13)]                  to the asset representations reviewer all fees, expenses and indemnities due to the extent not paid under clause (1); and

[(14)]                  the remaining balance, if any, to the certificateholders, which will initially be us.

See “Description of the Notes—Payments of Principal” and “Description of the Notes—Payments of Interest” for additional details regarding payments of principal and interest among the Class A subclass noteholders.

See “Servicing Matters—Distributions” for additional details and for special priority rules that would apply after an event of default and acceleration of the notes.

Removals Upon Certain Breaches

If CNH Industrial Capital America LLC breaches certain representations or warranties, it will be obligated to repurchase the receivables materially and adversely affected by the breach, as described under “Depositor— Closing Date Sale of Receivables.” Similarly, the servicer will be required to purchase or cause to be purchased receivables materially and adversely affected as a result of breaches of certain representations or warranties, or if certain modifications to a receivable are made, as described under “Depositor— Closing Date Sale of Receivables.”

For more details about the representations made about the receivables and CNH Industrial Capital America’s repurchase obligation if these representations are breached, see “Depositor—Closing Date Sale of Receivables.” For more information about when the asset representations reviewer may review certain receivables for compliance with the representations, see “Administrative Information About the Notes—Asset Representations Review.”

Substitutions

The equipment related to a receivable may be replaced with substitute equipment as described under “Servicer—Servicing Procedures.” The most common scenarios in which equipment would be substituted for the equipment originally related to a receivable are when the original equipment related to a receivable is stolen or damaged beyond repair and insurance proceeds are used to replace the stolen or damaged equipment or when the original equipment related to a receivable is faulty or nonfunctioning.

Servicing Fee

So long as New Holland Credit Company, LLC is the servicer, the servicing fee payable to the servicer will accrue at a rate of 1.00% per annum on the pool balance as of the first day of each collection period.  The servicing fee will be paid solely to the extent that there are funds available to pay it as described in “Servicing Matters—Distributions.”

The servicing fee payable to a successor servicer each month, as described in “Servicing Matters—Fees” from the funds described in “Servicing Matters—Distributions,” may be higher than the servicing fee payable to New Holland Credit Company, LLC as the servicer.  New Holland Credit Company, LLC as servicer is subject to removal upon specified servicer defaults as described in “Servicer—Servicer Default.”

Events of Default

Any one of the following events will be an event of default for the notes:

•                  the trust fails to pay any interest on any Class A Note, or if no Class A Notes are outstanding, any Class B Note, within five days after its due date;

•                  the trust fails to pay any installment of the principal of any note on its due date;

•                  the trust breaches any of its other covenants in the indenture and such breach continues for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes;

•                  the trust fails to correct a breach of a representation or warranty it made in the indenture, or in any certificate delivered in connection with the indenture, that was incorrect in a material respect at the time it was made, for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes; or

•                  the trust becomes bankrupt or insolvent or is liquidated (provided, however, that if such event arises due to an order or decree in an involuntary case, such order or decree remains unstayed and in effect for a period of 60 consecutive days or the trust consents to such order).

After an event of default, the indenture trustee and the noteholders would have various rights and remedies, including the right to accelerate the maturity of the notes and to force a sale of the receivables.  Following an acceleration, the priority of distributions would change as described in “Servicing Matters—Distributions.”

These remedies would be exercised collectively and involve voting procedures and requirements that are described in “Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default.”

Tax Status

It is the opinion of Greenberg Traurig, LLP that for U.S. Federal income tax purposes the trust will not be treated as an association (or publicly traded partnership) taxable as a corporation and that the notes (other than notes acquired by the depositor or its affiliates) will be classified as debt.

For additional information about the application of U.S. Federal, state and local tax laws, you should refer to “Material U.S. Federal Income Tax Consequences” and “State and Local Tax Consequences.”

ERISA Considerations

Subject to the considerations discussed under “ERISA Considerations,” the offered notes acquired by persons other than the depositor or its affiliates are eligible for purchase by employee benefit plans.

Legal Investment

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended.  There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the fund and its advisor to determine eligibility and satisfy those requirements.

Certain Investment Company Act Considerations

The issuing entity will be relying on an exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), contained in [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity.  The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act.

Risk Factors

You should consider the following risk factors in deciding whether to purchase the offered notes.

It may not be possible to find a purchaser for your notes.

The underwriters may assist in resales of the offered notes, but they are not required to do so.  A trading market for the offered notes may not develop.  If a trading market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

Economic conditions or lack of liquidity in the secondary market could limit your ability to resell notes and/or may adversely affect the price of your notes.

From mid-2007 through 2009, events occurred in the global financial market, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain asset-backed securities, which caused a significant reduction in liquidity in the secondary market for asset-backed securities outstanding at such time.  A recurrence of similar events could limit your ability to resell your notes and/or adversely affect the price of your notes.  Your ability to resell your notes may also be adversely affected if economic conditions result in increases in delinquencies by obligors on the receivables, and such increases in delinquencies cause potential purchasers of your notes to become concerned about possible defaults by obligors.  Furthermore, general concerns about financial stability in the agricultural and construction industries, as well as general economic concerns about the servicer, may also result in decreased liquidity for your notes.  For more information about how illiquidity may impact your ability to resell your notes, see “Risk Factors—It may not be possible to find a purchaser for your notes.”

The return on your notes could be reduced by shortfalls due to extreme weather conditions and natural disasters.

Extreme weather conditions could cause substantial business disruptions, economic losses, unemployment and/or an economic downturn.  As a result, the related obligors’ ability to make payments on the receivables could be adversely affected.  The issuing entity’s ability to make payments on the notes could be adversely affected if the related obligors were unable to make timely payments.

The effect of natural disasters on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity.  Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables.

If the servicer is terminated, the servicing fee may increase.

If New Holland Credit Company, LLC is terminated as servicer and another entity becomes the successor servicer, the servicing fee paid to the successor servicer may exceed the servicing fee to which New Holland Credit Company, LLC, as servicer, would have otherwise been entitled to receive.  If a successor servicer has replaced New Holland Credit Company, LLC as servicer, an increase in the servicing fee payable to the successor servicer will reduce the amount of funds that would otherwise be available to pay the noteholders.  See “Servicing Matters—Fees” and “Servicing Matters—Distributions.”

Payments on the Class B Notes are junior to payments on the Class A Notes.

If you buy Class B Notes, you will not receive any principal payments until the Class A Notes have been repaid in full.  In addition, you will not receive any interest payments on your Class B Notes on any payment date until the full amount of interest then payable on the Class A Notes has been paid or provided for in full.  Interest on the Class B Notes will also be subordinated to principal payments on the Class A Notes if either (a) the maturity of the notes has been accelerated after an event of default or (b) credit losses erode the aggregate assets of the trust below the then-outstanding principal balance of the Class A Notes.  See “Description of the Notes—Payments of Principal” and “Servicing Matters—Distributions” for details of the priority rules that would apply in these circumstances.  In addition, a failure to pay interest due on the Class B Notes will not constitute an event of default while the Class A Notes are outstanding.

Cross-collateralization may adversely affect the timing and amount of recoveries on the receivables and the payments on the notes.

The financed equipment securing a receivable of an obligor held by the trust may also secure other receivables of the same obligor financed by CNH Industrial Capital America LLC that may or may not be included in the trust (such an obligor, is referred to as a common obligor).  CNH Industrial Capital America LLC has agreed to subordinate all rights in any equipment included in the trust and has agreed to obtain a similar subordination agreement from any third-party or securitization vehicle to which they may sell any interest in any equipment related to a receivable that has been sold to the trust.  As a result, a receivable of a common obligor held by any other securitization vehicle may have a subordinated lien or security interest on the financed equipment securing the receivables of such common obligor in the trust.  Actions by the servicer for any other securitization vehicle, or the trustee related to the securities issued by another securitization vehicle, may adversely affect the timing and amount of recoveries by the trust with respect to the receivables held by the trust.  These actions include enforcement of the security interest of any other securitization vehicle in the financed equipment securing receivables in the trust if receivables with a common obligor in such securitization vehicle go into default, remedial proceedings in the event of the bankruptcy of the common obligor or application of payments received under receivables.  Such actions may adversely affect the timing and amount of recovery by the trust.

Defaults on the receivables may cause payment delays or losses and could adversely affect the price of your notes.

You will rely primarily upon collections on the receivables in the trust for payments on your notes. Your notes have the benefit of a spread account, subordination of [one or more other] classes of securities and [one or more] other forms of credit enhancement.  This credit enhancement will cover losses and delinquencies on the receivables up to some level.  However, if the level of receivables losses and/or delinquencies exceeds the available credit enhancement, you may experience delays in payments due to you or may not ultimately receive all interest and principal due to you.  Such defaults or failure of the receivables to perform as anticipated could also adversely affect any credit ratings on the notes, which could limit your ability to resell your notes and/or adversely affect the price of your notes.

The return on the offered notes could be reduced by shortfalls due to military action.

The Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during the obligor’s period of active military duty, including reservists or national guard members, and for a limited time thereafter.  This legislation could adversely affect the ability of the servicer to collect full amounts of interest on a receivable as well as to foreclose on an affected receivable during and after the obligor’s period of active military duty, including reservists or national guard members.  This may result in delays and losses in payments to holders of the notes.  Because this legislation applies to obligors who enter military service after origination, no information can be provided as to the number of receivables that may be affected by the legislation.  If an obligor’s obligation to make payments is reduced, adjusted or extended, the servicer will not be required to advance such amounts.  Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes. See “Legal Aspects of the Receivables—Servicemembers Civil Relief Act.”

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity.  Investors should consider the possible effects of such occurrences on delinquency, default and prepayment experience of the receivables.

Receivables that fail to comply with laws may be unenforceable, which may result in losses on your investment.

Each of the depositor and CNH Industrial Capital America LLC will make representations and warranties relating to the receivables’ compliance with law and the enforceability of the related contracts.  If there is a breach of any of these representations or warranties that materially and adversely affects the interests of the securityholders in the related receivable, the trust’s sole remedy will be to require the depositor and CNH Industrial Capital America LLC to repurchase the affected receivable.

[The trust is dependent upon CNH Industrial Capital America LLC and CNH Industrial N.V. for additional receivables.]

[The trust will not be able to purchase receivables from us during the pre-funding period unless CNH Industrial Capital America LLC has or generates eligible receivables which it is able to transfer to us.  CNH Industrial Capital America LLC’s ability to generate receivables depends primarily upon sales of agricultural, construction and other equipment manufactured or distributed by CNH Industrial N.V. or its subsidiaries.  If, during the pre-funding period, CNH Industrial N.V. or its subsidiaries were to temporarily or permanently stop manufacturing or distributing agricultural, construction and other equipment, the rate of sales of agricultural, construction and other equipment manufactured or distributed by CNH Industrial N.V. or its subsidiaries would decrease.  This would adversely affect our ability to sell receivables to the trust.  CNH Industrial N.V.’s and its subsidiaries’ use of manufacturer’s rebates and other incentive programs may also affect retail sales, and neither we nor the trust have any control over CNH Industrial N.V.’s or its subsidiaries’ future use of those incentives.]

[Variations in economic and other factors may reduce the rate of creation of additional receivables.]

[The ability of dealers financed by CNH Industrial Capital America LLC to sell agricultural, construction and other equipment and generate eligible receivables through those sales is affected by the general level of activity in the agricultural, construction and other related industries, including the rate of North American agricultural production and demand, weather conditions, commodity prices, consumer confidence, government subsidies for the agricultural sector, interest rates, prevailing levels of construction (especially housing starts) and levels of total industry capacity and equipment inventory.  We have no basis to predict whether or to what extent these factors will affect the level of sales of agricultural, construction and other equipment.]

[Prepayments could result from pre-funding.]

[If the principal amount of eligible receivables purchased or directly originated by CNH Industrial Capital America LLC during the trust’s pre-funding period, plus other pre-existing eligible receivables, is less than the amount deposited in the trust’s pre-funding account, we will not have sufficient receivables to sell to the trust during the pre-funding period.  This would result in a prepayment of principal in an aggregate amount equal to the amount remaining in the pre-funding account at the end of the pre-funding period to the noteholders in the same sequence and proportions that would apply in a normal principal distribution.  Any prepayment will shorten the weighted average life of the affected notes.  The amount of the offered notes that will be prepaid is not known at this time, but the greater the prepayment, the shorter the weighted average life of the offered notes.]

[Characteristics of the pool of receivables may change due to pre-funding.]

[There will be no required characteristics of the receivables transferred to the trust during the pre-funding period, except that each additional receivable must satisfy the eligibility criteria specified in the sale and servicing agreement among us, the servicer and the trust at the time of its addition.  Additional receivables may be originated at a later date using credit criteria different from those that were applied to the initial receivables and may be of a different credit quality and seasoning.  However, the origination credit criteria with respect to any additional receivable will not vary materially from the origination credit criteria that are disclosed in this prospectus.  In addition, following the transfer of subsequent receivables to the trust, the characteristics of the entire receivables pool, including the composition of the receivables, the distribution by receivable type, annual percentage rate, advance rate, equipment type (including the composition of new and used equipment), payment frequency and current statistical contract value and the geographic distribution, may vary from those of the initial receivables.  Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations will affect the weighted average life of the notes.  However, the trust will not purchase any receivables that have a remaining term in excess of [          ] months or any receivables that would cause the weighted average original term of the receivables in the trust to be greater than [        ] months.  These requirements are intended to minimize the effect of the addition of subsequent receivables on the weighted average life of the notes.  In addition, after each transfer of receivables to the trust, not more than [      ]% of the contract value of the receivables in the trust will represent construction equipment receivables.]

[The trust may not have sufficient funds to make all required payments on your notes if an interest rate swap terminates.]

[The A-4b Notes bear interest at a floating rate, while the payments due under the receivables are calculated using stated fixed interest rates.  The trust will enter into an interest rate swap for the A-4b Notes to mitigate the risk associated with an increase in One-Month LIBOR that results in the interest payable on such notes exceeding the amount available to make these payments.

No assurance can be made that any amounts will be received under the interest rate swap agreement, or that any such amounts that are received will be sufficient to cover certain shortages of funds available on any payment date.

If the interest rate swap agreement is terminated while the related notes remain outstanding or the interest rate swap counterparty fails to perform its obligations under the interest rate swap agreement, the noteholders will be exposed to the risk that the interest rate on the A-4b Notes will be greater than the stated fixed rate payable by the trust under the related interest rate swap agreement, which could leave the trust without sufficient funds to make all required payments on the notes.  To the extent that distributions on the notes depend in part on payments to be received by the indenture trustee under the interest rate swap agreement, the ability of the indenture trustee to make such distributions on such notes will be subject to the credit risk of the interest rate swap counterparty.

The interest rate swap counterparty’s claim for payments other than termination payments will be higher in priority than payments on the notes.  The interest rate swap counterparty’s claim for certain priority termination payments described under “Servicing Matters—Distributions” will be at the same priority with interest on the Class A Notes.  If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in the interest and principal payments on your notes.

Depending on market interest rates prevailing at the time of the termination, termination payments may be due to the trust or to the interest rate swap counterparty.  The amount of any such termination payments will be based on the actual costs or market quotations of the costs of entering into a similar swap transaction or such other methods as will be required under the interest rate swap agreement, and such amount may be positive or negative for the trust.  Any such termination payments could, if market interest rates or other conditions have changed materially, be substantial.  A payment due to an interest rate swap counterparty would be made by the trust out of funds that would otherwise be available to make payments on the notes.  To the extent not paid by a replacement interest rate swap counterparty, certain priority swap termination payments would be paid from available funds on the same priority level with payments of interest on the Class A Notes, and will reduce the amount of funds available for payments of interest and principal on the notes.

If the interest rate swap counterparty fails to make a termination payment owed to the trust, the trust may not be able to enter into a replacement interest rate swap agreement and to the extent the interest rate on the floating rate A-4b Notes, as applicable, exceeds the applicable stated fixed rate the trust would have been required to pay the related interest rate swap counterparty under the related interest rate swap agreement, the amount available to pay principal of and interest on the notes will be reduced.  If the interest rate swap is terminated and no replacement swap is entered into, you may experience delays and/or reductions in the interest and principal payments on your notes.]

[The rating of an interest rate swap counterparty may affect the ratings of the notes.

A nationally recognized statistical rating organization hired by the sponsor (a “hired NRSRO”) that rates the issuing entity’s notes will consider the provisions of the interest rate swap agreement and the rating of the interest rate swap counterparty in rating the notes.  If an interest rate swap counterparty’s credit rating drops below the levels required by a hired NRSRO and a termination event occurs under the interest rate swap agreement because the interest rate swap counterparty fails to take one of the required corrective actions, that hired NRSRO may place its ratings on the notes on watch or reduce or withdraw its rating on the notes.  In these circumstances, ratings on both fixed notes and floating rate notes could be adversely affected.]

[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your fixed rate notes or your floating rate notes if interest rates rise.

The receivables owned by the issuing entity bear interest at a [fixed rate] while the Class A-4b notes will bear interest at a floating rate based on one-month LIBOR plus the applicable spread.  Even though the issuing entity will issue floating rate notes, it will not enter into any interest rate swaps or other derivative transactions in connection with the issuance of the notes.

If the floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes.  If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes.  The issuing entity will make payments on the Class A-4b notes out of its generally available funds - not solely from funds that are dedicated to the Class A-4b notes.  Therefore, an increase in the amount of interest payable on the Class A-4b notes as a result of an increase in one-month LIBOR would reduce the amounts available for distribution to holders of all notes, not just the holders of the Class A-4b notes.]

Credit ratings on the notes carry risks.

Investors in the notes should consider that there are risks with respect to credit ratings on asset-backed securities and that such risks apply to an investment in the notes.  A rating is not a recommendation to purchase, hold or sell securities, inasmuch as such rating does not comment as to market price or suitability for a particular investor.  Ratings of the asset-backed securities generally address the likelihood of the timely payment of interest on, and the ultimate repayment of principal of, the securities pursuant to their terms but are solely the view of the assigning rating agency and are subject to any limitations that such agency may impose.  Similar ratings on different types of securities do not necessarily mean the same thing.  A rating agency that has assigned a rating to a class of the notes may change or withdraw its rating after the notes are issued if that rating agency believes that circumstances have changed.  Any subsequent change in or withdrawal of a rating on any class of the notes by a hired NRSRO will likely affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.  A rating assigned by a non-hired NRSRO, or a change in or withdrawal of such a rating by the related non-hired NRSRO could also affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

Additionally, we note that it may be perceived that a hired NRSRO has a conflict of interest where, as is the industry standard and the case with any rating by a hired NRSRO of the notes, the sponsor pays the fee charged by the hired NRSRO for its rating services.

Risks relating to unsolicited ratings.

Rating agencies not hired to rate the notes may assign unsolicited ratings, which may differ from the ratings assigned by any hired NRSRO.  Pursuant to a rule adopted by the SEC aimed at enhancing transparency, objectivity and competition in the credit rating process, the sponsor will make available to each nationally recognized statistical rating organization (an “NRSRO”) not hired to rate the notes the same information that the sponsor and the underwriters provide to a hired NRSRO in connection with determining or maintaining credit ratings on the notes, including information about the characteristics of the underlying receivables and the legal structure of the notes.  This could make it easier for non-hired NRSROs to assign ratings to the notes prior to or after the closing date, which ratings could differ from those assigned by any hired NRSROs.  We cannot predict the occurrence, timing, or effect of any such ratings actions.

Bankruptcy of CNH Industrial Capital America LLC may cause payment delays or losses.

CNH Industrial Capital America LLC will sell receivables to us.  We intend to structure [this][these] transfer[s] in a manner designed to ensure that [it is][they are] treated as [a] “true sale[s],” rather than [a] secured loan[s].  However, a court could conclude that CNH Industrial Capital America LLC effectively still owns the receivables supporting the securities.  This could happen if a court presiding over a bankruptcy were to conclude either that the transfer[s] referred to above [was][were] not [a] “true sale[s]” or that the bankrupt party and the owner of the receivables should be treated as the same person for bankruptcy purposes.  If this were to occur, then you could experience delays or reductions in payments as a result of:

•                  the automatic stay which prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the U.S. Bankruptcy Code that permit substitution of collateral;

•                  tax or government liens on CNH Industrial Capital America LLC’s property that arose prior to the transfer of a receivable to the trust having a right to be paid from collections before the collections are used to make payments on the notes; or

•                  the fact that the trust might not have a perfected interest in (a) some equipment subject to certificate of title statutes or (b) any cash collections on the receivables held by the servicer at the time that a bankruptcy proceeding begins. See “Servicer—Collections and Accounts” for a description of the time the servicer is allowed to commingle collections with its funds.

Bankruptcy of an equipment dealer may cause payment delays or losses.

A substantial portion of the receivables [were] [or will be] originated by equipment dealers and purchased by CNH Industrial Capital America LLC.  A portion of those receivables provide for recourse to the originating dealer for defaults by the obligors (in some cases through repurchase requirements).  See “Origination of Receivables—Dealer Agreements.”

In the event of a dealer’s bankruptcy, a creditor, the bankruptcy trustee of the dealer or the dealer itself might assert that the sales of receivables to CNH Industrial Capital America LLC are loans to the dealer.  Such an assertion could result in payment delays and, if successful, losses on the affected receivables.

The transfers of receivables from CNH Industrial Capital America LLC to us and from us to the trust are intended to reduce the possibility that cash flows from the receivables will be subject to claims other than the rights of investors in the securities issued by the trust and of the parties to the applicable transaction agreements.

Prepayments of receivables or refinancing of equipment could result in payment shortfalls.

The receivables are subject to voluntary prepayment.  Prepayments may also result in connection with a servicer modification of a receivable.  In addition, an obligor may refinance equipment related to a receivable, which would result in a prepayment in full of the trust’s receivable.  Upon any prepayment in full of a receivable, the contract value of that receivable will be reduced to zero, and the contract value of that receivable will be added to the amount of principal to be paid on the notes on the related payment date.  However, some receivables have contract values that are greater than their outstanding principal balances.  When a receivable of this type is prepaid, the principal collected through the prepayment will be less than the resulting increase in the targeted principal distribution by an amount roughly equal to the excess of the receivable’s contract value over its outstanding principal balance immediately prior to the prepayment, which could lead to a cash flow shortfall that could result in delays and/or reductions in the interest and principal payments on your notes.  See “Description of the Notes—Payments of Principal.”

In addition, all of the [initial] receivables in the trust that accrue interest will be simple interest receivables.  Under simple interest receivables, if an obligor pays a fixed periodic installment early, the portion of the payment applied to reduce the unpaid balance will be greater than the reduction if the payment had been made as scheduled, and the final payment will be reduced accordingly.  As a result, the contract value of the receivable, at any time, may be greater than its principal balance.  Upon final payment (including prepayment in full) of the receivable, principal collected through that final payment will be less than the resulting increase in the targeted principal distribution, which could lead to a cash flow shortfall that could result in delays and/or reductions in the interest and principal payments on your notes.

[To the extent necessary to maintain the initial credit ratings on the notes, funds may be deposited in the trust’s principal supplement account each time that the trust buys additional receivables during the pre-funding period.  Those funds, if any, are intended to make up for potential cash flow shortfalls of the type described in the two preceding paragraphs.  On each payment date, any funds on deposit in the principal supplement account will be withdrawn to cover shortfalls in distributions of interest and principal on the notes (after giving effect to any withdrawal to be made from the spread account on that payment date).  However, in many cases, no deposit is required to be made into the principal supplement account, and in the event of a required deposit, such amount may be less than the maximum aggregate potential shortfalls of the type described in the two preceding paragraphs.  You might not receive ultimate payment in full of all amounts due under your notes if the amount of the shortfalls exceeds the amount of the deposits and other available credit enhancement and excess collections available to make up for the shortfalls.]

You will bear the reinvestment risk and other interest rate risk if receivables are prepaid, repurchased or extended.

The principal payment on the notes on any payment date will depend mostly upon the amount of collections received on the trust’s receivables during the prior calendar month or, in the case of the initial payment date, during the period from the day after the [initial] cutoff date to the end of the calendar month preceding the initial payment date.  As a result, the rate at which payments on the receivables are received will affect the rate at which principal is paid on the related notes.  Each receivable has a fixed payment schedule, but the actual rate at which payments are received may vary from that schedule for a number of reasons.

•                  Receivables may be voluntarily prepaid, in full or in part, including in connection with refinancings or servicer modifications to the receivables, or obligors may be required to prepay receivables as a result of defaults, casualties to the related equipment, death of an obligor or other reasons.  Based on its experience with similar receivables, the servicer expects that a substantial portion of the receivables will be repaid prior to their contractual maturity dates.  However, prepayment rates may be influenced by a variety of factors, and we cannot predict them with any certainty.

•                  We, CNH Industrial Capital America LLC or the servicer of the receivables may be required to repurchase one or more receivables from the trust.  In that case, the repurchase price received by the trust will be treated like a prepayment of the receivable.  This would happen if we, at the time we sell receivables to the trust, or CNH Industrial Capital America LLC, at the time it sold receivables to us, made inaccurate representations about a receivable or the servicer violated specified servicing obligations or made certain modifications to a receivable.

•                  CNH Industrial Capital America LLC may purchase all of the trust’s receivables after they have paid down to 10% of their aggregate balance as of the [applicable] cutoff date at the time they were transferred to the trust.  In this case, the purchase price received by the trust will be treated like a prepayment of the remaining receivables.

Each prepayment, repurchase or purchase will shorten the average life of the related notes.  On the other hand, the payment schedule under a receivable may be extended or revised by the servicer as discussed under “Servicer—Servicing Procedures,” which may lengthen the average life of the related notes.

You will bear any reinvestment risks resulting from a faster or slower rate of prepayment, repurchase or extension of receivables held by the trust.  If you purchase a note at a discount, you should consider the risk that a slower than anticipated rate of principal payments on your note could result in an actual yield that is less than the anticipated yield.  Conversely, if you purchase a note at a premium, you should consider the risk that a faster than anticipated rate of principal payments on your note could result in an actual yield that is less than the anticipated yield.

Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the issuing entity.

The Dodd-Frank Act, was signed into law in July 2010.  The Dodd-Frank Act is extensive and significant legislation that, among other things:

•                  creates a liquidation framework under which the Federal Deposit Insurance Corporation, or FDIC, may be appointed as receiver following a “systemic risk determination” by the Secretary of Treasury (in consultation with the President) for the resolution of certain nonbank financial companies and other entities, defined as “covered financial companies,” and commonly referred to as “systemically important entities,” in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the resolution of certain of their subsidiaries;

•                  strengthens the regulatory oversight of securities and capital markets activities by the SEC; and

•                  increases the regulation of the securitization markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

The various requirements of the Dodd-Frank Act, including the many implementing regulations which have yet to be released, may substantially affect the origination, servicing and securitization program of the sponsor and its subsidiaries.

With respect to the new liquidation framework for systemically important entities, no assurances can be given that such framework would not apply to the sponsor or its subsidiaries, including the issuing entity and the depositor, although the expectation embedded in the Dodd-Frank Act is that the framework will be invoked only very rarely.  Final rules and guidance from the FDIC indicate that such new framework will in certain cases be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime which would otherwise apply to the sponsor, the depositor and the issuing entity.  However, the provisions of the new framework provide the FDIC with certain powers not possessed by a trustee in bankruptcy under existing bankruptcy laws.

Under some applications of these and other provisions of the new framework, payments on the notes could be reduced, delayed or otherwise negatively impacted.

Summary of Deposits to and Withdrawals from Accounts(1)(2)

(1)                                 This chart provides only a simplified overview of the distribution of available collections and other available funds on each payment date when no event of default and acceleration of the notes has occurred.  Please refer to this prospectus for a further description, including with respect to amounts payable under each item identified in the waterfall.

(2)                                See “Servicing Matters—Distributions” for additional details and for special priority rules that would apply after an event of default and acceleration of the notes.

Affiliations Among Transaction Parties

The following descriptions of the transaction parties summarize certain parts of the transaction documents to which they are parties, including the trust agreement, the indenture, the administration agreement and the asset representations review agreement, but are not complete descriptions of these agreements.  For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

As described in the disclosure below relating to the sponsor, the servicer (which also acts as administrator) and us (the depositor), these entities are all affiliates and engage in transactions with each other involving securitizations of assets similar to the receivables, including public offerings and private placements of asset-backed securities. Also, we [or one of our affiliates may hold some or all of the][will initially hold the] certificates issued by the trust, [in which case the][so the] trust might be considered our affiliate and an affiliate of the sponsor and the servicer. The transactions among us and our affiliates that are material to investors relate to the securitization activities described in this prospectus, and those transactions are described throughout this prospectus. The nature of the affiliations among the sponsor, the servicer and us is illustrated in the chart below.

In the ordinary course of business from time to time, CNH Industrial Capital America and its affiliates have business relationships and agreements with the trustee, the indenture trustee and the asset representations reviewer and their affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, investment and financial advisory services, due diligence services and securitization services, all on arm’s length terms and conditions.

Ownership of Transaction Parties Included in the CNH Affiliated Group

The parties acting as indenture trustee or trustee and their respective affiliates may, from time to time, engage in arm’s-length transactions with us, the sponsor or the servicer or our affiliates, which are distinct from their respective role as indenture trustee or trustee.

[Additional Information on Transactions Among Affiliates

Provide any additional disclosure required by Item 1119 of Regulation AB.]

Issuing Entity

The issuing entity will be a trust formed under Delaware law pursuant to a trust agreement between us and the trustee. The trust will possess only the following property:

•                  receivables and related collections;

•                  bank accounts established for the trust;

•                  security interests in the equipment financed under the receivables;

•                  any property obtained in a default situation under those security interests;

•                  [Net Swap Receipts and swap termination payments from the interest rate swap counterparty;]

•                  rights to proceeds from certain insurance policies covering equipment financed under the receivables or obligors on the receivables (to the extent not used to purchase substitute equipment); and

•                  our interest in any proceeds from recourse to dealers on receivables.

The trust’s fiscal year-end is December 31 of each year and its principal offices are initially in [Wilmington, Delaware], in care of [Wilmington Trust Company], as trustee, at the address listed below under “The Trustee and the Indenture Trustee—The Trustee,” and may in the future be at such address as the trustee designates in a written notice to the depositor.

The following table illustrates the capitalization of the trust as of [                    ], as if the issuance and sale of the notes had taken place on that date:

Class A-1 [ ]% Asset Backed Notes	$	[ ]
Class A-2 [ ]% Asset Backed Notes	$	[ ]
Class A-3 [ ]% Asset Backed Notes	$	[ ]
Class A-4[a] [ ]% Asset Backed Notes	$	[ ]
[Class A-4b Floating Rate Asset Backed Notes]	$	[ ]
Class B [ ]% Asset Backed Notes	$	[ ]
Total	$	[ ]

After its formation, the trust will not engage in any activity other than:

•                  acquiring, holding and managing the receivables, [the pre-funding account,] the certificate distribution account, other trust bank accounts and the other assets of the trust and proceeds therefrom,

•                  issuing the notes offered under this prospectus [and any other [notes] [and/or] [certificates] identified in this prospectus],

•                  making payments on the notes and the certificates,

•                  [making payments pursuant to the interest rate swap agreement[s] described in this prospectus,] and

•                  engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith.

The trust agreement, including the preceding permitted activities, may be amended as described in “Amendments” below. Notwithstanding the preceding, the permitted activities may not be significantly amended without the consent of the noteholders, other than us and our affiliates as noteholders, evidencing not less than a majority in principal amount of their outstanding notes held by parties exclusive of us and our affiliates.

The trustee, each certificateholder, the indenture trustee and each noteholder, will agree that they will not at any time institute against us or the trust, or join in any institution against us or the trust of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy or similar law in connection with any obligations relating to the trust certificates, the notes or any of the transaction documents. However, we, the servicer and the indenture trustee are not prohibited from filing any claim or taking any action with respect to any insolvency proceeding that was instituted against the trust by any person other than such party.

The servicer will have limited discretionary authority with respect to the receivables as described under “Servicer—Servicing Procedures” below. In addition to the notes and certificates, [the trust is also obligated to make net swap payments and swap termination payments pursuant to the [applicable] interest rate swap agreement[s]].

New Holland Credit will enter into an administration agreement with the trust and the indenture trustee under which New Holland Credit will act as administrator for the trust. In addition, the administrator will perform the calculations, and prepare for execution by the trust or the trustee or will cause the preparation by other appropriate persons of all documents, reports, filings, instruments, certificates and opinions, as it is the duty of the trust or the trustee to perform, prepare, file or deliver pursuant to the indenture and the other transaction agreements, and at the request of the trustee will take all appropriate action that it is the duty of the trust or the trustee to take pursuant to the indenture and the other transaction agreements. The trustee will remain responsible for timely providing us with information relating to the trustee that we are required to include in our periodic filings under the Exchange Act. The administrator will not take any action that it determines in its reasonable judgment to be non-ministerial unless within a reasonable time before the taking of such action the administrator has notified the trustee of the proposed action and the trustee has not withheld consent or provided an alternative direction. As compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its related expenses, the administrator will be entitled to a quarterly administration fee in an amount equal to $[    ].

Pursuant to the indenture and related transaction agreements, the trust will be subject to restrictions on its activities, including that it will not be permitted to:

•                  engage in any business other than as permitted in the first paragraph of “Issuing Entity” above;

•                  incur, guarantee or otherwise become liable for any indebtedness other than the notes and pursuant to its transaction agreements;

•                  except as contemplated by the transaction agreements, make any loan to any other person;

•                  except as contemplated by the transaction agreements, guarantee or otherwise become contingently liable in connection with the obligations, stocks or dividends of any other person; or

•                  own any securities of, or any other interest in, any other person, except to the extent set forth in this prospectus or the transaction agreements.

Sponsor

CNH Industrial Capital America LLC, a limited liability company organized under the laws of Delaware (often referred to as “CNH Industrial Capital America”), has acquired or originated [or will acquire or originate] and selected [or will select] the receivables transferred to the trust and is also the sponsor for the transaction described in this prospectus.  CNH Industrial Capital America is an indirect wholly owned finance subsidiary of

CNH Industrial N.V. (“CNH Industrial”).  On February 28, 2014, CNH Industrial Capital America changed its name from CNH Capital America LLC to CNH Industrial Capital America LLC.

CNH Industrial Capital America provides and administers financing for the retail purchase or lease of new and used agricultural, construction and other equipment. CNH Industrial offers various retail financing options to end-use customers through CNH Industrial Capital America and other CNH Industrial affiliates, subsidiaries and joint ventures to facilitate the sale of its products in North America, Europe, Latin America, Australia and other parts of the world. However, the trust will include only receivables of obligors located in the United States.

CNH Industrial Capital America’s operations principally involve purchasing retail installment sale contracts and leases from dealers and originating retail installment loans and leases. CNH Industrial Capital America has also established a relationship with one or more third parties pursuant to which CNH Industrial Capital America acquires consumer installment loans relating to equipment sold by dealers. In addition, CNH Industrial Capital America facilitates and finances the sale of insurance products and extended service plans to retail customers, provides financing for dealers’ inventory, parts and rental equipment yards, and also provides other retail financing programs for end-use customers in North America. CNH Industrial Capital America, its subsidiaries and affiliates also provide various financing options to dealers for a variety of purposes, including inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment.

CNH Industrial Capital America offers a broad variety of financing options through dealers to end-use customers for the retail sale of CNH Industrial’s agricultural, construction and other equipment, used equipment accepted by dealers in trade and equipment of other manufacturers stocked and sold by the dealer network.

CNH Industrial’s United States dealers and company-owned dealerships located in the United States assign and sell retail installment sale contracts and leases to CNH Industrial Capital America on a regular basis.

Since mid-2005, due to an organizational restructuring designed to maximize efficiencies, CNH Industrial Capital America has become the sole originator of receivables of the types sold to the trust within CNH Industrial’s U.S. financial services business. New Holland Credit has become the sole servicer of those receivables. Prior to mid-2005, both CNH Industrial Capital America and New Holland Credit originated and serviced receivables.

Sponsor’s Securitization Experience

CNH Industrial Capital America has significant securitization experience and has securitized multiple asset classes, including agricultural, construction and other equipment receivables (retail installment sale contracts, loans and leases), dealer floor plan receivables and credit card receivables. The sponsor typically sponsors two to four securitizations of assets similar to the receivables each calendar year in registered U.S. transactions. The sponsor has also been active in the 144A market in the U.S. and (through affiliates) in Canada and Australia. CNH Industrial Capital America and predecessor entities have been securitizing retail installment sale contracts and loans secured by agricultural, construction and other equipment since 1992. Since September 2006, CNH Industrial Capital America has also securitized consumer installment loans originated through programs with third parties. CNH Industrial Capital America securitized finance leases of agricultural, construction and other equipment prior to 2001, but has not done so since that time, however, it may securitize finance leases again in the future. CNH Industrial Capital America has securitized true leases since 2010. For information on the size, composition and growth of the sponsor’s portfolio of assets similar to the receivables being sold to the trust, see “Sponsor’s Portfolio Delinquency and Loss Information,” “Historical Delinquency Experience” and “Historical Credit Loss/Repossession Experience.”

CNH Industrial N.V.

CNH Industrial is incorporated under the laws of The Netherlands. CNH Industrial has its corporate seat in Amsterdam, The Netherlands, and its principal office in Basildon, United Kingdom.

CNH Industrial is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V.  When we refer to CNH Industrial in this prospectus, we are referring to CNH Industrial N.V. and its consolidated subsidiaries.

CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications.

The address of CNH Industrial’s principal executive offices is Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom and its telephone number when calling from the United States is +44 1268 533000.  CNH Industrial is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) as a foreign private issuer.  As required by that act, CNH Industrial N.V. files reports and other information with the Securities and Exchange Commission (“SEC”). You can find more information about CNH Industrial N.V. in the reports and other information that it files with the SEC, at www.sec.gov.

Depositor

We, CNH Capital Receivables LLC, are the depositor and have formed or will form and sell receivables to the trust. We are a wholly-owned subsidiary of CNH Industrial Capital America and were converted into a limited liability company under the laws of the State of Delaware on December 31, 2004. Prior to that date we were known as CNH Capital Receivables, Inc. and had been organized as a Delaware corporation since May 19, 2000. We are organized for the limited purpose of buying receivables, transferring those receivables to third parties and any related activities. Our business is limited to these activities.

Since we were formed, we have been engaged in securitizing retail installment sale contracts originated or acquired by the sponsor or its affiliates. Since mid-2006, we have been engaged in securitizing consumer installment loans acquired by the sponsor from third parties.  Since January 2006 we have also been engaged in securitizing retail installment loans originated or acquired by the sponsor or its affiliates. We have not securitized finance leases since 2000 and we have never previously securitized true leases. During such times we have also been engaged in purchasing similar receivables under a warehouse facility pursuant to which we finance our purchase of these receivables by selling interests in those receivables under the terms of a financing agreement with multiple purchasers.  We have on one occasion provided additional reserve support to four previously issued securities transactions in the form of deposits into their respective spread accounts and through revisions to the definition of “Specified Spread Account Balance” applicable to each such transaction to maintain credit ratings assigned by a rating agency to the securities related to such transactions when loss experiences were higher than anticipated due to adverse economic conditions. Neither we nor CNH Industrial Capital America has any right or obligation to take similar actions if receivables backing notes sold pursuant to this prospectus do not perform as expected.

Our principal executive offices are located at 6900 Veterans Boulevard, Burr Ridge, Illinois 60527, and our telephone number is (630) 887-5451. You can find more information about our legal separateness from CNH Industrial Capital America, the restrictions on our activities and possible effects on you if we were to enter bankruptcy, reorganization or other insolvency proceedings under “Legal Aspects of the Receivables—Bankruptcy Considerations Relating to CNH Industrial Capital America and New Holland Credit.”

CEO Certification

The chief executive officer of the depositor will provide specified certifications regarding the disclosures contained in this prospectus, the receivables, the offered notes and the structure of this securitization transaction.  The chief executive officer’s certification will be filed with the final prospectus.

Closing Date Sale of Receivables

We will buy the receivables from CNH Industrial Capital America to transfer to the trust on the closing date under the purchase agreement entered into in connection with the offering of notes by the trust.

Under the purchase agreement, CNH Industrial Capital America must use procedures not adverse to our interests to select the receivables to be sold to us. We buy these receivables without recourse to CNH Industrial Capital America for defaults by the obligors. However, CNH Industrial Capital America represents and warrants to us on [the][each] purchase date as to the receivables being sold on that date by it, among other things, that:

(1)                                 each of the receivables meets our eligibility requirements;

(2)                                 the information that it has provided to us about the receivables is correct in all material respects;

(3)                                 the obligor on each of the receivables is required to maintain physical damage insurance covering the financed equipment in accordance with its normal requirements;

(4)                                 immediately prior to the transfers contemplated in the transaction agreements, CNH Industrial Capital America had good title to each receivable transferred by it, free and clear of all security interests, liens, charges and encumbrances (other than (a) tax liens, mechanics’ liens and any liens that attach to the related receivable by operation of law as a result of any act or omission by the related obligor and (b) any lien against the equipment resulting from a cross-collateralization provision in the related contract), and no setoff, defenses or counterclaims have been asserted or threatened;

(5)                                 as of the purchase date, each of the receivables is or will be secured by a first priority perfected security interest in the financed equipment in favor of CNH Industrial Capital America; and

(6)                                 each of the receivables complied at the time it was originated and complies as of the purchase date with applicable federal and state laws in all material respects, including consumer credit, truth in lending, equal credit opportunity and disclosure laws.

If CNH Industrial Capital America breaches any of its representations or warranties concerning the receivables conveyed in a purchase agreement it will be obligated to repurchase from us or the trust any receivable materially and adversely affected by the breach at a price equal to the Purchase Amount as defined below. This repurchase obligation is the sole remedy available to us, the indenture trustee, the noteholders, the trust, the trustee or the certificateholders against CNH Industrial Capital America for any such breach. If CNH Industrial Capital America fails for any reason to perform its repurchase obligation, you could experience delays or reductions in payments on your notes. In connection with any such repurchase, we will assign to CNH Industrial Capital America any interest that we have in the receivable and the related equipment.  “Purchase Amount” means, as of the close of business on the last day of a collection period, an amount equal to the contract value of the applicable receivable, as of the first day of the immediately following collection period (or, with respect to any applicable receivable that is a liquidated receivable, as of the day immediately prior to such receivable becoming a liquidated receivable less any liquidation proceeds actually received by the issuing entity) plus interest accrued and unpaid thereon as of such last day at a rate per annum equal to[: (a) in the case of any receivable transferred on the closing date,] the [initial] cutoff date APR [and (b) in the case of any receivable transferred on a related subsequent transfer date, the applicable subsequent cutoff date APR].

Other than as expressly stated herein, none of the indenture trustee, the trustee, the asset representations reviewer or the servicer are obligated to monitor the receivables or investigate whether any representations have been breached or whether any receivable may be an ineligible receivable.

On discovery of a breach or receipt of a notice of breach, a repurchase request or demand or a review report from the asset representations reviewer indicating that a test was failed for a receivable, the originator or the depositor will investigate the receivable or receivables to confirm the breach and determine if it has a material adverse effect on any receivable.  CNH Industrial Capital America will report any requests or demands to repurchase receivables and related activity and status on SEC Form ABS-15G.

We then sell receivables that we have acquired pursuant to the purchase agreement as described above to the trust, pursuant to a sale and servicing agreement. This sale is also made without recourse. The trustee will, concurrently with this sale, execute and deliver the notes and certificates. The trust will deliver the net proceeds from the notes and certificates sold on the closing date [(along with the related notes and certificates that are not offered under this prospectus and that are identified as being transferred to us as consideration for related receivables)] to us in exchange for the receivables, and for funds to make [a deposit in a pre-funding account and] initial deposits in [other of] the trust bank accounts. [With respect to the notes or certificates that we acquire in exchange for receivables, we may retain such notes and/or certificates or we may further transfer any such notes and/or certificates to CNH Industrial Capital America or its affiliate in exchange for receivables acquired on the closing date pursuant to the purchase agreement or in exchange for other consideration. We or our affiliate may also sell or pledge such notes and/or certificates to unaffiliated entities, provided that such transactions comply with all applicable securities laws and regulations.

[To be added for offerings on or after December 24, 2016:]  [For more information about the required retention of credit risk in the transaction by the sponsor, see “Credit Risk Retention.”]

[Pre-Funding Period

The trust has a pre-funding period, during which CNH Industrial Capital America may from time to time sell additional receivables to us, and we will in turn sell them to the trust. A portion of the proceeds from issuance of the notes will be deposited in a pre-funding account and used to pay the purchase price for these additional receivables and make required related deposits in the trust bank accounts, all as described further in this prospectus.

If funds remain in the pre-funding account at the end of the pre-funding period, those funds will be used to make principal payments on the notes in the priorities set out under “Servicing Matters—Distributions.”

The eligibility criteria for additional pool assets to be acquired during the pre-funding period will be the same as applied to the initial asset pool and will be as described [above]. CNH Industrial Capital America will determine whether additional pool assets meet the applicable criteria, and no other transaction party is required or expected to verify that determination.

Pending the application of funds in the pre-funding account to acquire additional pool assets, those funds will be invested consistent with the general rules for investment of funds held by the trust, as described in “Servicer—Collections and Accounts” below.

Following the end of the pre-funding period, if the trust has acquired additional pool assets, and if our reporting obligations under the Securities and Exchange Act relating to the notes remain in effect, we will include in a report on Form 10-D updated information comparable to that contained in the pool composition tables under “The Receivables Pool.” The updated tables will reflect the aggregate characteristics of the receivables in the trust, after the additions made during the pre-funding period.]

Additional Terms of Receivables Sales

The net proceeds paid to us and in turn to the sponsor are the only amounts that we and the sponsor will receive as compensation for the receivables [(other than the [notes] [certificates] of the trust conveyed as consideration for receivables)], and no additional amounts will be paid to either of us or any other party in connection with the selection and acquisition of the pool receivables. Some of the net proceeds are used to repay interim financing as described above.

If we breach any of our representations or warranties made in the sale and servicing agreement relating to title of the receivables, perfection or priority matters (these representations and warranties made by us to the trust are substantially similar to the title, perfection and priority representations and warranties made by CNH Industrial Capital America to us as described in “—Closing Date Sale of Receivables” above), and our breach is not cured by the last day of the second month following the discovery by or notice to the trustee of the breach, we will be obligated to repurchase any receivable materially and adversely affected by our breach as of such last day at a price equal to the Purchase Amount. This repurchase obligation is the only remedy available to the trust, noteholders, certificateholders, the indenture trustee or the trustee for the trust for any such uncured breach relating to representations and warranties described in this paragraph.

We also have an obligation under the sale and servicing agreement to repurchase at a price equal to the Purchase Amount any receivable for which there has been a breach of a representation or warranty by CNH Industrial Capital America under the purchase agreement that requires CNH Industrial Capital America to repurchase such receivable as described in “—Closing Date Sale of Receivables” above.  Our foregoing repurchase obligation is subject to CNH Industrial Capital America repurchasing the receivable from us as described above.  This repurchase obligation of ours is the only remedy available against us to the noteholders, the indenture

trustee or the trustee for the trust for any such uncured breach.   With respect to this paragraph, the preceding paragraph, and the second to last paragraph under “—Closing Date Sale of Receivables,” the servicer will make the determinations as to whether such repurchases are required and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.

With respect to all receivables purchased or repurchased by, or otherwise transferred to, CNH Industrial Capital America, us, the servicer or our affiliate pursuant to the transaction agreements: (a) the issuing entity, the depositor and the indenture trustee will sell, transfer, assign, set over and otherwise convey to CNH Industrial Capital America, us, the servicer or our affiliate, as applicable, without recourse, representation or warranty, all of the issuing entity’s, the depositor’s and the indenture trustee’s right, title and interest in, to and under such receivables, and all related equipment, and all other related assets, including all security and documents relating thereto, and (b) the issuing entity, the seller, and the indenture trustee will be deemed to have released any security interest and any other claim under the transaction agreements in such receivables, related equipment, and all related assets, including all security and documents relating thereto, without any further act or deed, and such receivables, and all related equipment, and all other related assets, including all security and documents relating thereto will be free of the security interest contained in the indenture.

Under the sale and servicing agreement, New Holland Credit, as servicer, will continue to service the receivables held by the trust and will receive fees for its services. In order to assure uniform quality in servicing the receivables and to reduce administrative costs, we and the trust will designate the servicer as custodian to maintain possession, as the agent for the trust and the indenture trustee, of the receivables and related documents.

The obligors on the receivables are not notified that their receivables have been transferred by CNH Industrial Capital America to us or by us to the trust. However, CNH Industrial Capital America marks its accounting records to reflect these sales, and Uniform Commercial Code financing statements reflecting the sales are filed. These UCC financing statements, along with filings perfecting the security interests created under the indenture will result in the depositor, the trust and the indenture trustee each obtaining a first-priority security interest from their respective debtors under the related transaction agreement in which the security interest was created, subject to circumstances and exceptions described below under “Legal Aspects of the Receivables” and in the related transaction agreements. The related transaction agreements also require the related debtor to maintain these filings covering the receivables.

Under the sale and servicing agreement, CNH Industrial Capital America has an option to purchase all of the remaining receivables held by the trust after their aggregate contract values fall below 10% of the sum of the contract values of all of the trust’s receivables, measured for each receivable as of the [applicable] cutoff date at the time of its sale to the trust.

Pursuant to the purchase agreement between us and CNH Industrial Capital America, we and CNH Industrial Capital America agree that the transactions contemplated thereunder are [a] sale[s] of the related receivables, and that in the event of a filing of a petition for relief by or against CNH Industrial Capital America under the Bankruptcy Code, (a) such receivables would not be property of CNH Industrial Capital America’s bankruptcy estate under Section 541 of the Bankruptcy Code, (b) the bankruptcy court would not compel the turnover of such receivables or collections thereon by us to CNH Industrial Capital America under Section 542 of the Bankruptcy Code, and (c) the bankruptcy court would determine that payments on such receivables not in the possession of CNH Industrial Capital America would not be subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code imposed upon the commencement of CNH Industrial Capital America’s bankruptcy case. These agreements would not be binding upon any bankruptcy court that were to consider these issues.

Similarly, under the sale and servicing agreement between us and the trust, we represent and warrant that it is our intention that the transfer and assignment of the receivables thereunder constitute a sale from us to the trust and that the beneficial interest in and title to the receivables not be a part of our estate in the event of the filing of a bankruptcy petition by or against us under any bankruptcy or similar law. These representations and warranties would not be binding upon any bankruptcy court that were to consider these issues.

Servicer

New Holland Credit Company, LLC, a limited liability company organized under the laws of the state of Delaware (often referred to as “New Holland Credit”), is an indirect wholly owned finance subsidiary of CNH Industrial, and will act as the servicer of the receivables owned by, and provide administrative services to, the trust.

New Holland Credit was formed on April 25, 1996 for the purpose of providing wholesale, retail and lease financing services to dealers and customers in connection with the agricultural and industrial equipment operations of New Holland North America, Inc. beginning on January 1, 1997.

For information on the size, composition and growth of the portfolio of assets serviced by the servicer that are similar to the receivables, see “Sponsor’s Portfolio Delinquency and Loss Information,” “Historical Delinquency Experience” and “Historical Credit Loss/Repossession Experience.”

Servicing Procedures

The servicer will agree to make reasonable efforts to collect all payments on the receivables held by the trust and to follow the servicer’s then current customary standards, policies and procedures, which we will refer to as its “servicing procedures.”

When receivables become delinquent, the servicer follows a multi-stage collection process. The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due.  Payments of $50 or more are generally considered consequential. Past due accounts are assigned to collection queues at different stages of delinquency. The collection queues are updated daily, customized and prioritized based on several different receivable characteristics. The first collection effort is either an automated collection letter or a telephone call by internal collection personnel. Automated collection letters are used as early as four days after the due date, based on the account’s behavioral score. Normal collection procedures continue to approximately 45-90 days past due, depending upon the type of underlying equipment. At this point, further actions can include using outside cash collection agencies, repossessing and selling the financed equipment and pursuing customer deficiencies and/or legal action. The servicer will not be required or permitted to make advances to the trust on account of delinquent payments or otherwise.

The servicer will consider a payment schedule change for a receivable when delinquencies result from temporary interruptions in the obligor’s cash flow. In connection with a payment schedule change, the servicer moves a portion of a payment or one or more payments to a future date. Interest continues to accrue on the outstanding principal balance, at the contract rate, during the period that payments are not required to be made as a result of a payment schedule change. A curtailment (partial payment) could be required to reduce accrued interest and the principal balance at the time of the payment schedule change. Any payment schedule change fees paid in connection with receivables sold to the trust will be paid to the trust, but in most cases no fee is charged.

Generally, the servicer may grant extensions, rebates, refunds, deferrals, amendments, modifications or adjustments with respect to any receivable (regardless of whether or not the receivable is a 180-Day Receivable, subject only to the following proviso) in accordance with its servicing procedures; provided, however, that if a receivable is not a 180-Day Receivable and the servicer (i) extends the date for final payment by the obligor of any receivable beyond a final scheduled maturity date or (ii) reduces the contract rate on a receivable or the aggregate amount of the scheduled payments due on any receivable other than as required by applicable law (including the order of a court of competent jurisdiction), it may make such modifications to the receivable, but the servicer must then purchase such receivable in the same manner as described above under “Depositor— Closing Date Sale of Receivables” and “Depositor—Additional Terms of Receivables Sales” with respect to repurchases upon a breach of the servicer under the sale and servicing agreement; provided, however, that the servicer will not make a modification described in the preceding clause (i) or (ii) that would trigger a purchase of the related receivable as described in this sentence for the sole purpose of purchasing a receivable from the issuing entity. The servicer or CNH Industrial Capital America will also be required to purchase or repurchase receivables in the same manner as described above under “Depositor— Closing Date Sale of Receivables” and “Depositor—Additional Terms of Receivables Sales” with respect to breaches of covenants of the servicer under the sale and servicing agreement which are summarized in the first sentence of this section, in this paragraph, in the following paragraph, or which relate to a failure by the servicer to maintain the perfection of the security interest in receivables or equipment related to receivables as required under the transaction agreements, but such a purchase or repurchase is only required with respect to receivables materially and adversely affected by such a breach. The purchase or repurchase required under the preceding sentence would only be required if such breach was not cured by the last day of the calendar month in which such breach occurs or is discovered. In addition, the servicer will also be required to purchase receivables in the same manner as described above under “Depositor— Closing Date Sale of Receivables” and “Depositor—Additional Terms of Receivables Sales,” if the servicer takes any action not in accordance with the servicer’s servicing procedures that materially impairs the rights of the issuing entity, indenture trustee, the certificateholders or noteholders in such receivables and which is an action relating to covenants summarized in the first sentence of this section, in this paragraph, or in the following paragraph. The servicer will make the determination as to whether a purchase or repurchase described in this paragraph is required and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.

The servicer may in accordance with its then current customary standards, policies and procedures waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. The servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the related receivables so long as such practices, promotions or sales are offered to obligors of comparable equipment receivables serviced by the servicer for itself or others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. Additionally, the servicer and its affiliates may refinance any receivable by accepting a new retail installment sale contract or loan from the related obligor and depositing the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing shall not be property of the issuing entity, and any related financed equipment and documents relating to the receivable which was paid off will be released from all security interests under the transaction agreements and will be retransferred to CNH Industrial Capital America or its affiliate. The sale and servicing agreement provides that the parties to the agreement intend that the servicer and its affiliates will not refinance a receivable in order to provide direct or indirect assurance to us, the indenture trustee, the trustee, the noteholders, or the certificateholders, as applicable, against loss by reason of the bankruptcy or insolvency (or other credit condition) of, or default by, the obligor on, or the uncollectability of, any receivable. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed equipment.

Liquidated receivables will be transferred to the servicer or CNH Industrial Capital America (as the servicer determines at such time) on the business day following the day on which such receivable becomes a liquidated receivable (the “liquidated receivable transfer date”) so long as the related liquidation proceeds are deposited before the liquidated receivables are transferred to the servicer or CNH Industrial Capital America, as applicable, and as of the liquidated receivable transfer date such liquidated receivables will no longer constitute receivables of the issuing entity for any purposes. Without limiting the generality of the foregoing, as of the applicable liquidated receivable transfer date (a) the issuing entity, the depositor and the indenture trustee will transfer, assign, set over and otherwise convey to CNH Industrial Capital America or the servicer, as applicable, without recourse, representation or warranty, all of the issuing entity’s, the depositor’s and the indenture trustee’s right, title and interest in, to and under such liquidated receivables and any related equipment, and all related assets, including all security and documents relating thereto, other than liquidation proceeds (the “liquidated collateral”), and (b) the issuing entity, the depositor, and the indenture trustee will be deemed to have released any security interest and any other claim in such liquidated collateral under the transaction agreements, without any further act or deed, and such liquidated collateral will be free of the security interest granted in the indenture.

In accordance with the servicer’s servicing procedures, the equipment relating to a receivable may be replaced with substitute equipment, of equal or greater value (in the servicer’s reasonable determination) than the original related equipment. The only conditions to such substitution (in addition to its being in accordance with the servicer’s servicing procedures) will be the perfection of the first priority security interest in the related substitute equipment in favor of CNH Industrial Capital America and a first priority perfected security interest of the indenture trustee in CNH Industrial Capital America’s security interest in such substitute equipment. Following such substitution, the substitute equipment shall be considered the financed equipment related to such receivable for all purposes with respect to the issuing entity and under the transaction agreements, and (i) the issuing entity, the depositor and the indenture trustee will sell, transfer, assign, set over and otherwise convey to CNH Industrial Capital America (or its affiliate designated by it), without recourse, representation or warranty, all of the issuing entity’s, the depositor’s and the indenture trustee’s right, title and interest in, to and under such equipment originally financed by the receivable, and all security and documents relating thereto, and (ii) the issuing entity, the depositor, and the indenture trustee will be deemed to have released any security interest and any other claim in such equipment originally financed by the receivable, and all security and documents relating thereto, under the transaction agreements, without any further act or deed, and such equipment originally financed by the receivable, and all security and documents relating thereto, will be free of the security interest granted in the indenture. The most common scenarios in which equipment would be substituted for the equipment originally related to a receivable are when the original equipment related to a receivable is stolen or damaged beyond repair and insurance proceeds are used to replace the stolen or damaged equipment or when the original equipment related to a receivable is faulty or nonfunctioning. The servicer will make the determinations described in this paragraph to be made by the servicer (including whether a substitution is in accordance with the servicer’s servicing procedures) and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.

[The ability of the servicer to make modifications on the receivables is not expected to have a material impact on the distributions on the notes.] [Insert description of the impact of modifications on the receivables to distribution on the notes if applicable.]

Collections and Accounts

The servicer will establish and maintain the following bank accounts for the trust (the following accounts are collectively referred to in this prospectus as the “trust bank accounts”):

•                  a collection account, into which all payments made on or with respect to the receivables will be deposited;

•                  a note distribution account, into which amounts available for payment to the noteholders [and any swap counterparties] will be deposited and from which those payments will be made;

•                  [a certificate distribution account, into which amounts available for payment to the certificateholders will be deposited and from which those payments will be made;]

•                  a spread account;

•                  [a negative carry account;]

•                  [a principal supplement account;]  and

•                  [a pre-funding account].

The servicer will deposit, or cause to be deposited, all payments received on the trust’s receivables during a calendar month into the collection account within two business days of the date that the servicer has identified and posted such amounts (which the servicer will use its reasonable best efforts to do promptly) to the servicer’s computer system. It is therefore possible that some cash collections could then be held in the collection account for up to 45 days or more pending distribution.

However, at any time when (a) New Holland Credit is the servicer, (b) there exists no servicer default and (c) each other condition to making deposits less frequently than daily as may be specified by a hired NRSRO or set forth herein is satisfied, the servicer will not be required to deposit payments into the collection account until on or before the business day preceding the applicable payment date. In this case, cash collections would be held in the collection account for one day or less pending distribution. Prior to deposit into the collection account, the servicer may invest collections at its own risk and for its own benefit, and the collections will not be segregated from its own funds. If the servicer were unable to remit such funds, noteholders might incur a loss. [The servicer may, in order to satisfy the requirements described above, obtain a letter of credit, provide a guarantee, or pledge assets for the benefit of the trust to secure timely remittances of collections on the related receivables.]

At any time when the servicer is permitted to remit collections once per Collection Period, the servicer will be permitted to make that deposit net of distributions to be made to the servicer with respect to the same Collection

Period. The servicer, however, will account to the indenture trustee, the trustee and the noteholders with respect to the trust as if all deposits, distributions and transfers were made individually. “Collection Period” means, with respect to any payment date, the period from the end of the preceding Collection Period (or, if for the first payment date, from the beginning of the day after the [initial] cutoff date) to and including the last day of the calendar month preceding the calendar month in which such payment date occurs.

Funds held in a trust bank account will be invested in the following types of investments:

(a)                                 direct obligations of, or obligations fully guaranteed as to timely payment by, the United States of America;

(b)                                 demand deposits, time deposits or certificates of deposit of any domestic depository institution or trust company or any domestic branch of a foreign bank that is subject to supervision and examination by federal or state banking or depository institution authorities, in each case, at the time of the investment or contractual commitment to invest, the commercial paper or other short-term senior unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof has a credit rating from each of the applicable hired NRSROs in its highest investment category granted thereby;

(c)                                  commercial paper having, at the time of the investment or contractual commitment to invest, a rating from each of the applicable hired NRSROs in its highest investment category;

(d)                                 investments in money market funds having a rating from each of the applicable hired NRSROs in its highest investment category, including funds for which the indenture trustee or the trustee or any of their respective affiliates is investment manager or advisor;

(e)                                  bankers’ acceptances issued by any depository institution or trust company referred to in clause (b) above;

(f)                                   repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed as to timely payment by, the United States of America or any of its agencies or instrumentalities the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in clause (b); and

(g)                                  any other investment which satisfies the Rating Agency Condition and which is in the highest investment category granted by each applicable hired NRSRO.

Investments described in clauses (b) through (g) will be made only so long as making such investments will not require the trust to register as an investment company, in accordance with the Investment Company Act of 1940. [During the pre-funding period, no investments in money market funds will be made with funds in any account other than the collection account.] Also, so long as they meet the criteria listed above, these investments may include securities issued by us or our affiliates or trusts originated by us or our affiliates. The investments made in each trust bank account are limited to obligations or securities that mature on or will be liquidated on the next payment date.

Funds on deposit in a trust bank account will be invested or reinvested by the indenture trustee in eligible investments selected by and as directed in writing by the servicer or if the servicer fails to provide written direction, will be invested or reinvested by the indenture trustee in eligible investments specified in paragraph (d) above although the indenture trustee will not be liable for the selection of, or any loss arising from such investment in, any eligible investments. All such eligible investments will be held or controlled by the indenture trustee for the benefit of the noteholders, [the swap counterpart[y][ies],] and the certificateholders, as applicable.

The indenture trustee will possess or control all right, title and interest in all funds on deposit from time to time in the trust bank accounts and in all proceeds thereof (including all income thereon). The trust bank accounts will be under the sole dominion and control of the indenture trustee for the benefit of the noteholders, [the swap counterpart[y][ies],] and the certificateholders (excluding the note distribution account). Only the servicer and the indenture trustee will have access to the cash balances on deposit in the trust bank accounts. Each of the servicer, the depositor, the trustee and indenture trustee will make deposits to one or more of the trust bank accounts. The servicer will make calculations and decisions regarding the transfer and disbursement of cash flows and there will not otherwise be any independent verification of the activity in the trust bank accounts, other than to the limited extent addressed in the annual officer’s certificate of the servicer and the accountants’ report, each as described below under “—Evidence as to Compliance.”

In the unlikely event of defaults on investments made in trust bank accounts, investors in the notes could experience losses or payment delays. Earnings from these investments, net of losses and investment expenses, will be deposited in the collection account on each payment date and treated as collections on the related receivables.

Each trust bank account will be maintained in an Eligible Deposit Account.

“Eligible Deposit Account” means: (a) a deposit account maintained with a federal or state-chartered depository institution or trust company that is an Eligible Institution or (b) with respect to eligible investments only, a segregated trust account maintained with the corporate trust department of a federal depository institution or state chartered depository institution that is subject to federal or state regulations regarding fiduciary funds on deposit substantially similar to 12 C.F.R. §9.10(b) which has corporate trust powers, acting in its fiduciary capacity, so long as any of the securities of such depository institution have a credit rating from each rating agency hired by the sponsor to rate the notes (if such rating agency is still rating such notes) in one of its generic rating categories which signifies investment grade.

“Eligible Institution” means (a) in the case of deposit accounts or trust accounts in which deposits are held for less than thirty (30) days, an institution whose long-term unsecured debt obligations are rated at least [BBB by S&P and are rated at least A3 by Moody’s], and if such institution has a short-term rating from [S&P], an institution whose commercial paper, short-term debt obligations or other short-term deposits are rated at least [A-2 by S&P] and (b) in the case of deposit accounts or trust accounts in which deposits are held for more than thirty (30) days, an institution whose commercial paper, short-term debt obligations or other short-term deposits are rated [P-1 by Moody’s], and whose long-term unsecured debt obligations are rated at least [BBB by S&P], and if such institution has a short-term rating from [S&P], an institution whose commercial paper, short-term debt obligations or other short-term deposits are rated at least [A-2 by S&P].

Cash will be held in trust bank accounts until it is withdrawn as described in this prospectus. [In the case of a pre-funding account, cash could be held in that account for up to twelve months before the amounts remaining therein at the end of the pre-funding period are distributed to noteholders.] See also “—Collections and Accounts” above for a discussion regarding the length of time that cash may be held in the collection account.

Evidence as to Compliance

The sale and servicing agreement will require the servicer to deliver annually, on or before March 30th of each calendar year, an assessment of its compliance with certain servicing criteria during the preceding twelve months (or in the case of the first such assessment, from the closing date). In addition, the sale and servicing agreement will require that a firm of independent public accountants furnish to the trust and indenture trustee annually, on or before March 30th of each calendar year, an attestation report as to such servicer’s assessment of compliance during the preceding twelve months (or in the case of the first such report, from the closing date). The assessment and attestation required by this paragraph must comply with the current rules and regulations of the SEC; however, the assessment and attestation may be replaced by any similar assessment or attestation using standards which are in the future in use by servicers of comparable assets and which comply with any applicable rule, regulation, “no action” letter or similar guidance promulgated by the SEC.

The sale and servicing agreement will also require that an officer of the servicer deliver to the trust and indenture trustee, substantially simultaneously with the delivery of the accountants’ attestation, a certificate stating that the servicer has fulfilled its obligations under the sale and servicing agreement in all material respects throughout the preceding twelve months (or, in the case of the first such certificate, from the closing date) or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status of each such failure.

Noteholders may obtain copies of such assessments, attestations and certificates by written request addressed to the trustee.

Appointment of Subservicers

New Holland Credit, as servicer, may at any time appoint a subservicer to perform all or any portion of its obligations as servicer. The appointment of any subservicer is subject to satisfaction of the Rating Agency Condition with respect to the notes. The servicer will remain obligated and be liable to the trust, trustee, indenture trustee and noteholders for the servicing and administering of the receivables in accordance with the sale and servicing agreement without diminution of those obligations and liabilities by virtue of the appointment of any subservicer and to the same extent and under the same terms and conditions as if the servicer itself were servicing and administering the receivables. The fees and expenses of each subservicer will be paid by the servicer and will be paid in amounts as agreed between the servicer and its subservicer from time to time and none of the trust, trustee, indenture trustee, certificateholders or noteholders will have any responsibility therefor.

Resignation, Liability and Successors of the Servicer

New Holland Credit will not be permitted to resign from its obligations and duties as servicer for the trust, except upon determination that New Holland Credit’s performance of such duties is no longer permissible under applicable law. No resignation will become effective until the indenture trustee or a successor servicer has assumed New Holland Credit’s servicing obligations and duties.

Neither the servicer nor any of its directors, officers, employees and agents will be under any liability to the trust or the noteholders or certificateholders for taking any action or for refraining from taking any action under the sale and servicing agreement or for errors in judgment. However, none of the listed parties will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the servicer’s duties thereunder or by reason of reckless disregard of its obligations and duties thereunder. In addition, the servicer will not be under any obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the sale and servicing agreement and that, in its opinion, may cause it to incur any expense or liability.

Upon compliance with procedural requirements specified in the sale and servicing agreement, any of the following entities will be the successor of the servicer under the sale and servicing agreement:

•                  any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party;

•                  any entity succeeding to the business of the servicer; or

•                  any corporation or limited liability company of which 50% or more of the voting stock or membership interests, respectively, are owned, directly or indirectly, by CNH Industrial, which assumes the obligations of the servicer.

Upon any termination of, or appointment of a successor to, the servicer, the indenture trustee will give prompt written notice thereof to the noteholders, [the swap counterpart[y][ies],] and the hired NRSROs (which notice to any hired NRSROs will be given either (i) to the depositor to be forwarded to the hired NRSROs, or (ii) directly to any hired NRSROs with a prior copy to the depositor).

Servicer Default

The following events will constitute “servicer defaults” under the sale and servicing agreement:

•                  the servicer fails to make required deposits or to direct the indenture trustee to make required distributions, subject to a three business day cure period after discovery or notice;

•                  we or the servicer breach our respective obligations under the sale and servicing agreement, subject to materiality limitations and a 60 day cure period after notice; and

•                  bankruptcy or insolvency of the servicer.

Rights Upon Servicer Default

If a servicer default under the sale and servicing agreement occurs and remains unremedied after the expiration of the applicable cure period, the indenture trustee or holders of notes evidencing at least 25% in outstanding principal amount of such notes may terminate all the rights and obligations of the servicer (other than with respect to certain indemnity obligations of such servicer) under the sale and servicing agreement. In that event, all power and authority of the servicer under the sale and servicing agreement will, without further action, pass to and be vested in the indenture trustee or a successor servicer appointed by the trust and acceptable to the indenture trustee. Any successor servicer will be entitled to similar compensation arrangements. If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no servicer default other than that appointment has occurred, the bankruptcy trustee or other official may have the power to prevent the indenture trustee or noteholders from effecting a transfer of servicing.

Upon the servicer’s receipt of notice of termination, or the servicer’s resignation in accordance with the sale and servicing agreement, the predecessor servicer will continue to perform its functions as servicer under the sale and servicing agreement, in the case of termination, only until the date specified in such termination notice or, if no such date is specified in a notice of termination, until receipt of such notice and, in the case of resignation, until the earlier of: (x) the date 60 days from the delivery to the trustee, indenture trustee [and the swap counterpart[y][ies] of written notice of such resignation (or written confirmation of such notice) in accordance with the sale and servicing agreement and (y) the date upon which the predecessor servicer becomes unable to act as servicer, as specified in the notice of resignation and accompanying opinion of counsel. In the event that a successor servicer has not been appointed at the time when the predecessor servicer has ceased to act as servicer, the indenture trustee will automatically become the successor servicer. However, if the indenture trustee is unable to act as successor servicer, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor with a net worth of at least $50,000,000 and whose regular business includes the servicing of receivables that are of the same type as the receivables owned by the trust.

The indenture trustee may make arrangements for compensation to be paid to a successor servicer, but the compensation may in no event be greater than the servicing fee provided for under the sale and servicing agreement[, which provides that the servicing fee payable to a successor servicer may be greater than the amounts paid to New Holland Credit]. All reasonable costs and expenses, including attorneys’ fees, incurred in connection with the transfer to the successor servicer of (a) all cash amounts held or thereafter received by the predecessor servicer with respect to a receivable and (b) the receivable files, including the costs of amending the sale and servicing agreement to reflect its succession as servicer, will be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. There are no amounts set aside to cover servicing transfer expenses.

Waiver of Past Defaults

The holders of notes evidencing at least a majority in principal amount of the then outstanding notes may, on behalf of all noteholders and certificateholders, waive any default by the servicer in the performance of its obligations under the sale and servicing agreement and its consequences, except a default in making any required deposits to or payments from any of the trust bank accounts. Therefore, a majority of the noteholders have the ability to waive defaults by the servicer which could materially adversely affect the certificateholders and the noteholders that did not vote to waive the servicer default.

In addition, the holders of the certificates evidencing at least half of the outstanding certificate balance may, on behalf of all noteholders and certificateholders, waive any servicer default that does not materially and adversely affect the indenture trustee or noteholders. None of these waivers will impair the noteholders’ or certificateholders’ rights with respect to subsequent defaults.

The Trustee and the Indenture Trustee

The liability of the indenture trustee and the trustee in connection with the issuance and sale of the notes is limited solely to their respective express obligations under the related agreements.

The trustee may resign at any time, in which event the servicer must appoint a successor trustee. The administrator of the trust may also remove the trustee if the trustee ceases to be eligible to continue as trustee or if the trustee becomes insolvent. In that case, the administrator must appoint a successor trustee. If the administrator removes the trustee under the authority described in the preceding sentence, the administrator will promptly appoint a successor trustee and pay all fees owed to the outgoing trustee.

The indenture trustee may resign at any time, and will be removed by the trustee if the indenture trustee becomes insolvent or ceases to be eligible to continue as indenture trustee. If the indenture trustee resigns or is removed, the trust must appoint a successor indenture trustee. The holders of not less than a majority of the outstanding amount of the notes may also remove the indenture trustee by so notifying the indenture trustee in writing and may appoint a successor indenture trustee. If a successor indenture trustee does not take office within 60 days after the retiring indenture trustee resigns or is removed, the retiring indenture trustee, the trust or the holders of not less than a majority of the outstanding amount of the notes may petition any court of competent jurisdiction for the appointment of a successor indenture trustee. Expenses associated with a transfer from one indenture trustee to another will be paid by the trust or the servicer on behalf of the trust.

No resignation or removal of the trustee or the indenture trustee, as the case may be, or appointment of a successor trustee or successor indenture trustee, as the case may be, will become effective until the successor trustee or successor indenture trustee has accepted its appointment.

No recourse may be taken, directly or indirectly, with respect to the obligations of the trust, the trustee or the indenture trustee on the notes or under the indenture or any certificate or other writing delivered in connection therewith, against: (i) the indenture trustee or the trustee in their respective individual capacities, (ii) any owner of a beneficial interest in the trust or (iii) any partner, owner, beneficiary, officer, director, employee or agent of: (a) the indenture trustee or the trustee in their individual capacities, (b) any owner of a beneficial interest in the trust, the trustee or the indenture trustee or (c) of any successor or assign of the indenture trustee or the trustee in their individual capacities, except as any such person may have expressly agreed (it being understood that the indenture trustee and the trustee have no such obligations in their individual capacities) and except that any such partner, owner or beneficiary will be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity.

In no event will the indenture trustee be liable for any servicing fee or for any differential in the amount of the servicing fee paid under the indenture and the amount necessary to induce any successor servicer to act as successor servicer under the indenture and the transactions set forth or provided for therein, or be liable for or be required to make any servicer advances. The indenture trustee will not incur any liability as a result of any sale of the trust estate or any part thereof at any sale pursuant to the indenture which is conducted in a commercially reasonable manner.

If an event of default has occurred and is continuing, the indenture trustee must exercise the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

Except during the continuance of an event of default actually known to a responsible officer of the indenture trustee:

(a)                                 the indenture trustee undertakes to perform such duties and only such duties as are specifically set forth in the indenture and no implied covenants or obligations will be read into the indenture against the indenture trustee; and

(b)                                 in the absence of bad faith on its part, the indenture trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the indenture trustee and conforming to the requirements of the indenture; provided, however, in the case of any such certificates or opinions that by any provision of the indenture are specifically required to be furnished to the indenture trustee, the indenture trustee must examine the certificates and opinions to determine whether or not they conform to the requirements of the indenture.

The indenture trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(a)                                 this sentence does not limit the statements set forth in clauses (a) and (b) of the previous paragraph;

(b)                                 the indenture trustee will not be liable for any error of judgment made in good faith by a responsible officer of the indenture trustee unless it is conclusively determined by a court of competent jurisdiction that the indenture trustee was negligent in ascertaining the pertinent facts;

(c)                                  the indenture trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the indenture;

(d)                                 the indenture trustee will not be charged with knowledge of an event of default or servicer default unless a responsible officer of the indenture trustee obtains actual knowledge of such event or the indenture trustee receives written notice of such event from the depositor, servicer or noteholders owning notes aggregating not less than 10% of the outstanding amount of the notes; and

(e)                                  the indenture trustee will have no duty to monitor the performance of the trust, the trustee, the depositor or the servicer, nor will it have any liability in connection with malfeasance or nonfeasance by the trust, the trustee, the depositor or the servicer. Furthermore, the indenture trustee will have no liability in connection with compliance of the trust, the trustee, the depositor or the servicer with statutory or regulatory requirements related to the receivables held by the trust.

The indenture trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided, that the indenture trustee’s conduct does not constitute willful misconduct, negligence or bad faith.  The indenture trustee also will not be required to take action in response to requests, demands or directions of the noteholders, other than requests, demands or directions relating to an asset representations review, unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

The trust will, or will cause the servicer to, indemnify the indenture trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by them in connection with the administration of the trust contained in the indenture and the performance of its duties thereunder. However, neither the trust nor the servicer need reimburse any expense or indemnify against any loss, liability or expense incurred by the indenture trustee through the indenture trustee’s own willful misconduct, negligence or bad faith.

The indenture trustee will not in any way be held liable for the selection of eligible investments or by reason of any insufficiency in any of the trust bank accounts resulting from any loss on any eligible investment included therein, except for losses attributable to the indenture trustee’s failure to make payments on such eligible investments issued by the indenture trustee, in its commercial capacity as principal obligor and not as trustee; provided however, that the limitation to the indenture trustee’s liability does not extend to any actions constituting willful misconduct, negligence or bad faith.

The indenture trustee will not independently verify distribution calculations, access to or activity in transaction accounts, compliance with transaction covenants, use of credit enhancement, the removal [or addition] of receivables, the substitution of substitute equipment, or the underlying data used for such determinations.

The Trustee

[Wilmington Trust Company] is the trustee under the trust agreement and is a Delaware trust company incorporated in [1903].  [On July 1, 2011, Wilmington Trust Company filed an amended charter which changed its status from a Delaware banking corporation to a Delaware trust company.]  The trustee’s principal place of business is located at [1100 North Market Street, Wilmington, Delaware 19890].  Since [1998], [Wilmington Trust Company] has served as owner trustee in numerous asset-backed securities transactions involving equipment retail installment loans and retail installment sale contracts.  [Wilmington Trust Company] has served as trustee for trusts involving securitizations of retail installment sale contracts and/or retail installment loans by the depositor since [2007].

[On May 16, 2011, after receiving all required shareholder and regulatory approvals, Wilmington Trust Corporation, the parent of Wilmington Trust Company, through a merger, became a wholly-owned subsidiary of M&T Bank Corporation (“M&T”), a New York corporation.]

[Wilmington Trust Company] is subject to various legal proceedings that arise from time to time in the ordinary course of business.  [Wilmington Trust Company] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as trustee or on the noteholders.

[Wilmington Trust Company] has provided the above information for purposes of complying with Regulation AB.  Other than the above [three] paragraphs, [Wilmington Trust Company] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The trustee’s responsibilities include establishing and maintaining the certificate distribution account (which [Deutsche Bank Trust Company Americas] as the initial paying agent under the trust agreement may do on the trust’s behalf) for the benefit of the certificateholders, executing and delivering the transaction documents to which the trustee or the trust is a party, discharging the responsibilities of the transaction documents to which the trustee or the trust is a party, and administering the trust in the interests of the certificateholders, subject to the transaction documents. The trustee will not have the power, except upon the direction of the certificateholders, to remove the servicer or the administrator.

The trustee will not independently verify distribution calculations, access to and activity in transaction accounts, compliance with transaction covenants, use of credit enhancement, the [addition or] removal of receivables, the substitution of substitute equipment, or the underlying data used for such determinations.

The trust agreement will be signed by [Wilmington Trust Company], in its individual capacity, but the trust agreement provides that in no event will [Wilmington Trust Company], in its individual capacity, or any beneficial owner of the trust have any liability for the representations, warranties, covenants, agreements or other obligations of the trust thereunder or in any of the certificates, notices or agreements delivered pursuant thereto, as to all of which recourse will be had solely to the assets of the trust.

The Indenture Trustee

The indenture trustee under the indenture pursuant to which the notes will be issued is [Deutsche Bank Trust Company Americas (“DB Trust”)], a [New York] banking corporation with its office located at [60 Wall Street, New York, New York 10005]. [DB Trust] has acted as indenture trustee on numerous asset backed securities transactions, including acting as indenture trustee on various equipment receivable and auto loan and auto lease securitization transactions.  [DB Trust] has provided the above information for purposes of complying with Regulation AB.  Other than the first two sentences of this paragraph and the second paragraph under “Legal Proceedings,” [DB Trust] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

On or prior to each payment date, the indenture trustee will make the noteholder statement described under “Administrative Information about the Notes—Reports to Noteholders” for that payment date available via the indenture trustee’s internet website. The indenture trustee’s internet website for investor reporting will be located at “[https://tss.sfs.db.com/investpublic/]” or at such other address as the indenture trustee notifies the noteholders of in the manner described below. Any person who is unable to access the indenture trustee’s internet website may receive paper copy of the noteholder statements via first class mail by calling the indenture trustee at [(800) 735-7777]. The indenture trustee may change the manner in which the noteholder statements are distributed or otherwise made available in order to make the circulation of the noteholder statements more convenient and/or more accessible to the noteholders. The indenture trustee will provide timely and adequate notice to the noteholders of any change described above. For assistance with the indenture trustee’s internet website, noteholders may call [(800)735-7777].

Access to the issuing entity’s annual reports on Form 10-K, current reports on Form 8-K, and amendments to those reports and its distribution reports on Form 10-D filed or furnished pursuant to section 13(a) or 15(d) of the

Exchange Act will be made available on CNH Industrial Capital LLC’s website at www.cnhcapital.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Reports to security holders and information about the asset-backed securities described in “Administrative Information about the Notes—Reports to Noteholders” below will also be made available on these websites in this manner.

Pursuant to the Trust Indenture Act, the indenture trustee may be deemed to have a conflict of interest and be required to resign as trustee for the Class A Notes or the Class B Notes if a default occurs under the indenture. The indenture will provide for a successor trustee to be appointed for one or more of the classes of notes in these circumstances, so that there will be separate trustees for the Class A Notes and the Class B Notes. In these circumstances, the Class A noteholders and the Class B noteholders will continue to vote as a single group and no such event will alter the voting rights of the Class A noteholders or Class B noteholders under the indenture.  However, so long as any amounts remain unpaid with respect to the Class A Notes, only the trustee for the Class A noteholders will have the right to exercise remedies under the indenture (but the Class B noteholders will be entitled to their share of any proceeds of enforcement, subject to the subordination of the Class B Notes to the Class A Notes as described herein). Upon repayment of the Class A Notes in full, all rights to exercise remedies under the indenture will transfer to the trustee for the Class B Notes. Any resignation of the original indenture trustee as described above with respect to any class of notes will become effective only upon the appointment of a successor trustee for that class of notes and the successor’s acceptance of that appointment.

The indenture trustee will be responsible for authenticating and delivering the notes, for making withdrawals from the collection account and note distribution account for payments on the notes [and to the swap counterparty], and for notifying the asset representations reviewer when a review has been directed by the noteholders. The indenture trustee will not independently verify distribution calculations, access to and activity in transaction accounts, compliance with transaction covenants, use of credit enhancement, the [addition or] removal of receivables, the substitution of substitute equipment, or the underlying data used for such determinations.

If an event of default as described under “Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus occurs and is continuing and is known to certain officers of the indenture trustee (each a “responsible officer”), the indenture trustee will mail to [the swap counterparty and] each noteholder notice of the default within 90 days after it occurs. Except in the case of an event that is, or with notice or the lapse of time or both would become, an event of default due to a default in payment of principal of or interest on a note, the indenture trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of noteholders[ and the interest rate swap counterparty].

The trust will give the indenture trustee[, the swap counterparty] and each hired NRSRO prompt written notice of each such event of default under the indenture, each default on the part of the servicer or the depositor of its obligations under the sale and servicing agreement and each default on the part of the sponsor of its obligations under the purchase agreement between it and the depositor.

In addition, the trust will deliver to the indenture trustee[ and the swap counterparty], within five days after the trust or the administrator obtains actual knowledge thereof, written notice in the form of an officer’s certificate of any event that, with the giving of notice or the lapse of time or both, would become an event of default under the third or fourth bullet point under “Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default,” the status of the event and what action the trust is taking or proposes to take with respect thereto.

Asset Representations Reviewer

, a          , will act as the “asset representations reviewer” under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an “eligible asset representations reviewer,” meaning that (i) it is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the trustee or any of their affiliates and (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables.  For so long as the notes remain outstanding, the asset representations reviewer must be an eligible asset representations reviewer.  The asset representations reviewer is not responsible for (a) reviewing the receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement or (b) determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.

The asset representations reviewer’s main obligations will be:

•                  reviewing each review receivable following receipt of a review notice from the indenture trustee, and

•                  providing a report on the results of the review to the trust, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read “Administrative Information About the Notes—Asset Representations Review.”

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the asset representations reviewer.  The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the receivables.

The trust and the administrator will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer’s performance of its obligations under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.

The trust will pay the annual fees and review fees of the asset representations reviewer, reimburse the asset representations reviewer for their reasonable out-of-pocket travel expenses for a review and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the administrator.  The trust will pay these amounts to the asset representations reviewer on each payment date up to the limit of $    per year, before the trust makes any other payments.  The trust will pay any of these amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the spread account have been made.  Following an event of default, however, these fees, expenses and indemnities will be paid first.

The asset representations reviewer may not resign, unless it becomes legally unable to perform its obligations as asset representations reviewer.  The trust may remove the asset representations reviewer if the asset representations reviewer (a) ceases to be an eligible asset representations reviewer, (b) breaches any of its representations, warranties, covenants or obligations or (c) becomes subject to a bankruptcy.  No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer who is an eligible asset representations reviewer is in place.  The asset representations reviewer will pay the expenses of transitioning the asset representations reviewer’s obligations to the successor asset representations reviewer.

[The Initial Interest Rate Swap Counterparty

[         ], a [                   ], is the initial interest rate swap counterparty. [                   ] is a [describe general character of business]. We have determined that the “significance percentage” for the [insert class of note] interest rate swap, within the meaning of Item 1115 of Regulation AB of the Securities and Exchange Commission is less than 10%. [Describe any affiliation with underwriters or other transaction parties.]]

Origination of Receivables

CNH Industrial Capital America originates receivables that will be sold to the trust in several ways:

•                  It purchases retail installment sale contracts from dealers in agricultural, construction and other equipment manufactured or otherwise distributed by CNH Industrial and other equipment not manufactured or distributed by CNH Industrial.

•                  It finances retail installment sale contracts originated through several retail outlets wholly or partially owned by CNH Industrial America LLC, which contracts are assigned to CNH Industrial Capital America.

•                  It makes retail installment loans directly to its customers that are secured by agricultural, construction and other equipment, which may include refinancings of equipment in the ordinary course of CNH Industrial Capital America’s business.

Receivables originated under any of the methods listed above are originated by CNH Industrial Capital America if they are originated pursuant to CNH Industrial Capital America’s underwriting criteria, which in some cases may be created under these criteria by CNH Industrial Capital America through its relationship with its dealers. [To insert if CNH Industrial Capital America is not the sole originator: CNH Industrial Capital America LLC has also acquired receivables not originated by CNH Industrial Capital America LLC in this manner, and for which it is not to be considered the originator. [To identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB. If any of these originators has originated, or is expected to originate, more than 20% of the pool assets, to provide the information required by Item 1110(b) and (c) of Regulation AB.]]

CNH Industrial Capital America finances, or may in the future finance, the following categories of equipment:

Agricultural equipment:

tractors, combines, cotton pickers, soil management equipment, planting, seeding and harvesting equipment, hay and forage equipment, crop care equipment (such as sprayers and irrigation equipment), small telescopic handlers and other related equipment

Construction equipment:

excavators, backhoes, wheel loaders, skid steer loaders, tractor loaders, trenchers, horizontal directional drilling equipment, telescopic handlers, forklifts, compaction equipment, crawlers (e.g., bulldozers), cranes and other related equipment

Other equipment:	trailers, all-terrain vehicles, snowmobiles, forestry equipment; however, receivables relating to such “other equipment” will collectively make up less than 10% of the assets of the trust

A “dealer” for purposes of this prospectus means the dealer (which may include retail outlets owned in whole or in part by CNH Industrial America LLC) or other third-party that originated and assigned the respective receivable to CNH Industrial Capital America or New Holland Credit Company, as applicable, under a dealer agreement.

A “dealer agreement” for purposes of this prospectus means the retail financing agreement, warranty agreement or other agreement between the applicable dealer and CNH Industrial Capital America or New Holland Credit Company, as applicable, which governs the terms of sales of receivables from that dealer to CNH Industrial Capital America or New Holland Credit Company, as applicable.

Credit Approval Process

CNH Industrial Capital America requires each prospective customer to complete a credit application that lists the applicant’s credit sources, personal information, and authorizes additional credit checks. This information is obtained by a dealer or CNH Industrial Capital America, and in either case is sent to the centralized finance office maintained by CNH Industrial Capital America. The finance office then processes this information through the Automated Credit Approval Program described below, and if not automatically approved the information is reviewed by an underwriter, who, if necessary, obtains additional information to evaluate the prospective customer’s creditworthiness. The extent of the additional information varies based primarily on the amount of financing requested. In most cases, CNH Industrial Capital America obtains a credit bureau report on the applicant from an independent credit bureau or checks credit references provided by the applicant, typically banks or finance companies or suppliers that have furnished credit to the applicant. In some cases, CNH Industrial Capital America obtains financial statements of the applicant.

As part of the credit review process, CNH Industrial Capital America analyzes data regarding the applicant and additional information using a credit scoring model. CNH Industrial Capital America uses and periodically evaluates a credit scoring model that was originally developed internally by CNH Industrial Capital America for all loans. The model is based on CNH Industrial Capital America’s experience using variables that historically have been predictive of future loan performance. The credit score is not determinative. CNH Industrial Capital America also maintains at least a five-year loan history on all past and present customers it reviews.

CNH Industrial Capital America evaluates creditworthiness based on written underwriting guidelines that consist of criteria established by its management. It uses the same general credit criteria for retail installment sales contracts and retail installment loans. It also uses the same credit criteria regardless of whether the related receivable will be purchased by CNH Industrial Capital America from a dealer or take the form of a direct loan by CNH Industrial Capital America to an equipment purchaser.

In 2005, CNH Industrial Capital America implemented the “Automated Credit Approval” program for retail installment sale contracts and retail installment loans. CNH Industrial Capital America may add other types of loans to the program in the future. [Under CNH Industrial Capital America’s credit approval process, credit applications for retail installment sale contracts and retail installment loans are electronically evaluated by CNH Industrial Capital America’s Automated Credit Approval program when received and are either automatically approved or submitted for further review by a CNH Industrial Capital America credit underwriter based on criteria established by the management of CNH Industrial Capital America.]  Automated Credit Approval uses criteria which include applicant credit quality, transaction terms, equipment type and similarity to prior approved retail installment sale contracts and retail installment loans, to select retail installment sale contracts and retail installment loans for automatic approval. Where Automated Credit Approval does not apply, the final credit decision is a subjective determination made by a CNH Industrial Capital America credit underwriter with appropriate authority based on all of the information gathered and in accordance with CNH Industrial Capital America’s written underwriting guidelines.  Failure to be approved by the Automated Credit Approval program does not mean that a retail installment sale contract, for example, does not meet CNH Industrial Capital America’s written underwriting guidelines.  The Automated Credit Approval program is simply an electronic tool designed to review such a retail installment sale contract or a retail installment loan credit application in an expedited manner using logic that replicates the judgmental evaluation that would be applied by an experienced underwriter based on various combinations of the factors mentioned above that in CNH Industrial Capital America’s experience has resulted in underwriter approval or the need for further manual review.  If further review is required, the underwriter will manually review the credit information, requested terms and any additional information relating to the submitted credit application. The underwriter will then make a decision based on underwriting guidelines resulting in approval, conditional approval, review by an underwriter with higher approval authority or denial based on the submitted information and, any additional information that may have been obtained by the underwriter. Furthermore, the criteria used in the Automated Credit Approval process are not a first level of approval within the underwriting guidelines, and credit applications may be reviewed manually by an underwriter for reasons unrelated to creditworthiness of the applicant.

For approved transactions, dealers may submit electronic copies of final contracts for funding. To complete the processing of a retail installment sale contract or retail installment loan, the applicable original contract is transmitted to a central operations center in New Holland, Pennsylvania, where it is electronically scanned, matched and verified against the electronically submitted contract and stored.  Some contracts are identified for follow up review and/or rework in order to obtain or include additional information.

New Holland Credit Company, LLC used substantially the same procedures as CNH Industrial Capital America in reviewing the receivables it originated prior to May 2005.

Loan-to-Value Ratio

The current underwriting guidelines that determine the amount that CNH Industrial Capital America will finance under a receivable varies based on the obligor’s credit history, the type of equipment financed, whether the equipment is new or used, the payment schedule and the payment period for the receivable.  The amount financed may also include the cost of insurance and warranties, which contribute to maintaining the value of the equipment, as well as taxes.  [In no event are loans made in excess of the total purchase price of the equipment, including actual taxes incurred and the value of insurance and warranties.] The amount financed is calculated as a percentage of the value of the related equipment, which may not exceed the applicable percentages set forth in the following sentence unless specifically approved by an authorized credit underwriter with the appropriate approval authority. In the case of retail installment sale contracts or retail installment loans secured by agricultural, construction or other equipment, 80% to 125%.

For this purpose, the value of new equipment is based on the dealer’s cost, which is defined as invoiced cost.  The value of used equipment is based on the equipment’s “as-is” value reported in the Iron Solutions guidebook or other comparable guidebooks.

Amounts financed in excess of the specified percentages set forth above are unusual.  CNH Industrial Capital America finances a greater amount only when a credit underwriter has determined that the obligor will be able to cover the excess on the basis of the obligor’s overall credit or financial condition, as opposed to the value of the equipment. There is no overall limit on the ratio that may be approved by a credit manager. The limit in each case would be based upon the credit manager’s judgment about the obligor’s overall credit or financial condition.

Any equipment securing a receivable depreciates in value over time. However, CNH Industrial Capital America’s practice is to provide for repayment schedules under the receivables that will generally result in the outstanding principal balance of a receivable as it amortizes being less than the anticipated value of the equipment at the time.

Dealer Agreements

Some of the receivables that CNH Industrial Capital America buys from dealers provide for recourse to the dealer if the obligor defaults on the receivable. CNH Industrial Capital America will assign, directly or indirectly, to us, and we will assign to the trust any rights to proceeds from such recourse against dealers. The level of recourse to dealers varies, and in some instances a dealer’s recourse obligation is contingent upon CNH Industrial Capital America obtaining the related equipment from the obligor and presenting it to the dealer.

Even when CNH Industrial Capital America purchases a receivable without recourse to the dealer for obligor defaults, the selling dealer makes limited representations and warranties about the receivables. CNH Industrial Capital America will assign, directly or indirectly, to us, and we will assign to the trust, any proceeds from rights against dealers arising as a result of a breach of these representations and warranties relating to the receivables acquired by the trust.

We make no representation as to the financial condition of any of the dealers or about their abilities to perform any repurchase obligations that may arise.

In addition, dealers that sell receivables to CNH Industrial Capital America under certain of its dealer agreements retain the right to repurchase those receivables at any time.

Pool Underwriting

As described in “Origination of Receivables—Credit Approval Process,” under CNH Industrial Capital America LLC’s credit approval process, credit applications for receivables are electronically evaluated by CNH Industrial Capital America LLC’s automated credit approval program when received and are either automatically approved or submitted for further review by a CNH Industrial Capital America LLC credit underwriter based on criteria established by the management of CNH Industrial Capital America LLC.  When not automatically approved, the final credit decision is a subjective determination made by a CNH Industrial Capital America LLC credit underwriter with appropriate authority based on all of the information gathered and in accordance with CNH

Industrial Capital America LLC’s written underwriting guidelines.  None of the receivables in the pool were originated with exceptions to CNH Industrial Capital America LLC’s written underwriting guidelines.

Review of Receivables

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”).  This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

The depositor consulted with, and was assisted by, responsible personnel of CNH Industrial Capital America LLC in performing the review.  In addition, portions of the review of legal matters and of the review of statistical information and the receivables files were performed with the assistance of third parties engaged by the depositor.  The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties and by CNH Industrial Capital America LLC for purposes of its review.  The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review.  The depositor attributes all findings and conclusions of the review to itself.

As part of the review, the depositor identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by the depositor’s and CNH Industrial Capital America LLC’s senior management in charge of securitization to ensure the accuracy of such descriptions.  The depositor consulted with internal counsel of CNH Industrial Capital America LLC in connection with a review of the Rule 193 Information consisting of descriptions of portions of the transaction documents and confirmed that Rule 193 Information consisting of descriptions of portions of the transaction documents had been compared to the related transaction documents to ensure the descriptions were accurate.  The depositor also consulted with internal counsel of CNH Industrial Capital America LLC, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, the depositor, with the assistance of CNH Industrial Capital America LLC, also performed a review of the receivables [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] to confirm that those receivables satisfied the criteria set forth in the [fourth] paragraph under “The Receivables Pool” and in the [first] paragraph under “Pool Assets—Selection Process.”  The first aspect of that review was performed by members of the depositor’s and CNH Industrial Capital America LLC’s securitization groups and involved applying automated and manual filters to the pool data tape, which is an electronic record prepared by the depositor and CNH Industrial Capital America LLC that includes certain attributes of the receivables, and then comparing that data against a checklist containing all pool selection criteria as defined in the relevant transaction documents. The purpose of this component of the overall review was to test whether the receivables in the pool conformed to pool selection criteria in all material aspects as described in the first sentence of this paragraph, as well as criteria set forth in the relevant transaction documents.  The second aspect of the review tested the accuracy of the individual receivables data contained in the data tape.  For this part of the review, the depositor and CNH Industrial Capital America LLC selected a random sample of [   ] receivable files [relating to the initial receivables (and will select a similar proportion of subsequent receivables for review in connection with each subsequent transfer)] to confirm certain data points such as APR, equipment type and origination date conformed to the applicable information on the data tape.  [While certain discrepancies were discovered where the data set forth in the data tape did not match the appropriate point on the corresponding receivable file, the depositor determined the scope and frequency of those discrepancies to be immaterial.]

In addition, the depositor conducted a review of a comparison of the statistical information contained under “The Receivables Pool,” to data in, or derived from, the data tape.  Statistical information relating to the receivables in the pool contained under “The Receivables Pool” was recalculated using the applicable information on the data tape.

Finally, the depositor’s review of the receivables is also supported by CNH Industrial Capital America LLC’s periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes, which help ensure the integrity of portions of the data and information included in this prospectus (including portions of the Rule 193 Information).

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Static Pool Data

Information regarding prior securitized pools of the sponsor that are of a type similar to the trust’s receivables can be found in Annex A to this prospectus.

The characteristics of receivables included in these prior securitized pools, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the trust’s receivables and the social, economic and other conditions existing at the time when the trust’s receivables were originated and that will exist when the trust’s receivables are repaid. As a result of each of the foregoing, there is no assurance that the performance of the prior securitized pools will correspond to or be an accurate predictor of the performance of the trust’s receivables.

Repurchase Requests

The transaction documents for prior pools of equipment receivables (which include retail installment sales contracts and/or retail installment loans) that were securitized by CNH Industrial Capital America LLC contain covenants requiring the repurchase of an underlying receivable for the breach of a related representation or warranty. In the past three years, [none of CNH Industrial Capital America LLC, the depositor, or as applicable for the transactions, the indenture trustee, the trustee or the administrative agent, received a demand] to repurchase any equipment receivable underlying a securitization of equipment receivables sponsored by CNH Industrial Capital America LLC[, and there was no activity with respect to any demand made prior to such period]. CNH Industrial Capital America LLC, as securitizer, discloses all fulfilled and unfulfilled repurchase requests for equipment receivables that were the subject of a demand to repurchase on SEC Form ABS-15G.  CNH Industrial Capital America LLC filed its most recent Form ABS-15G with the SEC on [          , 20  ]. CNH Industrial Capital America LLC’s CIK number is 0001540092.

For more information on obtaining a copy of the report, you should read the third paragraph under “Where You Can Find More Information,” which is also applicable to where reports by CNH Industrial Capital America LLC can be found.

Pool Assets

The following description of the receivables summarizes certain parts of the transaction documents.  For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Selection Process

CNH Industrial Capital America will use several criteria to select receivables to be sold to the trust. These criteria will include that:

(1)                                 each receivable transferred to the trust must:

(a)                                 be secured by new or used agricultural, construction or other equipment;

(b)                                 be originated in the United States;

(c)                                  provide for payments that fully amortize the amount financed over its original term to maturity[; these payments may, in the case of a floating rate receivable, be increased (resulting in larger subsequent scheduled payments) or decreased (by reducing the amounts of subsequent scheduled payments) if the [prime rate][ (or other index rate, such as LIBOR)] component of the contract underlying the floating rate receivable increases or decreases, respectively, from the rate in effect on the date of the contract];

(d)                                 not be a non-performing receivable and not have a payment that is more than 90 days overdue as of the end of the month prior to the day it is sold to the trust or other material default outstanding; and

(e)                                  not have an obligor that is shown in CNH Industrial Capital America’s records as currently being the subject of a bankruptcy proceeding; and

(2)                                 delinquent receivables must constitute less than 20% of the aggregate statistical contract value of the receivables pool as of the [initial] cut-off date [and as of each cut-off date during any prefunding period].

CNH Industrial Capital America will not use selection procedures that CNH Industrial Capital America believes to be adverse to you in selecting the receivables for the trust.

The trust’s receivables [may] include receivables with respect to which the required initial payment has not been made. They [may] also include interest waiver receivables, under which interest does not begin to accrue for a designated time period or at all, as well as receivables originated through special interest rate financing programs.

Interest and Amortization Types

The trust’s receivables [may] include [fixed rate,] [floating rate] [and non-interest bearing] receivables[, as well as receivables that provide for [different [fixed] [or] [floating] interest rates] [or] [different formulae to calculate the floating interest rate] at different times during the life of the receivable. The receivables have an explicit interest rate that is usually named in the contract that evidences the receivable.

All of the receivables in the trust that are interest bearing will be simple interest receivables. Under a simple interest receivable, each installment payment is divided between interest and principal based on the actual date on which a payment is received. The interest component equals the unpaid principal amount financed, multiplied by the annual interest rate, multiplied by the fraction of a calendar year that has elapsed since the preceding payment of interest was made.

Under a simple interest receivable, if an obligor pays a fixed periodic installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if an obligor pays a fixed periodic installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less. The final installment on a simple interest receivable is increased or decreased as necessary to adjust for variations in the amounts of prior installments applied to principal, based upon the date on which they were made. If a simple interest receivable is prepaid, the obligor is required to pay interest only to the date of prepayment.

[Additional Terms of Floating Rate Receivables

As stated under “—Interest and Amortization Types,” a trust’s receivables [may] include floating rate receivables. [Generally,] the interest rate on a floating rate receivable will be based on [the prime rate as published in the Wall Street Journal] [or] [another index rate (such as LIBOR)], will be recalculated on a regular basis [and [may] increase[, subject to an interest rate cap,] [or] [decrease, subject to an interest rate floor]. Equal installment payments of principal and interest are calculated and fixed on the date of the contract underlying a floating rate receivable based on the applicable [prime] [or] [such other] index rate set forth in the contract and price of the equipment financed. Changes in the [prime] [or] [such other] index rate may result in an increase or decrease of the total amount due and collectible under a floating rate receivable. If the [prime] [or][such other] index rate increases from the [prime] [or] [such other] index rate set forth in a contract underlying a floating rate receivable, the subsequent scheduled payments will be adjusted upwards. Similarly, if the [prime] [or] [such other] index rate decreases from the [prime] [or] [such other] index rate set forth in the contract underlying a floating rate receivable, the subsequent scheduled payments will be adjusted downwards. As a result of these cumulative increases and decreases, the actual payments may be significantly higher or lower than the payments originally set forth in the contract underlying a floating rate receivable.]

Payment Terms

The receivables have a variety of repayment schedules tailored to the applicant’s anticipated cash flows, such as annual, semi-annual, quarterly, monthly and irregular payment schedules. Receivables secured by construction equipment are normally financed with equal monthly payments. However, obligors can select a “skip payment” schedule, under which payments in up to six predetermined consecutive months are “skipped” to coincide with slow work periods. For example, contractors in areas with colder winters normally elect to skip payments in January, February and March, in which case the normal twelve payments are amortized over a nine-month period. Obligors can only make this election at the time the receivable is originated.

Insurance

Obligors are required to obtain and maintain physical damage insurance with respect to the financed equipment.

Dealers that sell receivables to CNH Industrial Capital America under their current retail agreements are responsible for verifying insurance coverage on the equipment at the time the receivable is originated. If a dealer fails to verify insurance coverage and the obligor did not obtain insurance coverage at the time the receivable was originated, the dealer will be responsible for any resulting loss.

At the time the receivable is originated, CNH Industrial Capital America allows a customer’s physical damage insurance and credit life insurance to be financed under the receivable.

The Receivables Pool

[Static pool data for current pool to be provided if seasoned and would reveal trend or pattern that is material and not evident from other data presented.]

The pool of receivables held by the trust will [include][consist of] the [initial] receivables purchased on the closing date[ and any additional receivables purchased during the trust’s pre-funding period].

A number of calculations described in this prospectus, and calculations required by the agreements governing the trust and the notes, are based upon the Contract Value of the receivables. “Contract Value” means, as of any calculation date, the sum of (a) the present value of the scheduled and unpaid payments on the receivables discounted monthly at an annual rate equal to the Specified Discount Factor, which exceeds the weighted average adjusted annual percentage rate of the receivables as of the cutoff date, plus (b) the amount of past due payments as of the [applicable] cutoff date.  The “Specified Discount Factor” equals [      ]%. Any defaulted receivables liquidated by the servicer through the sale or other disposition of the related equipment or that the servicer has, after using all reasonable efforts to realize upon the related equipment, determined to charge off without realizing upon the related equipment are deemed to have a Contract Value of zero. Whenever we refer to a “weighted average adjusted annual percentage rate” in this prospectus, we mean a weighted average annual percentage rate determined by converting the individual annual percentage rate of each receivable (other than receivables with a monthly payment frequency) to an equivalent annual percentage rate as if such receivable had a monthly payment frequency, which is weighted by the outstanding scheduled payments discounted at the equivalent annual percentage rate.

The Contract Value of any particular receivable may be greater than or less than its outstanding principal amount, depending primarily upon whether the annual percentage rate of that receivable is greater than or less than the Specified Discount Factor. If a receivable’s annual percentage rate is greater than the Specified Discount Factor, its Contract Value will be greater than its outstanding principal balance because the discount rate used to determine its Contract Value is lower than the annual percentage rate that generated the finance charge component of the scheduled payments that are discounted to determine the Contract Value. Conversely, if a receivable’s annual percentage rate is lower than the Specified Discount Factor, its Contract Value will be less than its outstanding principal balance because the discount rate used to determine its Contract Value is greater than the annual percentage rate that generated the finance charge component of the scheduled payments that are discounted to determine the Contract Value.

The [initial] receivables were selected [and any additional receivables will be selected] by CNH Industrial Capital America LLC from its portfolio using several criteria, including the criteria set forth above under “Pool Assets—Selection Process” and the additional criteria that:

(1)                                 each receivable is [either] [non-interest bearing] [or is] [a fixed rate, simple interest] retail installment sale contract or retail installment loan;

(2)                                 each receivable has a remaining term to maturity of not more than [  ] months as of the [applicable] cutoff date and a scheduled maturity not later than the date that is [   ] months prior to the final scheduled maturity date for the notes; [and]

(3)                                 each receivable has a Statistical Contract Value as of the [applicable] cutoff date that (when combined with the Statistical Contract Value of any other receivables with the same or an affiliated obligor) does not exceed [1]% of the aggregate Statistical Contract Value of all the [initial] receivables as of the [initial][applicable] cutoff date;

[(4)                        after giving effect to each transfer of additional receivables, the weighted average original term of the receivables in the trust will not be greater than [    ] months;] and

[(5)                        after giving effect to each transfer of additional receivables, not more than [   ]% of the Contract Value of the receivables in the trust will represent contracts for the financing of construction equipment.]

The receivables as they are constituted on the cutoff date [or on the cutoff date for any addition of receivables] will not deviate from the foregoing characteristics. There will be no independent verification of CNH Industrial Capital America LLC’s determinations that the [initial receivables and the additional] receivables meet the selection criteria set forth above, except that CNH Industrial Capital America LLC is required to have a third party verify some calculations relevant to these criteria.

The Contract Value of the [initial] receivables will represent approximately [    ]% of the sum of initial outstanding principal amount of the notes.  [Except for the criteria described in the preceding paragraphs, there will be no required characteristics of the additional receivables. Therefore, following the transfer of additional receivables to the trust, the aggregate characteristics of all of the receivables in the trust, including the composition of the receivables, the distribution by receivable type, annual percentage rate, advance rate, equipment type (including the composition of new and used equipment), payment frequency, current Statistical Contract Value and geographic distribution described in the following tables, may vary from those of the initial receivables. Following the end of the pre-funding period, if our reporting obligations under the Exchange Act relating to the notes remain in effect, and if we have transferred additional receivables to the trust, we will file a report on Form 10-D containing information comparable to that contained in the tables set forth below regarding the aggregate characteristics of all of the receivables in the trust, after the addition of the additional receivables.]

The composition, distribution by receivable type, annual percentage rate, advance rate, equipment type (including the composition of new and used equipment), payment frequency, current Statistical Contract Value and geographic distribution, in each case of the [initial] receivables as of the [initial] cutoff date, which is [    ], are as set forth in the following tables. For purposes of this prospectus, the “Statistical Contract Value” for each receivable has been calculated as the current balance of the receivable on the servicer’s records. Totals may not add to 100% due to rounding.

[The initial receivables purchased on the closing date include some receivables previously securitized that have been reacquired by CNH Industrial Capital America through the exercise of its clean-up call on prior transactions. These previously securitized receivables, which make up [        ]% of the aggregate Statistical Contract Value, were contained in the assets of CNH Equipment Trust 20[   — ], and their historical performance is included in the static pool information for that trust in Annex A to this prospectus.]

[The information in the following tables regarding “Advance Rate” excludes previously securitized receivables repurchased by CNH Industrial Capital America representing [        ]% of the aggregate Statistical Contract Value of the receivables pool.]

Composition of the Receivables

as of the [Initial] Cutoff Date

Weighted Average Adjusted APR	Aggregate Statistical Contract Value	Number of Receivables	Weighted Average Remaining Term	Weighted Average Original Term	Average Outstanding Statistical Contract Value
%	$		months	months	$

Average Original Statistical Contract Value	Average Outstanding Contract Value	Weighted Average Age of Contract	Weighted Average Advance Rate(1)
$	$	months	%

[Total Accrued and Unpaid Interest on [Loans] [and] [Retail Installment Sales Contracts] with Payments 31 or More Days Past Due
$[ ]
]

(1)       The Weighted Average Advance Rate represents the percentage advanced against the dealers’ wholesale price of the equipment.

Distribution by Contract Annual Percentage Rate of the Receivables

as of the [Initial] Cutoff Date

Contract APR(1) Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
0.000% — 0.999%		$	%
1.000% — 1.999%			%
2.000% — 2.999%			%
3.000% — 3.999%			%
4.000% — 4.999%			%
5.000% — 5.999%			%
6.000% — 6.999%			%
7.000% — 7.999%			%
8.000% — 8.999%			%
9.000% — 9.999%			%
10.000% — 10.999%			%
11.000% — 11.999%			%
12.000% — 12.999%			%
13.000% — 13.999%			%
14.000% — 14.999%			%
15.000% — 15.999%			%
16.000% — 16.999%			%
17.000% — 17.999%			%
18.000% — 18.999%			%
19.000% — 19.999%			%
Total		$	%

(1)                                 The “APR” for purposes of this table is the interest rate set forth in the receivables contract which is applicable as of the cutoff date, but which for receivables in an interest waiver period will not begin to accrue at such rate for a designated time period.

Distribution by Advance Rate of the Receivables

as of the [Initial]Cutoff Date(1)

Advance Rate Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Up to 20.99%		$	%
21.00% — 40.99%			%
41.00% — 60.99%			%
61.00% — 80.99%			%
81.00% — 100.99%			%
101.00% — 120.99%			%
121.00% — 140.99%			%
Greater than or equal to 141.00%			%
Total		$	%

(1)                                 The information in the preceding table represents the percentage advanced against the dealers’ wholesale price of the equipment.

[Distribution by Type of Interest Rate on the Contracts

as of the [Initial] Cutoff Date

Interest Rate Type	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
[Fixed]		$	%
[Floating]			%
Total:		$	%	]

Distribution by Equipment Type of the Receivables

as of the [Initial] Cutoff Date

Equipment Type	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Agriculture		$	%
New			%
Used			%
Construction			%
New			%
Used			%
Other			%
New			%
Used			%
Total(1)		$

(1)                                 Totals reflect the sum of the aggregate agricultural, construction and other data in this table.

Distribution by Payment Frequency of the Receivables

as of the [Initial] Cutoff Date

Payment Frequency	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Annually(1)		$	%
Semi-Annually			%
Quarterly			%
Monthly			%
Irregular			%
Total		$	%

(1)                                 Approximately [   ]%, [   ]%, [   ]%, [   ]%, [   ]%, [   ]%, [   ]%, [   ]%, [   ]%, [   ]%, [   ]% and [   ]%, of the annual receivables based on Aggregate Statistical Contract Value have scheduled payments in January, February, March, April, May, June, July, August, September, October, November and December, respectively.

Distribution by Statistical

Contract Value of the Receivables as of the [Initial] Cutoff Date

Statistical Contract Value Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Up to $5,000.00		$	%
$5,000.01 to $10,000.00			%
$10,000.01 to $15,000.00			%
$15,000.01 to $20,000.00			%
$20,000.01 to $25,000.00			%
$25,000.01 to $30,000.00			%
$30,000.01 to $35,000.00			%
$35,000.01 to $40,000.00			%
$40,000.01 to $45,000.00			%
$45,000.01 to $50,000.00			%
$50,000.01 to $55,000.00			%
$55,000.01 to $60,000.00			%
$60,000.01 to $65,000.00			%
$65,000.01 to $70,000.00			%
$70,000.01 to $75,000.00			%
$75,000.01 to $80,000.00			%
$80,000.01 to $85,000.00			%
$85,000.01 to $90,000.00			%
$90,000.01 to $95,000.00			%
$95,000.01 to $100,000.00			%
$100,000.01 to $200,000.00			%
$200,000.01 to $300,000.00			%
$300,000.01 to $400,000.00			%
$400,000.01 to $500,000.00			%
More than $500,000.00			%
Total		$	%

Geographic Distribution of the Receivables

as of the [Initial] Cutoff Date

Geographic Distribution(1)	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Alabama		$	%
Alaska			%
Arizona			%
Arkansas			%
California			%
Colorado			%
Connecticut			%
Delaware			%
Florida			%
Georgia			%
Hawaii			%
Idaho			%
Illinois			%
Indiana			%
Iowa			%
Kansas			%
Kentucky			%
Louisiana			%
Maine			%
Maryland			%
Massachusetts			%
Michigan			%
Minnesota			%
Mississippi			%
Missouri			%
Montana			%
Nebraska			%
Nevada			%
New Hampshire			%
New Jersey			%
New Mexico			%
New York			%
North Carolina			%
North Dakota			%
Ohio			%
Oklahoma			%
Oregon			%
Pennsylvania			%
Rhode Island			%
South Carolina			%
South Dakota			%
Tennessee			%
Texas			%
Utah			%
Vermont			%
Virginia			%
Washington			%
West Virginia			%
Wisconsin			%
Wyoming			%
Total		$	%

(1)                                 Based upon billing addresses of the obligors.

[If 10% or more of the pool assets are or will be located in any one state or other geographic region, any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows will be described. Also, any other concentrations material to the asset type (e.g., school type for student loans). If material, information required by second preceding sentence regarding such concentrations, as applicable, will be provided.]

Original Scheduled Payments

Collection Period	Gross Scheduled Payments(1)	Collection Period	Gross Scheduled Payments(1)
[Month year]	$ [ ]	[Month year]	$ [ ]
[Month year]	[ ]	[Month year]	[ ]

(1)                                 This table presents scheduled payments on the receivables as of the [initial] cut-off date and does not reflect prepayments that may occur. The actual payments from the receivables may differ from this table. See “Weighted Average Life of the Notes” in this prospectus for a discussion of various factors affecting the rate of prepayments of the receivables.

[Distribution of the Receivables by Modifications as of the [Initial] Cutoff Date

Add tabular information regarding the nature of modifications and the number of modified receivables by category of modification for receivables included in the receivables pool.]

[Delinquency Experience For the [Initial] Receivables

Set forth below is historical delinquency information for the receivables purchased on the closing date, the majority of which have been originated since [                  ] [   ], 20[   ].

At [ ], 20[ ]
	Number of Contracts	Dollars
(Dollars in Millions)
Aggregate Number of Contracts and Loans and Principal Balance Outstanding		$
Period of Delinquency[(1)]
31 to 60 days
61 to 90 days
91 to 120 days
121 to 150 days
151 to 180 days
181 + days
Total Delinquencies		$
Total Delinquencies[(2)]	%	%	]

[(1)                             The “Dollars” column numbers are calculated using the aggregate principal balance of all receivables (excluding repossessions) with respect to which any amounts are delinquent (as further described in the last paragraph under “Historical Delinquency Experience”) for the specified period.]

[(2)                             As a percent of the number of contracts or principal amount outstanding, as applicable.]

Sponsor’s Portfolio Delinquency and Loss Information

Set forth below in the “Historical Delinquency Experience” table on page [54] and in the “Historical Credit Loss/Repossession Experience” table on page [55] is certain combined information concerning the sponsor’s entire portfolio of United States retail agricultural, construction and other equipment receivables. This information includes receivables previously sold to trusts under prior asset-backed securitizations and excludes operating leases.

Delinquencies, repossessions and net losses on agricultural contracts may be affected by weather conditions such as flood and drought, commodity market prices and the level of farmers’ income. Delinquencies, repossessions and net losses on construction contracts may be affected by interest rates, housing starts and consumer confidence. There can be no assurance that the delinquency, repossession and net loss experience on the receivables of the trust will be comparable to that set forth below.

Historical Delinquency Experience

At [ ],
	[ ]		[ ]
	Number of Contracts	Dollars	Number of Contracts	Dollars
(Dollars in Millions)
Number of Contracts and Loans/Principal Amount Outstanding		$		$
Delinquencies(1)
31-60 days
61 days or more
TOTAL		$		$
Delinquencies(2)
31-60 days	%	%	%	%
61 days or more	%	%	%	%
TOTAL(3)%		%	%	%

At December 31,
	[ ]		[ ]		[ ]		[ ]
	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars
(Dollars in Millions)
Number of Contracts and Loans/Principal Amount Outstanding		$		$		$		$
Delinquencies(1)
31-60 days
61 days or more
TOTAL		$		$		$		$
Delinquencies(2)
31-60 days	%	%	%	%	%	%	%	%
61 days or more	%	%	%	%	%	%	%	%
TOTAL(3)%		%	%	%	%	%	%	%

(1)                                 The “Dollars” column numbers are calculated using the aggregate principal balance of all receivables (excluding repossessions) with respect to which any amounts are delinquent (as further described in the paragraph below) for the specified period.

(2)                                 As a percent of the number of contracts and loans or principal balance outstanding, as applicable.

(3)                                 The percentages are rounded to the nearest one hundredth of one percent.

The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due. Payments of $50 or more are generally considered consequential. No explicit grace period is offered for payments on receivables, but in most cases, late charges are assessed when a payment is 11 days past due. Delinquent accounts are generally reported to credit bureaus at 31 days past due. Receivables are generally not reaged.

Historical Credit Loss/Repossession Experience

Year Ended December 31,
[ ]	[ ]	[ ]	[ ]
(Dollars in Millions)
Average Net Portfolio Outstanding During the Period(1) $	$	$	$
Repossessions as a Percent of Average Net Portfolio Outstanding(1)(3)%	%	%	%
Net Losses as a Percent of Liquidations(3)(4)(5)%	%	%	%
Net Losses as a Percent of Average Net Portfolio Outstanding(1)(3)(4)%	%	%	%

(1)                                 The Average Net Portfolio Outstanding is the average of the year end principal balances for the prior and current year.

(2)                                 Repossessions are the principal balance and associated fees due on repossessed equipment sold in the current period.

(3)                                 A portion of the sponsor’s contracts originated through dealers provide for recourse back to the dealers. Approximately [     ]%, [     ]%, [    ]% and [     ]% of the aggregate amounts scheduled to be paid on the sponsor’s portfolios of contracts originated by or through dealers during the years ended December 31, [     ], [     ], [     ] and [     ], respectively, provide for recourse to the dealers. In the event of defaults by the obligor under any such contract, the dealer is required to repurchase the contract for an amount generally equal to all amounts due and unpaid thereunder. As a result, any losses under any such contract are structured to be incurred by the dealer, but there is no certainty that a dealer will be able to make such repurchase even if so required.

(4)                                 Net losses are equal to the aggregate of the principal balances of all contracts which have incurred losses plus any costs incurred to repossess, sell or recondition the equipment which have been charged to the contract, less any recoveries on contracts charged off in the period or prior periods.

(5)                                 Liquidations represent a reduction in the outstanding balances of the contracts as a result of cash payments and charge-offs.

The sponsor has recourse to dealers on a portion of the contracts. In the event of a dealer’s bankruptcy, a bankruptcy trustee, a creditor or the dealer as debtor in possession might attempt to characterize recourse sales of contracts as loans to the dealer secured by the contracts. Such an attempt, if successful, could result in payment delays or losses on the affected receivables.

The losses shown above have been determined in accordance with the policies of CNH Industrial Capital America LLC and New Holland Credit Company, LLC. Generally, it is the policy of the sponsor to treat each receivable that is over 120 days past due as nonperforming and nonaccruing and to review each receivable on a case-by-case basis. For receivables that are in repossession status, it is the policy of the sponsor to recognize an estimated loss at the time of repossession. Once the receivable is liquidated that estimated loss is adjusted to reflect the actual loss on the receivable. For purposes of the trust, losses are recognized when a receivable is initially put in repossession status (subject to subsequent adjustment as described in the preceding sentence), if any, or when the servicer has, after using all reasonable efforts to realize upon the related equipment, determined to charge-off the receivable without realizing upon the related equipment.

Description of the Notes

General

The trust will issue the notes pursuant to the indenture between the trust and the indenture trustee. We have filed a form of the indenture to be used as an exhibit to the registration statement of which this prospectus is a part. [In addition to the notes offered by this prospectus, the trust will issue [additional notes of such offered class or classes or sub-class or subclasses] [and/or] [one or more additional class or classes or sub-class or sub-classes] of notes that will be [sold in transactions exempt from registration under the Securities Act] [or] [retained by or acquired by [us] [or] [our affiliates]]. Those additional notes or class or classes or sub-class or sub-classes of notes will be issued [under the indenture] [under a separate agreement].] We summarize the material terms of the notes and indenture below. This summary does not include all of the terms of the notes and the indenture and is qualified by reference to the actual notes and indenture.

Fixed Rate Notes

[The [    ] notes bear interest at a fixed rate per annum,] [the [    ] notes bear interest at a floating rate per annum,] [the [    ] notes bear no interest]. Interest on each class of fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

[Floating Rate Notes

Each class of floating rate notes will bear interest for interest periods specified herein at a rate per annum equal to:

•                  a specified base interest rate, which will be based upon [the London interbank offered rate (commonly known as “LIBOR”)] [the prime rate] [commercial paper rates] [federal funds rates] [U.S. Government treasury securities rates] [negotiable certificates of deposit rates];

•                  [plus or minus a “spread” of a number of basis points (i.e., one-hundredths of a percentage point) as set forth under “[Overview of Transaction–Offered Securities”;]

•                  [multiplied by a “spread multiplier,” which is a percentage set forth under “[  ].”]

[The floating rate notes also have:

•                  [a maximum, or ceiling, on the rate at which interest may accrue during any interest period, of [   ]] [and]

•                  [a minimum, or floor, on the rate at which interest may accrue during any interest period, of [  ].]]

[In addition to the maximum interest rate specified above,] the interest rate applicable to any class of floating rate notes will in no event be higher than the maximum rate permitted by applicable law.

The trust will [appoint [     ] as the calculation agent to] [or] [designate the LIBOR Determination Agent to] calculate interest rates on the floating rate [   ] notes. Determinations of interest by [the LIBOR Determination Agent][or] [a calculation agent][, as applicable,] will be binding on the holders of the related floating rate notes, in the absence of manifest error. All percentages resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest 1/100,000 of 1% (.0000001), with five one-millionths of a percentage point rounded upward.]

[“LIBOR Determination Agent” means the indenture trustee.]

Payments of Interest

Each class of notes will have the interest rate set forth on the front cover.  Interest on the notes will be payable monthly on the 15th day of each calendar month (or, if not a business day, the next business day), commencing [              ], except that interest on the A-1 Notes will also be payable on [          ], if any A-1 Notes

remain outstanding after the [                 ] payment date. Interest will accrue for each class of notes during each interest period at the applicable interest rate. The interest period applicable to any payment date will be the period from and including the preceding payment date (or, in the case of the initial payment date, from and including the closing date) to but excluding that payment date. Interest on the A-1 [and A-4b Notes] will be calculated on the basis of actual days elapsed of a 360-day year. Interest on the A-2, A-3, A-4[a] and B Notes will be calculated on the basis of a 360-day year of twelve 30-day months.

The A-1, A-2, A-3, A-4[a] and Class B Notes are fixed rate notes[, and the A-4b Notes are floating rate notes].  [The interest rate payable on the A-4b Notes will equal One Month LIBOR plus the applicable spread amount set forth under “Summary of Terms–Offered Securities.”

[The A-4b interest rate swap counterparty] will be the calculation agent for the A-4b Notes and will determine [(using, for so long as the interest rate swap is outstanding, the rate provided by such interest rate swap counterparty)] One-Month LIBOR for each interest period on the second London Banking Day prior to the beginning of that interest period.

“One-Month LIBOR” means, for the A-4b Notes and for each interest period, the rate for deposits in U.S. dollars for a period of one month corresponding to such interest period which appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London Time, on the related LIBOR Determination Date. If such rate does not appear on the Reuters Screen LIBOR01 Page, the rate for that interest period will be determined as if “USD-LIBOR Reference Banks Rate” had been specified as the applicable rate.

“USD-LIBOR Reference Banks Rate” means, for each interest period, the rate determined on the basis of the rates at which deposits in U.S. dollars are offered by the four major banks in the London interbank market selected by [the relevant interest rate swap counterparty] at approximately 11:00 a.m., London time, on the related LIBOR Determination Date to prime banks in the London interbank market for a period of one month commencing on the first day of the interest period for which such rate is being determined and in a Representative Amount. [The interest rate swap counterparty (in its capacity as calculation agent under the interest rate swap)] will request the principal London office of each of four major banks in the London interbank market selected by [such interest rate swap counterparty] to provide a quotation of its rate. If at least two such quotations are provided, the rate for that interest period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that interest period will be the arithmetic mean of the rates quoted by major banks in New York City, selected by [such interest rate swap counterparty], at approximately 11:00 a.m., New York City time, on the related LIBOR Determination Date for loans in U.S. dollars to leading European banks for a period of one month commencing on the first day of the interest period for which such rate is being determined and in a Representative Amount.

“LIBOR Determination Date” means the day that is two London Banking Days preceding the first day of an interest period and with respect to the first LIBOR Determination Date, the day that is two London Banking Days preceding the closing date.

“London Banking Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Representative Amount” means, on any LIBOR Determination Date, an amount equal to the outstanding principal amount of the A-4b Notes on the immediately preceding payment date or the closing date.

“Reuters Screen LIBOR01 Page” means the display page currently so designated on the “Reuters Monitor Money Rates Service” (or such other page as may replace that page on that service for the purpose of displaying comparable rates or prices).]

If the trust does not pay the full amount of interest due on any class of notes on any payment date, the amount of interest not paid will be due on the next payment date and will itself accrue interest, to the extent permitted by law, at a rate per annum equal to the interest rate on that class of notes from that payment date to but excluding the payment date on which that interest is paid.

If the amount of interest on the Class A Notes payable on any payment date exceeds the amounts available on that date, the holders of Class A Notes will receive their ratable share (based upon the total amount of interest due to each of them) of the amount available to be distributed in respect of interest on the Class A Notes.

Interest on the Class B Notes will not be paid on any payment date until interest on the Class A Notes has been paid in full (or, if the notes have been accelerated following an event of default, until the Class A Notes have been repaid in full).

Interest on the Class B Notes will also be subordinated to principal payments on the Class A Notes if either (a) the maturity of the notes has been accelerated after an event of default or (b) credit losses erode the aggregate assets of the trust below the then-outstanding principal balance of the Class A Notes. See “—Payments of Principal” and “Servicing Matters—Distributions” for details of the priority rules that would apply in these circumstances.

[In the event the interest rate swap agreement terminates and is not replaced or the interest rate swap counterparty fails to provide a calculation of One-Month LIBOR for the A-4b Notes, the indenture trustee will become the calculation agent for the A-4b Notes and will determine One-Month LIBOR itself, using the methods described above.]

Payments of Principal

Principal payments will be made to the noteholders on each payment date, to the extent of available amounts as described under “Servicing Matters—Distributions,” in an amount generally equal to the decrease in the [sum of (i) the] Pool Balance [and (ii) the amount on deposit in the trust’s pre-funding account], in each case from the beginning of the prior Collection Period to the beginning of the current Collection Period. For this purpose, “Pool Balance” means, at any time, the sum of the aggregate Contract Values of the receivables at the beginning of a Collection Period (after giving effect to all payments received from obligors and any amounts to be remitted by the servicer, CNH Industrial Capital America LLC or us, as the case may be, with respect to the preceding Collection Period and all losses realized on receivables liquidated during that preceding Collection Period), less the aggregate Write Down Amount as of the last day of the preceding Collection Period. [In addition, on each payment date to the extent of available amounts as described under “Servicing Matters—Distributions,” principal payments will also be made on the Class A-1 Notes until paid in full.]

These principal payments will be made on a fully sequential basis, meaning that no principal payments will be made on any class of notes until each more senior class of notes has been paid in full. Within the Class A Notes, no principal will be paid on any class of Class A Notes until each class of Class A Notes with a lower numerical designation has been paid in full.  [For purposes of principal payments, the A-4a Notes and the A-4b Notes will be treated as a single class.]  Specifically, principal payments will be made on the notes in the following order: A-1 Notes; A-2 Notes; A-3 Notes; [and] A-4[a] Notes[ and A-4b Notes, pro rata based on their respective outstanding principal balances]; and Class B Notes. In addition, if any A-1 Notes remain outstanding after the [           ] payment date, then a special distribution of principal on those notes will also be made on [       ].

[The Class A-1 Notes will benefit from a “turbo” feature that applies the aggregate available funds on a payment date (after payment of asset representation reviewer fees, expenses and indemnities up to $[   ] per year, servicer fees, trust administrator’s fees, interest on the notes, replenishing the spread account and more senior allocations to repay principal on such notes on such payment date) to pay principal on the Class A-1 Notes until paid in full. See “Servicing Matters—Distributions.”]

However, after an event of default and acceleration of the notes (and, if any notes remain outstanding, on and after the final scheduled maturity date for the last of the notes, as specified below), principal payments will be made in the following order of priority: first to the Class A-1 Noteholders until the outstanding principal amount of the Class A-1 Notes has been paid in full; second to the holders of the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes ratably according to the amounts due and payable on the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes for principal until paid in full; and third, to the Class B noteholders until the outstanding principal amount of the Class B Notes has been paid in full.

Principal distributions on the notes generally are not required to the extent funds are not available for this purpose. The exception to this general rule is that the outstanding principal amount, together with all accrued and unpaid interest, with respect to each class of notes is due and payable not later than the payment date specified for that class below:

Class	Final Maturity Date
A-1	[ ]
A-2	[ ]
A-3	[ ]
A-4[a]	[ ]
[A-4b]	[ ]
B	[ ]

Upon any prepayment in full of a receivable, the Contract Value of that receivable will be reduced to zero. This results in an increase to the targeted principal distribution amount for the related payment date equal to the full Contract Value of the prepaid receivable. However, in circumstances where the Contract Value of the prepaid receivable exceeded its outstanding principal balance, the principal collected through the prepayment will be less than the resulting increase to the targeted principal distribution amount by an amount roughly equal to the excess of the receivable’s Contract Value over its outstanding principal balance immediately prior to the prepayment. This will generally happen when the annual percentage rate of the prepaid receivable was greater than the specified discount rate used to calculate its Contract Value. It may also result from early payments on simple interest receivables. See “The Receivables Pool.”

[To the extent necessary to maintain the initial credit ratings on the notes, funds will be deposited in the trust’s principal supplement account each time the trust buys any additional receivables during the pre-funding period. Any such funds are intended to cover shortfalls that could result from prepayments of this type. On each payment date, funds will be withdrawn from the principal supplement account (to the extent available) and included in the funds distributed on that payment date to cover shortfalls in distributions of interest and principal on the notes[ and swap payments] (after giving effect to any withdrawal to be made from the spread account on that payment date). However, no funds may be required to be deposited into the principal supplement account, and in the event of a required deposit, such amount may be less than the maximum aggregate shortfall that might result if all receivables of this type prepaid. Therefore, if a significant number of those receivables prepay, even if funds are deposited in the trust’s principal supplemental account, there may be insufficient funds available in the principal supplement account to cover the resulting shortfall.]

Subordination

The rights of the Class B noteholders to receive payments of principal and interest are subordinated, to the extent described in this prospectus, to the rights of the holders of Class A Notes to receive principal and interest, respectively, so long as the Class A Notes are outstanding.

The rights of the certificateholders to receive [payments of interest and principal] [distributions] are subordinated, to the extent described in this prospectus, to the rights of the holders of the Class A and the Class B Notes to receive interest [and principal][, and certificateholders are not entitled to receive payments of principal until the Class A and the Class B Notes are paid in full].

Subordination is a credit enhancement mechanism by which payments are allocated first to more senior classes or subclasses, thereby increasing the likelihood of payment on such classes or subclasses. If there are not enough funds to pay interest and/or principal payments on a subordinated class or subclass, noteholders of such subordinated notes may not receive those payments in a timely manner or may experience a loss.

Payment Dates and Collection Periods

Payments on the notes will be payable on the 15th day of each calendar month (or, if not a business day, the next business day), beginning [              ], except that interest and principal on the A-1 Notes will also be payable on [         ], if any A-1 Notes remain outstanding after the [            ] payment date.

“Collection Period” means, with respect to any payment date, the period from the end of the preceding Collection Period (or, if for the first payment date, from the beginning of the day after the [initial] cutoff date) to and including the last day of the calendar month preceding the calendar month in which such payment date occurs.

Cutoff Date

A number of important calculations relating to the receivables will be made by reference to “cutoff dates” and “calendar months.” For instance, the Contract Value of the [initial] receivables [and each set of additional receivables that we sell to the trust] will be determined as of a related cutoff date. The [initial] cutoff date is [          ].

Record Dates

Payments on the notes will be made on each payment date to holders of record as of the fourteenth day of the calendar month in which the payment date occurs or, if definitive notes are issued, the close of business on the last day of the prior calendar month. [A special record date of [              ] will apply for the special payment date of [             ] relating to the A-1 Notes.]

[Mandatory Redemption

On the payment date on or immediately following the last day of the pre-funding period, any funds remaining in the pre-funding account (after giving effect to the purchase of all additional receivables, including any receivables purchased on that date) will be applied to redeem the notes then outstanding in the same sequence and proportions that would apply if the remaining funds were a part of the targeted principal distribution amount on that payment date.]

Optional Redemption

Any notes that remain outstanding on any payment date on which CNH Industrial Capital America LLC, which is an affiliate of the servicer and the depositor, exercises its option to purchase the receivables will be prepaid in whole at the applicable redemption price on that payment date. Such option cannot be exercised until the Pool Balance declines to 10% or less of the [sum of (i) the] Pool Balance as of the [initial] cutoff date [and (ii) the aggregate Contract Value of all additional receivables sold to the trust as of their respective cutoff dates].  The redemption price for any class of notes in connection with any optional redemption will equal the unpaid principal balance of that class of notes, plus accrued and unpaid interest thereon.  CNH Industrial Capital America LLC must deposit the redemption price into the collection account by the business day preceding the 15th day of the calendar month in which such clean-up call will occur. Notice of a clean-up call will be given by the indenture trustee by first-class mail, postage prepaid, mailed not less than five business days prior to the applicable redemption date to each holder of notes, as of the close of business on the record date preceding the applicable payment date on which the clean-up call will occur, at such holder’s address appearing in the note register. The notice will identify the payment date on which the clean-up call will occur, the redemption price, the place where notes are to be surrendered for payment, and the CUSIP numbers of the affected notes.

Clearing of Notes and Denominations

The offered notes will be cleared through DTC in minimum denominations of $1,000 and in greater whole-dollar denominations. You may hold your notes through DTC (in the United States) or Clearstream or Euroclear (in Europe) if you are a participant of those systems, or indirectly through organizations that are a participant in those systems.

The Indenture

Modification of Indenture.  The indenture for the trust may be amended with the consent of the holders of at least a majority of the outstanding principal amount of notes, the trust and the indenture trustee, with prior written notice to the hired NRSROs. However, the following changes may not be made to the indenture without the consent of each affected noteholder:

(1)                                 delay the final scheduled maturity date of any note, or reduce the principal amount of any note, the interest rate for any note or the redemption price for any note, or any change to the place for or currency of any payment on any note;

(2)                                 any change that impairs the right of a noteholder to take legal action to enforce payment under the provisions of the indenture;

(3)                                 any reduction in the percentage of noteholders, by aggregate principal balance, that is required to consent to any amendment or to any waiver of defaults or compliance with provisions of the indenture;

(4)                                 any modification of the provisions of the indenture regarding the voting of notes held by us, the trust, any other obligor on the notes, or any of our respective affiliates;

(5)                                 any reduction in the percentage of noteholders, by aggregate principal balance, that is required to direct the indenture trustee to sell or liquidate the receivables if the proceeds of sale would be insufficient to pay the notes in full, with interest; or

(6)                                 any change that adversely affects the status or priority of the lien of the indenture on any collateral.

Also, the trust and the indenture trustee may enter into supplemental indentures without obtaining the consent of the noteholders, but with prior written notice to the hired NRSROs, for the purpose of:

(a)                                 changing the indenture or the rights of noteholders, if the change will not adversely affect in any material respect the interests of any noteholder; or

(b)                                 substituting credit enhancement for any class of notes, if the Rating Agency Condition is satisfied with respect to the notes.

A supplemental indenture will not be deemed to adversely affect in any material respect the interests of any class of notes if the Rating Agency Condition is satisfied with respect to such supplemental indenture for such class of notes.

The “Rating Agency Condition” means, with respect to any action, that (with respect to each of the following rating agencies to the extent the following rating agency is a hired NRSRO to rate rated securities and such rating agency is still rating such rated securities) (a) Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (“S&P”), and Fitch, Inc. shall have each been given at least 10 business days’ prior notice thereof and (b) Moody’s Investors Service, Inc. (“Moody’s”) shall have been given at least 10 business days’ prior notice thereof and shall not have notified the issuing entity and the indenture trustee that such action will result in a reduction or withdrawal of its then current rating of any rated securities.  For purposes of the previous sentence, “rated securities” mean each class of notes rated by a hired NRSRO [and the certificates rated by a hired NRSRO].

Notes legally or beneficially owned by the depositor or its affiliates will be entitled to equal and proportionate benefits under the indenture, except that notes owned by the issuing entity, any other obligor upon the notes, the depositor, or any affiliate of such persons will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of noteholders have given any request, demand, authorization, direction, notice, consent or waiver under the transaction documents.

Events of Default; Rights upon Event of Default.  Any one of the following events will be an event of default for the notes:

•                  the trust fails to pay any interest on any Class A Note, or if no Class A Notes are outstanding, any Class B Note, within five days after its due date;

•                  the trust fails to pay any installment of the principal of any note on its due date;

•                  the trust breaches any of its other covenants in the indenture and such breach continues for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes;

•                  the trust fails to correct a breach of a representation or warranty it made in the indenture, or in any certificate delivered in connection with the indenture, that was incorrect in a material respect at the time it was made, for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes; or

•                  the trust becomes bankrupt or insolvent or is liquidated, provided however, that if such event arises due to an order or decree in an involuntary case, such order or decree remains unstayed and in effect for a period of 60 consecutive days or the trust consents to such order.

If an event that, with notice or the lapse of time or both would become an event of default occurs and is continuing and is known to a responsible officer of the indenture trustee, the indenture trustee will mail to [the swap counterpart[y][ies] and] each noteholder notice of that default within 90 days after it occurs. Except in the case of an event that is, or with notice or the lapse of time or both would become, an event of default due to a default in payment of principal of or interest on a note, including payments pursuant to the mandatory redemption provisions of such note, the indenture trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of the noteholders [and the swap counterpart[y][ies]].

You should note, however, that until the final scheduled maturity date for any class of notes, the amount of principal due to noteholders generally will be limited to amounts available for that purpose. [Also, the amount of interest due to noteholders of any class is limited to amounts available for that purpose.] Therefore, the failure to pay principal [or interest] on a class of notes generally will not result in the occurrence of an event of default until the final scheduled maturity date for that class of notes.

If an event of default with respect to the notes occurs and is not remedied as provided in the indenture, then the principal of the notes may be declared to be immediately due and payable by the indenture trustee, holders of a majority in principal amount of those notes [or holders of a majority in principal amount of [insert applicable classes of those notes]]. That declaration may be rescinded by holders of a majority of the outstanding principal amount of the notes, but only after payment of any past due amounts and cure or waiver of all other events of default. [Noteholders’ voting rights vary by class.]

If the notes have been declared due and payable following an event of default, the indenture trustee may institute proceedings to collect amounts due or foreclose on trust property, exercise remedies as a secured party, sell the receivables or elect to have the trust maintain possession of the receivables and continue to collect on them as if there had been no declaration of acceleration. However, the indenture trustee is prohibited from selling the receivables following an event of default, other than an event of default resulting from a default in the payment of any principal of or a default in the payment of any interest on any note that continues for five days or more, unless (i) the holders of all the outstanding notes consent to the sale, (ii) the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the notes at the date of such sale or (iii) the indenture trustee determines that the proceeds of receivables would not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if those obligations had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2/3%  of the outstanding principal amount of the notes.

The indenture will provide that, subject to the duty of the indenture trustee to act with the required standard of care if an event of default occurs, the indenture trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of any of the noteholders, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with that request. Subject to the provision of adequate indemnification of the indenture trustee, the holders of a majority of the outstanding principal amount of the notes [(or of one or more classes of those notes)] will have the right to direct the time, method and place for any remedy available to the indenture trustee.

No noteholder will have the right to take legal action under the indenture, unless:

•                  the noteholder gives the indenture trustee written notice of an event of default;

•                  the holders of at least 25% of the outstanding principal amount of notes have requested in writing that the indenture trustee take legal action and have offered reasonable indemnity to the indenture trustee;

•                  the indenture trustee has not received a direction not to take legal action from the holders of a majority of the outstanding principal amount of the notes; and

•                  the indenture trustee has failed to take legal action within 60 days.

In addition, the indenture trustee and the noteholders, by accepting their notes, will covenant that they will not at any time institute any bankruptcy or insolvency proceeding against the trust.

None of the trustee, the indenture trustee in its individual capacity, any holder of a certificate representing an ownership interest in the trust or any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, successors or assigns will be personally liable for the payment of the principal of or interest on the notes or for the agreements of the issuing entity contained in the indenture.

If an event of default has occurred and is continuing, the indenture trustee may, and at the direction of the holders of not less than 66 2/3% of the outstanding amount of the notes will, exercise all rights, remedies, powers, privileges and claims of the trust against the depositor or the servicer under or in connection with the sale and servicing agreement, including the right or power to take any action to compel or secure performance or observance by the depositor or the servicer of each of their obligations to the trust thereunder and to give any consent, request, notice, direction, approval, extension or waiver under the sale and servicing agreement, and any right of the trust to take such action will be suspended. In addition, if an event of default has occurred and is continuing, the indenture trustee may, and at the direction of the holders of not less than 66 2/3% of the outstanding amount of the notes will, exercise all rights, remedies, powers, privileges and claims of the depositor against the sponsor, under or in connection with the purchase agreement between it and the depositor, including the right or power to take any action to compel or secure performance or observance by the sponsor, of its obligations to the depositor thereunder and to give any consent, request, notice, direction, approval, extension or waiver under such purchase agreement, and any right of the depositor to take such action will be suspended.

Certain Covenants.  In the indenture, the trust will agree not to consolidate with or merge into any other entity, unless:

•                  the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state,

•                  that entity expressly assumes the trust’s obligations relating to the notes,

•                  immediately after the transaction, no event of default would have occurred and not have been remedied,

•                  the trust has been advised that, with respect to such transaction, the Rating Agency Condition has been satisfied with respect to the securities, and

•                  the trust has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the trust or to any noteholder or certificateholder.

The trust will also agree not to take the following actions:

•                  sell or otherwise dispose of any of its assets, except as permitted by its transaction agreements,

•                  claim any credit on or make any deduction from the principal and interest payable in respect of its notes, other than amounts withheld under the Internal Revenue Code or applicable state law,

•                  assert any claim against any present or former holder of those notes because of the payment of taxes levied or assessed upon the trust,

•                  dissolve or liquidate in whole or in part, except as contemplated by its transaction agreements,

•                  permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any obligations with respect to the notes under the indenture, except as may be expressly permitted by the indenture,

•                  permit any lien, claim or other encumbrance to affect its assets or any part of the trust, any interest in its assets or the trust or any related proceeds, or

•                  incur, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the notes and its other transaction agreements.

The trust may engage in only the activities described in this prospectus.

Annual Compliance Statement.  The trust will be required to file annually with the indenture trustee a written statement as to the fulfillment of its obligations under the indenture.

Indenture Trustee’s Annual Report.  The indenture trustee for the trust will be required to prepare and to mail each year, within 60 days after each December 31, to all of the trust’s noteholders a brief report relating to its eligibility and qualification to continue as indenture trustee, any amounts advanced by it under the indenture, information about indebtedness owing by the trust to the indenture trustee in its individual capacity, any property and funds physically held by the indenture trustee as such and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture.  The indenture may be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all of the notes or upon deposit with the indenture trustee of funds sufficient for the payment in full of the notes.

Weighted Average Life of the Notes

As the rate of payment of principal of your notes depends primarily on the rate of payment (including prepayments) of the principal balance of the receivables, final payment of each class of offered notes could occur significantly earlier than the scheduled final maturity date for that class. You will bear the risk of being able to reinvest principal payments on your notes at yields at least equal to the yield on your notes.

Prepayments on the receivables can be measured relative to a prepayment standard or model. The model used in this prospectus is based on a constant prepayment rate (“CPR”). CPR is determined by the percentage of principal outstanding at the beginning of a period that prepays during that period, stated as an annualized rate. The CPR prepayment model, like any prepayment model, does not purport to be either a historical description of prepayment experience or a prediction of the anticipated rate of prepayment.

The tables on pages [66] through [68] have been prepared on the basis of certain assumptions, including that: (a) the receivables prepay in full at the specified CPR during such Collection Period and neither we nor the servicer are required to purchase any receivables from the trust, (b) each payment on the receivables is made on the last day of each Collection Period, (c) distributions are made on the 15th day of each month (beginning [               ]) in respect of the notes in accordance with the description set forth under “Servicing Matters—Distributions,” (d) the balance in the spread account on any day is equal to the required spread account balance, (e) the closing date occurs on [               ], (f) CNH Industrial Capital America LLC exercises its option to purchase the receivables on the earliest permitted payment date and (g) the Specified Discount Factor is [           ]%. The tables indicate the projected weighted average life of each class of offered notes and sets forth the percent of the initial principal balance of each class of offered notes that is projected to be outstanding after each of the payment dates shown at various CPR percentages.

The tables also assume that the receivables have [been aggregated into [a pool][three hypothetical pools] with all of the receivables within [the][each] pool having] the following characteristics:

[Pool]	Aggregate Contract Value	Weighted Average APR	[Assumed] Cutoff Date
1	$	%
[2
3			]
$

[Hypothetical pool 1 has the same Contract Value and cashflow characteristics as the initial receivables. Hypothetical pools [2 and 3] have a Contract Value equal in the aggregate to the amount deposited in the trust’s pre-funding account. The cash flow characteristics of hypothetical pools [2 and 3] are proportionately identical to those of the receivables in hypothetical pool 1.]

The information included in the following tables represents forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The actual characteristics and performance of the receivables will differ from the assumptions used in constructing the tables on pages [66] through [68]. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is highly unlikely that the receivables will prepay at a constant CPR until maturity or that all of the receivables will prepay at the same CPR.  [Similarly, the aggregate Contract Value of additional receivables may be less than the amount deposited in the trust’s pre-funding account.]

Moreover, the diverse terms of receivables within [each of ] the [three][hypothetical] pool[s] could produce slower or faster principal distributions than indicated in the tables at the various CPR specified. Any difference between those assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial balances outstanding over time and the weighted average lives of the offered notes.

Percent of Initial Principal Amount of the A-1 and A-2 Notes at Various CPR Percentages

	A-1 Notes						A-2 Notes
Payment Date	0% CPR	16% CPR	20% CPR	22% CPR	26% CPR	28% CPR	0% CPR	16% CPR	20% CPR	22% CPR	26% CPR	28% CPR
Closing Date
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WAL (yrs)(1)
WAL to Maturity (yrs)(1)

[Any applicable effect of prepayments on yield will be disclosed in each CPR table.]

(1)                                 The weighted average life of an A-1 Note or A-2 Note is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page[s] [64] [and [65]] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

Percent of Initial Principal Amount of the A-3 and A-4 Notes at Various CPR Percentages

	A-3 Notes						A-4 Notes
Payment Date	0% CPR	16% CPR	20% CPR	22% CPR	26% CPR	28% CPR	0% CPR	16% CPR	20% CPR	22% CPR	26% CPR	28% CPR
Closing Date
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WAL (yrs)(1)
WAL to Maturity (yrs)(1)

(1)                                 The weighted average life of an A-3 Note or A-4 Note is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page[s] [64] [and [65]] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

Percent of Initial Principal Amount of the B Notes at Various CPR Percentages

B Notes
Payment Date	0% CPR	16% CPR	20% CPR	22% CPR	26% CPR	28% CPR
Closing Date
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WAL (yrs)(1)
WAL to Maturity (yrs)(1)

(1)                                 The weighted average life of a B Note is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page[s] [64] [and [65]] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

Description of the Certificates

[The trust will issue [one class][   ] [classes] of certificates pursuant to the trust agreement between us and the trustee.] [On the closing date, the trust will issue certificates representing the beneficial ownership interest in the trust pursuant to the trust agreement between us and the trustee.] [Insert amount of certificates, if applicable, in accordance with Item 1104(g), 1108(e) and 1110(b)(3)]  We have filed a form of the trust agreement to be used as an exhibit to the registration statement of which this prospectus is a part.  The trust’s certificates will be [sold in transactions exempt from registration under the Securities Act] [retained by] [acquired by] [us] [our affiliate[s]].  We summarize the material terms of the certificates to the extent material to noteholders below.  This summary does not include all of the terms of the certificates and is qualified by reference to the actual certificates.

Certificateholders’ rights to receive payments on their certificates will be junior to the payment rights of noteholders to the extent described herein.  [In addition, the right of holders of [[   ] class of] certificates to receive [payments of principal and interest or other] distributions is [senior][subordinate] to the rights of holders of the class [   ] or [    ] classes of certificates.]] [No amounts will be paid with respect to the certificates on any payment date until all principal and interest payable on the notes on that payment date have been paid in full.]

[[The certificates’ interest [rate is] [rates are] [set forth under “Overview of Transaction–Offered Securities,” which is a [fixed] [floating] interest rate] [is zero].]

Upon the payment in full of all outstanding notes and the satisfaction and discharge of the indenture, the trustee will succeed to all the rights of the indenture trustee, and the certificateholders will succeed to all the rights of the noteholders, under the sale and servicing agreement, except as otherwise provided in the sale and servicing agreement. When we or one of our affiliates hold the certificates issued by the trust, the trust might be considered our affiliate.

[Pre-Funding Period

In addition to the initial receivables, we expect to sell to the trust additional receivables having an aggregate Contract Value approximately equal to $[     ], the amount we will deposit in the trust’s pre-funding account. We expect to sell additional receivables to the trust monthly on dates specified by us during the pre-funding period. The pre-funding period will begin on the closing date and end on the earliest of: (a) the day on which the amount on deposit in the trust’s pre-funding account is reduced to less than $[      ], (b) the date on which an event of default or a servicer default occurs, (c) the date on which an insolvency event occurs with respect to us or the servicer and (d) the close of business on the [                  ] payment date.

Assuming the entire amount on deposit in the pre-funding account is used to purchase receivables, the portion of receivables in the asset pool purchased during the pre-funding period would equal [         ]% of the initial Pool Balance and [         ]% of the initial outstanding balance of the notes. Since some of the initial receivables will have amortized by the end of the pre-funding period, if additional receivables are purchased during the prefunding period, the pre-funded receivables are expected to be a larger portion of the Pool Balance as of the end of the pre-funding period than the percentage set forth in the preceding sentence.

Any funds remaining in the pre-funding account at the end of the pre-funding period will be applied to make principal payments on the notes in the same order of priority that applies to principal payments made from other sources.

Upon any sale of additional receivables to the trust:

(1)           the Pool Balance will increase in an amount equal to the aggregate Contract Value of the additional receivables;

(2)           an amount equal to [           ]% of the aggregate Contract Value of the additional receivables will be withdrawn from the pre-funding account and deposited in the spread account;

(3)           if any deposit into the principal supplement account is required, the necessary funds will be withdrawn from the pre-funding account and deposited in the principal supplement account; and

(4)           an amount equal to the excess of the aggregate Contract Value of the additional receivables over the sum of the amounts described in clauses (2) and (3) will be withdrawn from the pre-funding account and paid to us.]

Servicing Matters

Fees

The servicing fee payable to the servicer will accrue at a rate of 1.00% per annum on the Pool Balance as of the first day of each Collection Period. The servicing fee will be paid solely to the extent that there are funds available to pay it as described under “—Distributions” below.

The servicing fee payable to a successor servicer each Collection Period will be the greater of (a) 1/12 of 1.00% of the Pool Balance as of the first day of the preceding Collection Period, (b) $8.50 per contract in the trust as of the first day of the applicable Collection Period, and (c) $5,000. The successor servicer’s servicing fee will be paid solely to the extent that there are funds available to pay it as described under “—Distributions” below.

Distributions

On each payment date, the servicer will cause payments on the notes and other trust liabilities to be made from the following sources:

•      the aggregate collections on the receivables during the prior Collection Period, including proceeds of liquidated receivables obtained through the sale or other disposition of the related equipment, net of expenses incurred by the servicer in connection with such liquidation and any amounts required by law to be remitted to the related obligor; however, no other monies collected on any liquidated receivable during any Collection Period after the Collection Period in which it became a liquidated receivable will be included in the funds available for distribution;

•      [any amounts withdrawn from the [spread account,] [negative carry account and the principal supplement account] for that payment date;]

•      earnings from investment of funds held in the trust’s bank accounts;

•      [any Net Swap Receipts [and any swap termination payments received pursuant to the interest rate swap agreement];] and

•      the aggregate purchase prices for any receivables repurchased by us or CNH Industrial Capital America LLC or purchased by the servicer.

The aggregate funds available from these sources will be applied in the following order of priority:

[(1)]        to the asset representations reviewer, all amounts due, including indemnities, up to a maximum of $[       ]  per year.

[(2)]        to pay the servicer its accrued and unpaid servicing fee[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company or another affiliate of CNH Industrial Capital America];

[(3)]        to pay to the trust’s administrator, all accrued and unpaid administration fees[, except that available funds from the spread account may not be used for this purpose as long as the administrator is New Holland Credit Company or another affiliate of CNH Industrial Capital America];

[(4)]        [to make Net Swap Payments (including interest on any overdue Net Swap Payments, if any) to the interest rate swap counterparty;]

[(5)]        to pay[, with the same priority and ratably in proportion to the principal balance of the Class A Notes and the amount of any Priority Swap Termination Payments due and payable by the trust to the interest rate swap counterparty:

(a)           to the Class A noteholders, the amount of interest accrued on each class of Class A Notes during the prior interest period, plus any amount of interest on the Class A Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount); [and

(b)           to the interest rate swap counterparty, the amount of any Priority Swap Termination Payments;

provided that if any funds allocated to make payments pursuant to the preceding clause[ 5(a)] or [5(b)] remain after making the payments required by clause [5(a)] or [5(b)], respectively, such funds shall be used to pay any remaining amounts due payable under clause[ (5)] before any such funds are distributed pursuant to clauses [(6)] through [(13];]

[(6)]        to pay principal on the Class A Notes in an amount equal to the excess of (x) the outstanding principal balances of the Class A Notes over (y) the Asset Balance;

[(7)]        to pay the amount of interest accrued on the Class B Notes during the prior interest period, plus any amount of interest on the Class B Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount);

[(8)]        to pay principal on the notes in an amount equal to the Note Monthly Principal Distributable Amount;

[(9)]        to deposit in the spread account, to the extent necessary so that the balance in that account will not be less than the required balance;

[(10)]      [to pay principal on the Class A-1 Notes in an amount equal to the lesser of (a) the amount remaining after giving effect to the preceding clauses [(2)] through [(9)], and (b) the outstanding principal amount of the Class A-1 Notes as of the end of the preceding payment date minus the amount of payments of principal on the Class A-1 Notes to be made pursuant to clause [(6)] and clause [(8)] above on that payment date;]

[(11)]      to the asset representations reviewer all fees, expenses and indemnities due but not paid under item (1)

[(12)]      [to the interest rate swap counterparty, the amount of any swap termination payments to the extent not paid under clause [(5)]; and]

[(13)]      to cover reimbursable expenses of the servicer[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company or another affiliate of CNH Industrial Capital America].

Any remaining funds will be paid to the certificateholders, which will initially be us.

All amounts available for principal payments on the notes as described in clauses [(6)], [(8)] [and (10)] above will be applied to the notes sequentially, as more fully explained in “Description of the Notes—Payments of Principal.”

As used herein, with respect to any payment date:

“Asset Balance” means, for any payment date, the [sum of the] Pool Balance [and any amounts on deposit in the pre-funding account, in each case] as of the beginning of the current Collection Period.  [For purposes of the calculation of any amount on deposit in the pre-funding account, any amount in the pre-funding account that is to be paid as principal on the notes on the payment date falling in that Collection Period in connection with the end of the pre-funding period shall be deemed to have been withdrawn from the pre-funding account as of the end of the prior Collection Period.]

“Note Monthly Principal Distributable Amount” means, for any payment date, the amount necessary to be paid on the notes to reduce the outstanding principal amount of the notes (after giving effect to payments on the Class A Notes to be made pursuant to clause [(6)] above on that payment date) to an amount equal to the Asset Balance for that payment date, less the amount of the excess, if any, of the Asset Balance as of the beginning of the prior Collection Period over the outstanding principal amount of the notes as of, and after giving effect to the distributions on, the previous payment date, except that (a) the Note Monthly Principal Distributable Amount will not exceed the aggregate outstanding principal balance of the notes (after giving effect to payments on the Class A Notes to be made pursuant to clause [(6)] above on that payment date) and (b) on the final maturity date for each class of notes, the Note Monthly Principal Distributable Amount will at least equal the amount necessary to repay the outstanding principal balance of that class of notes and any other class of notes payable prior to that class of notes (after giving effect to payments on the Class A Notes to be made pursuant to clause [(6)] above on that payment date).

[“Priority Swap Termination Payment” means any swap termination payment payable by the issuing entity relating to (a) an early termination of the interest rate swap agreement following an “event of default” or “termination event” arising under such interest rate swap agreement for which the interest rate swap counterparty is not the “defaulting party” or sole “affected party” or (b) an early termination of the interest rate swap agreement as a result of certain “tax events” or “illegality” under such interest rate swap agreement.]

After an event of default and acceleration of the notes (and, if any notes remain outstanding, on and after the final scheduled maturity date for the last of the notes), aggregate funds available will instead be applied in the following order of priority:

[(1)]        [to the asset representations reviewer, all amounts due, including indemnities, according to the transaction documents];

[(2)]        to pay the servicer its accrued and unpaid servicing fee[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company or another affiliate of CNH Industrial Capital America];

[(3)]        to pay to the trust administrator, all accrued and unpaid administration fees[, except that available funds from the spread account may not be used for this purpose as long as the administrator is New Holland Credit Company or another affiliate of CNH Industrial Capital America];

[(4)]        [to make Net Swap Payments (including interest on any overdue Net Swap Payments), if any, to the interest rate swap counterparty;]

[(5)]        to pay[, with the same priority and ratably in proportion to the principal balance of the Class A Notes and the amount of any Priority Swap Termination Payments due and payable by the trust to the interest rate swap counterparty:

(a)           to the Class A noteholders, the amount of interest accrued on each class of Class A Notes during the prior interest period, plus any amount of interest on the Class A Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount); [and

(b)           to the interest rate swap counterparty, the amount of any Priority Swap Termination Payments;

provided that if any funds allocated to make payments pursuant to the preceding clause [5(a)] or [5(b)] remain after making the payments required by clause [5(a)] or [5(b)], respectively, such funds shall be used to pay any remaining amounts due payable under clause [(5)] before any such funds are distributed pursuant to clauses [(6)] through [(10)];]

[(6)]        to pay principal to the Class A-1 noteholders until the outstanding principal amount of the Class A-1 Notes has been paid in full, and then to pay principal to the Class A-2, Class A-3, and Class A-4 noteholders ratably according to the amounts due on the Class A-2, Class A-3, and Class A-4  Notes for principal until paid in full;

[(7)]        to pay the amount of interest accrued on the Class B Notes during the prior interest period, plus any amount of interest on the Class B Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount);

[(8)]        to pay principal to the Class B noteholders until the outstanding principal amount of the Class B Notes has been paid in full; and

[(9)]        [to the interest rate swap counterparty, any swap termination payments not paid under clause [(5)]; and]

[(10)]      to cover reimbursable expenses of the servicer[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company or another affiliate of CNH Industrial Capital America].

Any remaining funds will be paid to the certificateholders, which will initially be us.

If there has been an optional redemption of the notes, then the amounts paid by CNH Industrial Capital America LLC in connection with such redemption would be applied in the preceding order of priority, except that amounts due to the indenture trustee under the indenture would be paid prior to paying the amounts described under clause [(3)] through [(10)].

However, if an event of default has occurred and the indenture trustee has collected any money or property through (a) proceedings to collect amounts due, (b) foreclosing on trust property, (c) exercising remedies as a secured party, or (d) selling related receivables, then such money or property will be applied in the order of priority as set forth in the second preceding paragraph, except that:

•                  amounts due to the indenture trustee under the indenture and amounts due to the trustee with respect to its compensation and expenses would be paid prior to paying the amounts described under clauses [(3)] through [(10)]; and

•                  amounts due to the trustee under the trust agreement, to the extent not paid under the preceding clause, would be paid prior to paying the remaining funds to the certificateholders as described above following amounts applied pursuant to clause [(10)].

You should note that, until the final scheduled maturity date for any class of notes, the amount of principal due to noteholders will generally be limited to amounts available for that purpose. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an event of default until the final scheduled maturity date for that class of notes.

For more information on:

•                  the asset representations reviewer and related asset representations reviewer fees, expenses and indemnities, see “Asset Representations Reviewer” above;

•                  the servicer, servicing fees and reimbursable expenses of the servicer, see “—Fees” above, “—Fees and Expenses Payable Out of Cash Flows” below, and “Servicer”;

•                  the trust administrator and related administration fees, see “Issuing Entity” and “Servicer” above;

•                  [the interest rate swap agreement and the related Net Swap Payments and swap termination payments, see “Interest Rate Swap Agreement” below;] and

•                  the spread account, its required balance and the use of funds on deposit in the spread account, see “—Spread Account” below.

Fees and Expenses Payable Out of Cash Flows(1)

The following table shows the amount or formula for the fees payable to the indenture trustee, the trustee, the asset representations reviewer and the servicer.  The fees of the indenture trustee, the trustee and the asset representations reviewer may be paid monthly, annually or on another schedule as agreed by the administrator and the indenture trustee, the trustee and the asset representations reviewer.  To the extent these fees have not been paid by the depositor or the administrator, they will be paid on each payment date from available funds in the order of priority described in “—Distributions.”  [These fees will not change during the term of this securitization transaction.]

Fee or Expense	Amount of Fee or Expense(2)	Party Receiving Fee or Expense Amount	General Purpose of Fee or Expense	Source of Funds to Pay Fee or Expense(3)	Distribution Priority(4)
Asset Representations Reviewer fees, expenses and indemnities(5)	Includes an annual fee of $[ ], a review fee of $[ ], indemnification amounts and the asset representations reviewer’s expenses incurred in the course of performing the asset representation reviews, in total up to a maximum of $[ ] per year. These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report. (6)	Asset Representations Reviewer	Provide for Asset Representations Reviewer and perform asset representations review as directed.	—	Clauses [(1)] and [(11)]
Servicing fee(8)	Accrues at a rate of 1.00% per annum on the Pool Balance as of the first day of each Collection Period.(9)	Servicer	Provide for a servicer as required	—	Clause [(2)]
Administration fee(10)	$500 per quarter	Administrator	Provide for trust administrator	—	Clause [(3)]
Reimbursable expenses of the servicer	Includes a successor servicer’s expenses incurred in the course of re-perfecting security interests. These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Servicer	To cover expenses of servicer	—	Clause [(13)]

Servicer’s	These expenses will fluctuate	Servicer	To cover	From amounts	Out of collections

liquidation expenses

from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.

			expenses incurred by servicer in the process of converting financed equipment into cash proceeds	received with respect to the liquidated receivable	from the disposition of the equipment prior to deposit into collection account
Trustee fees(11) and expenses	Trustee fee: $[ ] annually and one time acceptance fee of $[ ].[(12)] Trustee expenses: These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Trustee	To cover expenses of trustee	The depositor is obligated to pay these amounts	—
Indenture trustee fees(11) and expenses	Indenture trustee fee: $[ ] annually and one time acceptance fee of $[ ]. Indenture trustee expenses: These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Indenture trustee	To cover expenses of indenture trustee	The trust will, or will cause the servicer to, pay these amounts	—

(1)

The amount, priority and other terms of these fees and expenses may be changed by amendment to the related transaction agreements, as described in “Amendments” and “Description of the Notes—The Indenture.”

(2)

Unless otherwise provided in this chart, payments will be made with respect to these fees and expenses as provided under “—Distributions”; provided however, that the trustee fee and indenture trustee fees and expenses will be paid to the related trustee as that party agrees with the depositor, in the case of the trustee fee, or with the trust or the servicer, in the case of the indenture trustee fee.

(3)

If different from other fees or expenses that are to be paid from the pre-event of default and acceleration of the notes waterfall under “—Distributions” or if such fees or expenses are to be paid from a specified portion of cash flows.

(4)

The distribution priority in this table is for distributions prior to an event of default and acceleration of the notes and prior to an optional redemption and the references are to clauses in the pre-event of default and acceleration of the notes waterfall of payments and deposits on each payment date as set forth under “—Distributions.” For distribution priority after an event of default and acceleration of the notes or after an optional redemption, see the waterfall for distributions and deposits following an event of default and acceleration of the notes or in connection with an optional redemption, as applicable, under “—

Distributions.” For the distribution priority after an event of default and sale of the receivables, also see “—Distributions.”
(5)	An amendment to the representations review agreement would be required to increase the asset representations reviewer’s fees.
(6)

The annual fee will be paid to the asset representations reviewer in consideration of its obligation to perform the asset representations reviewer’s obligations under the asset representation review agreement.  The asset representations reviewer review fee will be paid to the asset representation reviewer upon completion of a review for its performance of the review.  The trust will also pay and reimburse the asset representations reviewer for its reasonable out-of-pocket travel expenses for a review under the asset representations review agreement to the extent not paid by the depositor or the administrator.

(7)

The fees, expenses and indemnities of the asset representations reviewer are paid up to a maximum of $[   ] per year pursuant to clause [(1)], and the remainder of the asset representation reviewer’s fees, expenses and indemnities are paid pursuant to clause [(11)].

(8)	An amendment to the sale and servicing agreement would be required to increase the servicing fee.
(9)	See also “—Fees” for additional information regarding the servicing fee, including a description of the higher servicing fee payable to successor servicers.
(10)	An amendment to the administration agreement would be required to increase the administration fee.
(11)	The trustee fee and indenture trustee fee may be changed without notice to, or approval by, the securityholders.
(12)

The trustee will also be entitled to interest on all fees and expenses that are due and unpaid for more than 60 days after they have been billed to the party responsible for the payment of such amounts at a rate equal to the rate publicly announced by the trustee as its prime rate from time to time.

[Negative Carry Account

The servicer will establish and maintain the negative carry account as a trust bank account in the name of the indenture trustee for the benefit of the noteholders, [the interest rate swap counterparty] and the certificateholders. The negative carry account is designed to provide a source of funds to cover any shortfall in amounts needed to pay interest on the notes during the pre-funding period, which may arise since the weighted average interest rate earned by the trust on the investment of funds in the pre-funding account may be less than the weighted average interest on the notes. On the closing date, we will make an initial deposit of $[  ] into the negative carry account. The amount on deposit on any payment date thereafter will not be greater than the “Maximum Negative Carry Amount” calculated as of such payment date.

The “Maximum Negative Carry Amount” equals, for any payment date, the product of:

(a)                                the weighted average of the interest rate on each class of the notes (assuming One-Month LIBOR is equal to [the stated fixed interest swap rate for the A-4b Notes as set forth in “The Interest Rate Swap Agreement” below]) minus [        ]%; multiplied by

(b)                                the amount on deposit in the pre-funding account as of such payment date; multiplied by

(c)                                 the fraction of a year represented by the number of days until the expected end of the pre-funding period, calculated on the basis of a 360-day year of twelve 30-day months.

On each payment date, the servicer will instruct the indenture trustee to withdraw from the negative carry account and deposit into the collection account and include in the funds available for distribution on that payment date an amount equal to the excess, if any, of

(1)                                the product of (A) the aggregate interest payable on all of the notes, multiplied by (B) the Pre-Funded Percentage, as of the immediately prior payment date, or in the case of the first payment date, the closing date, minus

(2)                                investment earnings on the pre-funding account for the related period.]

[The “Pre-Funded Percentage” for each payment date is the percentage derived from the fraction the numerator of which is the balance on deposit in the pre-funding account as of such payment date and the denominator of which is the sum of the Pool Balance and the balance on deposit in the pre-funding account, each as of such payment date, after taking into account all transfers of additional receivables during the related Collection Period.

If the amount on deposit in the negative carry account on any payment date, after giving effect to the withdrawal referred to above is greater than the Maximum Negative Carry Amount, the excess will be released to us. All amounts remaining on deposit in the negative carry account at the end of the payment date on or immediately following the last day of the pre-funding period will also be released to us.]

Spread Account

The servicer will establish and maintain the spread account as a trust bank account in the name of the indenture trustee for the benefit of the noteholders, the certificateholders [and the interest rate swap counterparty]. On the closing date, we will make an initial deposit into the spread account of $[          ], which is [          ]% of the aggregate Contract Value of the [initial] receivables as of the [initial] cutoff date.  On [each day that we sell additional receivables to the trust, cash or eligible investments having a value approximately equal to [    ]% of the aggregate Contract Value of those additional receivables as of their cutoff date will be withdrawn from the pre-funding account from amounts otherwise distributable to us in connection with the sale of additional receivables and deposited in the spread account. Finally, on] each payment date, the servicer will transfer additional amounts into the spread account to the extent that the balance in that account would otherwise be less than the Specified Spread Account Balance, and funds are available for that purpose after other higher priority distributions.

“Specified Spread Account Balance” means:

•                  on the closing date, [          ]% of the Pool Balance as of the [initial] cutoff date and

•                  on any payment date thereafter, the lesser of (a) [                 ]% of the [sum of (i) the] Pool Balance as of the [initial] cutoff date [plus (ii) the aggregate Contract Value of all additional receivables sold to the trust as of their respective additional cutoff dates] and (b) the outstanding principal amount of the notes; provided, however, that (A) if the Specified Spread Account Reduction Trigger is met on the payment date in [          ] or any payment date thereafter, the percentage in clause (a) will be reduced to [          ]% on such payment date and will remain at such percentage for each payment date thereafter unless further reduced on the payment dates as provided in the following clauses (B), (C) or (D); (B) if the Specified Spread Account Reduction Trigger is met on the payment date in [          ] or any payment date thereafter, the percentage in clause (a) will be reduced to [          ]% on such payment date (regardless of whether the Specified Spread Account Reduction Trigger was met on the payment date in [          ] or any payment date thereafter) and will remain at such percentage for each payment date thereafter unless further reduced on the payment date as provided in the following clauses (C) or (D); (C) if the Specified Spread Account Reduction Trigger is met on the payment date in [          ] or any payment date thereafter, the percentage in clause (a) will be reduced to [          ]% on such payment date (regardless of whether the Specified Spread Account Reduction Trigger was met on the payment dates in [                ] or any payment date thereafter or [                 ] or any payment date thereafter) and will remain at such percentage for each payment date thereafter unless further reduced on the payment date as provided in the following clause (D); and (D) if the Specified Spread Account Reduction Trigger is met on the payment date in [          ] or any payment date thereafter, the percentage in clause (a) will be reduced to [        ]% on such payment date (regardless of whether the Specified Spread Account Reduction Trigger was met on the payment dates in [        ] or any payment date thereafter, [                  ] or any payment date thereafter or [          ] or any payment date thereafter) and will remain at such percentage for each payment date thereafter. The “Specified Spread Account Balance” definition may be amended without noteholder consent in a manner that results in an increase in the amounts required to be on deposit in the spread account pursuant to such definition. In addition, the Specified Spread Account Balance may also be reduced or modified without the consent of the noteholders if the Rating Agency Condition is satisfied.

If the amount on deposit in the spread account on any payment date (after giving effect to all deposits or withdrawals therefrom on that payment date) is greater than the Specified Spread Account Balance for that payment date, the excess will be distributed to the certificateholders. However, if, after giving effect to all payments made on the notes on that payment date, the [sum of the] Pool Balance [plus the balance on deposit in the pre-funding account] as of the first day of the Collection Period in which that payment date occurs is less than the aggregate outstanding principal balance of the notes [and certificates], that excess amount will not be distributed to the certificateholders and will be retained in the spread account.

After the certificateholders receive any amounts duly released from the spread account, the noteholders will not have any claims to those amounts.

On each payment date, funds will be withdrawn from the spread account and deposited in the note distribution account to the extent necessary (and to the extent available) to cover any shortfall on that payment date in the funds otherwise available to pay interest due on each class of notes on that payment date, including overdue interest (and, to the extent permitted by law, any interest on that unpaid amount), [Net Swap Payments, Priority Swap Termination Payments] and to cover any shortfall on that payment date in the funds to be allocated to pay principal payments on that payment date pursuant to clauses [(6)] or [(8)] under the second paragraph of “—Distributions” or pursuant to clauses [(6)] or [(8)] under the fifth paragraph of “—Distributions.”  For a more detailed description of the amount of interest and principal payable on the notes, see “Description of the Notes—Payments of Interest” and “Description of the Notes—Payments of Principal” above.  [For a more detailed description of Net Swap Payments and Priority Swap Termination Payments, see “The Interest Rate Swap Agreement” below and “—Distributions” above, respectively.]

Funds withdrawn from the spread account and deposited in the note distribution account for distribution as described in the preceding paragraph will be applied in the same order of priority applicable to distributions from the collection account.

The “Specified Spread Account Reduction Trigger” for the payment dates in [          ], [          ], [          ] or [          ] or any payment date thereafter will be met if the Average Delinquency Ratio Test and the Cumulative Net Loss Ratio Test for such payment dates are met on such payment date or any payment date thereafter.

The “Average Delinquency Ratio Test” for the payment date occurring in, or following, a month specified below will be met if the Average Delinquency Ratio for such payment date is less than the percentage specified opposite such payment date:

Payment Date	Percentage
[ ]	%
[ ]	%
[ ]	%
[ ]	%

The “Average Delinquency Ratio” on any payment date will be the average of the Delinquency Ratios for the preceding three calendar months. The “Delinquency Ratio” for any calendar month means the ratio, expressed as a percentage, of (a) the sum, for all of the receivables, of all scheduled payments that are 60 days or more past due (other than Purchased Receivables and liquidated receivables) as of the end of such month, determined in accordance with the servicer’s then-current practices, to (b) the Pool Balance as of the last day of such month.

The “Cumulative Net Loss Ratio Test” for the payment date occurring in, or following, a month specified below will be met if the Cumulative Net Loss Ratio for such payment date is less than the percentage specified opposite such payment date:

Payment Date	Percentage
[ ]	%
[ ]	%
[ ]	%
[ ]	%

The “Cumulative Net Loss Ratio” on any payment date will be the ratio, expressed as a percentage, of (a) the aggregate Realized Losses on the receivables since their cutoff date through the last day of the related

Collection Period, to (b) the [sum of (i) the] Pool Balance as of the [initial] cutoff date [and (ii) the sum of the Contract Values of all receivables purchased with amounts on deposit in the pre-funding account, each as of the related cutoff date for the related receivable].

The “Realized Losses” for any Collection Period will be the sum of (a) for each receivable that became a liquidated receivable during such Collection Period, the difference between (i) the principal balance plus accrued and unpaid interest on such receivable less the Write Down Amount for such receivable (if such receivable was a 180-Day Receivable or Repossessed Receivable at the time of liquidation), if any, and (ii) the liquidation proceeds received with respect to such receivable during such Collection Period, (b) with respect to any receivable that became a 180-Day Receivable or a Repossessed Receivable during such Collection Period, the Write Down Amount, if any, for that receivable and (c) with respect to each other 180-Day Receivable or Repossessed Receivable, the amount of the adjustment, if any, to the Write Down Amount for such receivable for the related Collection Period.

The “Write Down Amount” for any Collection Period for any 180-Day Receivable or Repossessed Receivable will be the excess of (a) the principal balance plus accrued and unpaid interest of such receivable as of the last day of the Collection Period during which the receivable became a 180-Day Receivable or Repossessed Receivable, as applicable, over (b) the estimated realizable value of the receivable, as determined by the servicer in accordance with its then-current servicing procedures for the related Collection Period, which amount may be adjusted to zero by the servicer in accordance with its normal servicing procedures if the receivable has ceased to be a 180-Day Receivable as provided in the definition of “180-Day Receivable.”

“Purchased Receivable” means a receivable purchased by the depositor, the servicer or CNH Industrial Capital America LLC from the trust as required or permitted by the sale and servicing agreement.

“180-Day Receivable” with respect to any Collection Period will be any receivable as to which a scheduled payment is 180 days or more past due by the last day of such Collection Period and which has not become a liquidated receivable or a Repossessed Receivable; provided that a receivable shall cease to be a 180-Day Receivable if the servicer subsequently receives payment in full of each scheduled payment that was previously 180 days or more past due.

“Repossessed Receivable” with respect to any Collection Period will be any receivable as to which the financed equipment securing the defaulted receivable has been repossessed by the last day of such Collection Period and which has not become a liquidated receivable.

[Principal Supplement Account

The servicer will establish and maintain in the name of the indenture trustee a principal supplement account for the benefit of the noteholders, [the interest rate swap counterparty] and the certificateholders. However, no deposit is required to be made into the principal supplement account on or before the closing date. After the closing date, deposits will only be required to be made into the principal supplement account on additional cutoff dates and then only if the Required Principal Supplement Account Balance determined for the subject additional cutoff date is greater than zero. On each additional cutoff date, cash or eligible investments having a value equal to any positive Required Principal Supplement Account Balance for that additional cutoff date (minus any amount then on deposit in the principal supplement account) will be withdrawn from the pre-funding account and deposited in the principal supplement account.

On each payment date, funds will be withdrawn from the principal supplement account (to the extent available) and deposited in the note distribution account to the extent necessary to cover any shortfall on that payment date (after giving effect to any withdrawals to be made on that payment date from the spread account) of the amount of interest accrued on each class of notes during the prior interest period, plus any amount of interest on the notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount), [Net Swap Payments, Priority Swap Termination Payments] and principal payments, in each case on that payment date. Funds withdrawn from the principal supplement account and deposited in the note distribution account for distribution as described in this paragraph will be applied in the same order of priority applicable to distributions from the collection account.

Funds on deposit in the principal supplement account may be withdrawn and paid to us on any day if the Rating Agency Condition is satisfied.

“Required Principal Supplement Account Balance” means, for any additional cutoff date, the excess, if any, of (a) an amount equal to the difference (if positive) of (x) the Contract Value of the receivables, and (y) the aggregate of the contractual payoff amount for each receivable, in each case as of the end of the prior Collection Period (or the applicable additional cutoff date for additional receivables being transferred on that additional cutoff date), over (b) the amount determined by the servicer to represent excess cash flows from the receivables that can reasonably be expected to be available to cover the amount described in clause (a) above, provided that the use of such amount determined by the servicer in calculating the Required Principal Supplement Account Balance for the applicable additional cutoff date will be subject to satisfaction of the Rating Agency Condition.]

Periodic Evidence as to Compliance

The only periodic evidence of the absences of a default or of compliance with the terms of the transaction documents that is required are:

•                  the annual officer’s certificate of the servicer and the annual servicer’s assessment of its compliance with certain servicing criteria (which will be accompanied by an accountant’s attestation to such assessment), each as described under “Servicer—Evidence as to Compliance;” and

•                  the annual officer’s certificate of the trust, as described under “Description of the Notes—The Indenture—Annual Compliance Statement.”

Administrative Information About the Notes

Book-Entry Registration

The Clearing Organizations.  Notes will initially be held in book-entry form, directly or indirectly, through one of three major securities clearing organizations:

•                  in the United States, The Depository Trust Company (commonly known as “DTC”); or

•                  in Europe, either Clearstream Banking, société anonyme, Luxembourg or Euroclear (also known as the “Euroclear System”).

Each of these entities holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in the participants’ accounts. This eliminates the need for physical movement of certificates representing the securities.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to Section 17A of the Exchange Act.  DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.  DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).  DTCC is the holding company for DTC National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies.  DTCC is owned by the users of its regulated subsidiaries.  Access to the DTC system is also available to others, such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.  The rules applicable to DTC and its participants are on file with the SEC.

Clearstream Banking, Luxembourg.   Clearstream Banking, société anonyme, Luxembourg, formerly Cedelbank (“Clearstream, Luxembourg”), is incorporated under the laws of Luxembourg.  Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream,

Luxembourg customers.  Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.  Clearstream, Luxembourg is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks.  Since February 12, 2001, Clearstream, Luxembourg has also been supervised by the Central Bank of Luxembourg according to the Settlement Finality Directive Implementation of January 12, 2001, following the official notification to the regulators of the Clearstream, Luxembourg role as a payment system provider operating a securities settlement system.  Clearstream, Luxembourg’s customers are worldwide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.  Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream, Luxembourg.  Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V. in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear Bank S.A./N.V.

Euroclear.   Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment.  Euroclear includes various other services, including securities lending and borrowing.  Euroclear interfaces with domestic markets in many countries.  Euroclear is operated by Euroclear Bank S.A./N.V. acting as the Euroclear operator.  The Euroclear System is owned by Euroclear PLC, a company organized under the laws of England and Wales.  Euroclear Bank S.A./N.V. conducts all operations.  All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with Euroclear Bank S.A./N.V.  Euroclear Bank S.A./N.V. establishes policy for Euroclear on behalf of Euroclear participants.  Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries.  Indirect access to Euroclear is also available to other firms that maintain a custodial relationship with a Euroclear participant.

Euroclear Bank S.A./N.V. has advised that it is a regulated and licensed financial institution.  It is regulated by the Belgian Banking and Finance Commission and the National Bank of Belgium.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law.  These Terms and Conditions and laws govern transfers of securities and cash within Euroclear, withdrawal of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear.  All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.  The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Book-Entry Clearance Mechanics.  While the notes are held in book-entry form, a nominee for DTC will hold global certificates representing the notes.  Euroclear will hold an omnibus account with its depositary, which in turn will hold an omnibus account in DTC.  Clearstream, Luxembourg or its depositary will hold an omnibus account in DTC.

Transfers between DTC’s participants will occur in accordance with DTC rules.  Transfers between Clearstream, Luxembourg’s participants and Euroclear’s participants will occur in the ordinary way in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg participants or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary.  However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).  The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.  Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to their respective depositaries.

The timing of credits of securities or cash as a result of a transaction with a DTC participant in Euroclear or Clearstream, Luxembourg depends on when the settlement in DTC takes place.  Credits of securities in Euroclear as a result of a transaction with a DTC participant, which were credited during the morning of that day (New York time), such credits will be reflected during the same settlement day in the Euroclear System.  Euroclear participants receive several reportings each day of credits and other transactions in securities settled during any processing.

Clearstream, Luxembourg is an International Central Securities Depository (ICSD) providing, as its core services, the clearance and settlement of transactions in global and international securities and domestic securities traded across borders.  These services are carried out by means of a computer-based book-entry system operated from Luxembourg on behalf of Clearstream, Luxembourg by Clearstream Services.

Purchases of notes under the DTC system must be made by or through DTC participants, which will receive a credit for the securities on DTC’s records.  The ownership interest of each actual noteholder is in turn to be recorded on the DTC participants’ and indirect participants’ records.

Noteholders will not receive written confirmation from DTC of their purchase, but noteholders are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the DTC participant or indirect participant through which the noteholder entered into the transaction.  Transfers of ownership interests in the notes are to be accomplished by entries made on the books of DTC participants and indirect participants acting on behalf of noteholders.  Noteholders will not receive certificates representing their ownership interest in notes, unless the book-entry system for the notes is discontinued.  Because of this, unless and until definitive notes are issued, noteholders will not be recognized by the indenture trustee or trustee as “noteholders” or “securityholders.”  Hence, unless and until definitive notes are issued, noteholders will only be able to exercise their rights as noteholders indirectly through DTC and its participating organizations.

To facilitate subsequent transfers, all securities deposited by DTC participants with DTC are registered in the name of DTC’s nominee.  The deposit of securities with DTC and their registration in the name of its nominee effects no change in beneficial ownership.  DTC has no knowledge of the actual securityholders of the securities.  Its records reflect only the identity of the DTC participants to whose accounts such securities are credited, which may or may not be the securityholders.  The DTC participants and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

Notices and other communications conveyed by DTC to DTC participants, by DTC participants to indirect participants, and by DTC participants and indirect participants to securityholders are governed by arrangements among them and any statutory or regulatory requirements that are in effect from time to time.

Neither DTC nor its nominee will consent or vote with respect to notes.  Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date, which assigns DTC’s nominee’s consenting or voting rights to those DTC participants to whose accounts the notes are credited on the record date (identified in a listing attached thereto).

Principal and interest payments on notes cleared through DTC will be made to DTC’s nominee.  DTC’s practice is to credit participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payment date.  Payments by DTC participants to noteholders will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the DTC participant and not of DTC, the trustee, the issuing entity, or us, subject to any statutory or regulatory requirements that are in effect from time to time.  Payment of principal and interest to DTC’s nominee is the responsibility of the indenture trustee, disbursement of those payments to DTC participants is the responsibility of DTC, and disbursement of the payments to noteholders is the responsibility of DTC participants and indirect participants.

Principal and interest payments on notes held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg participants or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary.  Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations, as described below in “Material U.S. Federal Income Tax Consequences.” Clearstream, Luxembourg or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a noteholder under a related agreement on behalf of a Clearstream, Luxembourg participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect such actions on its behalf through DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Noteholders should review the procedures of DTC, Clearstream, Luxembourg and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of notes.

Definitive Notes

Notes that are initially cleared through DTC may be issued in definitive, fully registered, certificated form to investors or their respective nominees, rather than to DTC or its nominee, if requested by the DTC participants to whom the notes are credited and in accordance with DTC’s rules and procedures.

Upon surrender by DTC of the definitive certificates representing the corresponding notes and receipt of instructions for re-registration, the trustee will reissue the notes to the noteholders as definitive notes.

Principal and interest payments on all definitive notes will be made by the issuing entity in accordance with the procedures set forth in the indenture, directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date for the notes.  Those payments will be made by check mailed to the address of each holder as it appears on the register maintained by the indenture trustee.  The final payment on any definitive note, however, will be made only upon presentation and surrender of the definitive note at the office or agency specified in the notice of final distribution to the noteholders.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a registrar named in a notice delivered to holders of definitive notes.  No service charge will be imposed for any registration of transfer or exchange, but the issuing entity may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with a transfer or exchange.

Noteholder Communications

A noteholder may communicate with the indenture trustee and provide notices and make requests and demands and give directions to the indenture trustee as permitted by the transaction documents through the procedures of DTC and by notice to the indenture trustee.

Three or more holders of the notes or one or more holders of notes evidencing at least 25% of the aggregate outstanding principal balance of the notes may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or the notes.  The indenture trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders.

A noteholder may also send a request to the trust or to the servicer, on behalf of the trust, stating that the noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents.  The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder.  The trust will promptly deliver any such request to the servicer.  On receipt of a communication request, the servicer will include in the Form 10-D related to the reporting period in which the request is received the following information:

•                  a statement that the trust received a communication request,

•                  the date the request was received,

•                  the name of the requesting noteholder,

•                  a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

•                  a description of the method by which the other noteholders may contact the requesting noteholder.

Any expenses of the trust or the servicer relating to a noteholder communication, including any review of documents evidencing ownership of a note and the inclusion of the noteholder communication information in the Form 10-D, will be paid by the servicer.

In order to make a request or demand or to provide notice to the trust, the trustee, the indenture trustee, the depositor, the sponsor or the servicer under the transaction documents, a noteholder must either be a noteholder of record or must provide a written certification stating that it is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note.

Reports to Noteholders

On or prior to each payment date for the notes, the servicer will prepare and provide to the trust’s indenture trustee a statement to be delivered, or otherwise made available in the manner specified under “The Trustee and the Indenture Trustee—The Indenture Trustee” to the noteholders.  Each of these statements will include, to the extent applicable to the notes or class of notes, the following information with respect to the payment date or the period since the previous payment date:

(1)                                 the amount of any principal payment on each class of securities;

(2)                                 the amount of any interest payment on each class of securities;

(3)                                 the aggregate balance of receivables in the trust at the end of the prior Collection Period;

(4)                                 the aggregate outstanding principal balance and the note pool factor for each class of notes[, and the aggregate outstanding balance and the certificate pool factor for each class of certificates, each] after giving effect to all payments reported under clause (1) above;

(5)                                 the amount of fees and expenses payable to the asset representations reviewer for the prior Collection Period;

(6)                                 the amount of the servicing fee paid to the servicer for the prior Collection Period;

(7)                                 [the interest rate for the next period for the floating rate [   ] notes;]

(8)                                 the amount of the administration fee paid to the administrator for the prior Collection Period;

(9)                                 the amount of the net losses on receivables, if any, during the prior Collection Period;

(10)                          the aggregate purchase price paid for receivables, if any, that were purchased or repurchased by us, CNH Industrial Capital America or the servicer during the prior Collection Period;

(11)                          [the balance on deposit in the spread account][and][or][the amount available under any other credit enhancement on the payment date], after giving effect to any changes on that date;

(12)                          [for each payment date during the pre-funding period, the remaining balance in the pre-funding account;]

(13)                          [for the first payment date that is on or immediately following the end of the pre-funding period, the amount of any remaining balance in the pre-funding account that has not been used to fund the purchase of receivables and is being paid as principal on the notes;]

(14)                       [the balance on deposit in the principal supplement account on the payment date, after giving effect to any changes on that date;]

(15)                          [the balance on deposit in the negative carry account on the payment date, after giving effect to any changes on that date;]

(16)                          [the amount of Net Swap Payments or Net Swap Receipts for that payment date;] and

(17)                          [the amount of swap termination payments paid by the trust on that payment date.]

The note pool factor for each class of notes will be a seven-digit decimal indicating the remaining outstanding principal balance of such class of notes, as of each payment date (after giving effect to payments to be made on such payment date), as a percentage of the initial outstanding principal balance of such class of notes.  [Similarly, the certificate pool factor for each class of certificates will be a seven-digit decimal indicating the remaining balance of such class of certificates, as of each payment date (after giving effect to distributions to be made on such payment date), as a fraction of the initial outstanding balance of such class of certificates. ] Each note pool factor [and each certificate pool factor] will initially be 1.0000000 and will decline over time to reflect reductions in the outstanding balance of the applicable class of notes [or certificates].

A noteholder’s portion of the aggregate outstanding principal balance of the related class of notes is the product of (i) the original denomination of the noteholder’s note and (ii) the then applicable note pool factor.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the trust, the indenture trustee will mail to each person who at any time during such calendar year has been a noteholder with respect to the trust and received any payment thereon, a statement containing certain information for the purposes of such noteholder’s preparation of U.S. Federal income tax returns.

[To be added for offerings on or after December 24, 2016:]

[The first report to noteholders will also include [the percentage of each class of notes retained by the depositor on the closing date, if that percentage is materially different than   %] [the fair value of the certificates as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount as of the closing date, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value], as described in “Credit Risk Retention.”]

The servicer, on behalf of the trust, will file a Form 10-D for the trust with the SEC within 15 days after each payment date which will include the report to noteholders for that payment date and the following information, if applicable:

•                  a description of the events that triggered a review of the review receivables by the asset representations reviewer during the prior month,

•                  if the asset representations reviewer delivered its review report during the prior month, a summary of the report,

•                  if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and experience of the new asset representations reviewer, the date the change occurred, the circumstances surrounding the change, and

•                  a statement that the trust received a request from a noteholder during the prior month to communicate with other noteholders, together with the date the request was received, the name of the requesting noteholder, a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and a description of the method by which the other noteholders may contact the requesting noteholder.

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of certain receivables to test for compliance with the representations made by the originator and the depositor about the receivables.  The first trigger is a 61+ day delinquency trigger that will occur if at the end of a Collection Period 61+ days delinquent receivables as a percentage of the pool balance meets or exceeds the trigger percentage set by the originator as described below.  If the 61+ day delinquency trigger occurs, it will be reported on the servicer report to noteholders for that Collection Period and reported in the Form 10-D for that Collection Period.  The second trigger is a voting trigger that will be met if, following the occurrence of the delinquency trigger, the noteholders of at least 5% of the principal amount of outstanding notes demand a vote and, subject to a 5% voting quorum, the noteholders of a majority of the principal amount of the outstanding notes that are voted vote for a review.  The review fees will be $[    ] for each receivable tested in the review.

Delinquency Trigger.  The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due.  Payments of $50 or more are generally considered consequential.  The 61+ day delinquency trigger will be [   ]% for the first 12 Collection Periods following the cutoff date and [   ]% for the remaining Collection Periods that the notes are outstanding.  CNH Industrial Capital America developed the 61+ day delinquency trigger by considering the historical 61+ day delinquency rates observed in its prior U.S. retail securitizations since 2006.  The delinquency rates equal the sum of the outstanding balance (Statistical Contract Value) for all receivables (excluding liquidated or purchased receivables, but including receivables in repossession status, which are stated at a value net of any estimated or actual recoveries) that have a payment of at least $50 past due for more than 60 days, as a percentage of the outstanding Aggregate Statistical Contract Value of all receivables (excluding liquidated or purchased receivables, but including receivables in repossession status, which are stated at a value net of any estimated or actual recoveries) as of the end of each collection period.

CNH Industrial Capital America derived the highest delinquency rates from these prior securitization transactions and used them as a base for the 61+ day delinquency trigger rate, which it believes (given the variability of the cash flows due to such factors as non-monthly payment types, seasonality, industry trends, severe weather and natural disasters, and relatively large receivable balances) represents a reasonable approach.  CNH Industrial Capital America then applied multiples to the highest delinquency rates observed during the first 12 Collection Periods and the remaining Collection Periods, as shown in the table below.  CNH Industrial Capital America believes the 61+ day delinquency trigger is an appropriate threshold at the point when noteholders may benefit from an asset representations review.  The 61+ day delinquency trigger starts at a lower level for the first year and increases to a higher level for the remaining years of the securitization transaction to reflect the historical experience and monthly variability of the delinquencies in CNH Industrial Capital America’s prior securitization transactions.  This provides a more conservative trigger level early in this securitization transaction’s life, when rising delinquencies may cause concern about whether the representations made about the receivables are true and when noteholders may benefit most from an asset representations review.

Period (from Cutoff Date)	Multiple Applied To Highest Delinquency Rate during Period	61+ day Delinquency Trigger
1-12	[ ]	[ ]%
13-48+	[ ]	[ ]%

CNH Industrial Capital America believes that the delinquency trigger is appropriate based on:

•                  its experience with delinquency rates of its prior securitized pools and managed portfolio of retail receivables,

•                  its understanding of the monthly variability of cash flows and delinquency rates of similar receivables;

•                  its knowledge of the uniqueness of the industries in which it operates, including the effects on its obligors due to seasonality, severe weather and natural disasters, insurance programs (such as crop insurance) and income fluctuations, and

•                  the number of large dollar size receivables within a securitized pool, which may result in occasional spikes in delinquency percentage rates, especially during the later years given the amortizing nature of the securitized pool.

The following graph shows the percentages of receivables more than 60 days delinquent in CNH Industrial Capital America’s prior securitized pools since 2006, compared to the delinquency triggers established for this securitization transaction.

Voting Trigger.  If the delinquency trigger occurs on the last day of a Collection Period, a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to perform a review.  If noteholders of at least 5% of the principal amount of the outstanding notes (excluding notes held by the sponsor, the servicer and their affiliates) demand a vote within 90 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, the indenture trustee will submit the matter to a vote of all noteholders through DTC.  The vote will remain open until the 150th day after the filing of that Form 10-D.  Assuming a voting quorum of noteholders holding at least 5% of the principal amount of the outstanding notes is reached, if the noteholders of a majority of the principal amount of the outstanding  notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start the review.  If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the delinquency trigger.

Asset Representations Review Process

The review will be performed on each receivable that is 60 days or more delinquent as of the end of the month prior to the receipt of the review notice, or the “review receivables.”  Within 60 days of the receipt of a review notice, the servicer will give the asset representations reviewer access to the receivable files and other information necessary for the review of all of the review receivables.  Upon receiving access to the review materials, the asset representations reviewer will start its review of the review receivables and complete its review within 60 days after receiving access to all review materials.  The review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60-day period or requires clarification of any review materials or testing procedures.  The review will consist of performing specific tests for each representation with respect to each review receivable and determining whether each test was passed or failed.  If the servicer notifies the asset representations reviewer that a review receivable was paid in full or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that review receivable and the review of that review receivable will be considered complete.

The tests were designed by CNH Industrial Capital America to determine whether a review receivable was not in compliance with the representations made about it in the transaction documents as of the relevant time, which is usually at origination of the receivable or as of the cutoff date or closing date.  There may be multiple tests for each representation.  The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination.  The review is not designed to determine whether the receivable was serviced in compliance with the sale and servicing agreement after the cutoff date.  The review is not designed to establish cause, materiality or recourse for any failed test.  The review is not designed to determine whether CNH Industrial Capital America’s origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Review Report

Within five days after completion of the review, the asset representations reviewer will provide a report to the trust, the servicer and the indenture trustee on the test results for each review receivable and each representation, including any review receivable for which the tests were considered complete and the related reason.  The asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.  The servicer will evaluate the asset representations reviewer’s report to determine whether there were breaches of representations and warranties that would require a repurchase, and whether a repurchase should be made.

On receipt of the report, the review fee will be paid to the asset representations reviewer according to the priority of payments as described under “Servicing Matters—Distributions.”  A summary of the report of the asset representations review will be included in the Form 10-D for the trust filed for the reporting period during which the report was received.

For more information about the asset representations reviewer, you should read “Asset Representations Reviewer.”

Dispute Resolution

If a request is made for the repurchase of a receivable due to a breach of a representation made about the receivable, and the repurchase is not resolved within 180 days after receipt by CNH Industrial Capital America or the depositor of notice of the repurchase request, the requesting party, including a noteholder, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration.  The requesting party must start the mediation or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period.  CNH Industrial Capital America and the depositor must agree to participate in the selected resolution method.  Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the delinquency trigger occurred.  However, if the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.

A mediation or arbitration will be administered by [The American Arbitration Association] using its mediation or arbitration rules in effect at the time of the proceeding.  If [The American Arbitration Association] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by CNH Industrial Capital America, using its relevant rules then in effect.  However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control.  Any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or at another location selected by the depositor or the sponsor.  Any party or witness may appear by teleconference or video conference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect.  The mediator or arbitrator must be impartial, an attorney admitted to practice in the state of New York and have at least [15] years of experience in commercial litigation and, if possible, equipment finance or asset-backed securitization matters.

For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation.  The expenses of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation.  If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration or court adjudication.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party.  Discovery will be completed within [30] days of selection of the arbitrator and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions.  However, the arbitrator may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary.  Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief.  The evidentiary hearing on the merits will start no later than [60] days after the selection of the arbitrator and will proceed for no more than [six] consecutive business days with equal time allocated to each party for the presentation of direct evidence and cross examination.  The arbitrator may allow additional time on a showing of good cause or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its selection.  The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents.  The arbitrator will not have the power to award punitive or consequential damages.  In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties in its reasonable discretion.  The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter.  By selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

Neither the depositor nor the sponsor will be required to produce personally identifiable customer information for purposes of any mediation or arbitration.  Each party will agree to keep the details of the repurchase request and the dispute resolution confidential, other than disclosure required by law.

[Credit Risk Retention

[To be added for offerings on or after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Securities Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the receivables.  The depositor is a wholly-owned affiliate of CNH Industrial Capital America and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor’s requirements under Regulation RR.]

[Combination Vertical and Horizontal Interest Option:] [The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR.  The depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” will equal at least five.]  [Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.]

[Eligible Vertical Interest Option:] [The depositor’s retention of [  ]% of each class of notes and the certificates satisfies the requirements for an “eligible vertical interest” under Regulation RR.  The depositor, or another majority-owned affiliate of CNH Industrial Capital America, is required to retain this interest until the later of two years from the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the principal amount of the notes is 33% or less of the original principal amount.  CNH Industrial Capital America, the depositor or any of their affiliates may not hedge the retained interest during this period.  If the percentage of each class of notes and the certificates retained by the depositor on the closing date is materially different than [  ]%, CNH Industrial Capital America will include the retained percentage in the first report to noteholders.

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [  ]% of each class of notes and will be entitled to receive [  ]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [  ]% of those losses.  Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in “Issuing Entity.”  For a description of the notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes, see “Description of the Notes” and “Cash Flow and Credit Enhancement.”]

[Eligible Horizontal Residual Interest Option:] [The depositor’s retention of the certificates [and the Class B notes] satisfies the requirements for an “eligible horizontal residual interest” under Regulation RR.  The fair value of the certificates [and the Class B notes] is expected to represent at least [5]% of the sum of the fair value of the notes and the certificates on the closing date.  The depositor, or another majority-owned affiliate of CNH Industrial Capital America, is required to retain the certificates [and the Class B notes] until the later of two years from the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the principal amount of the notes is 33% or less of the original principal amount.  CNH Industrial Capital America, the depositor or any of their affiliates may not hedge the retained interest during this period.  [The depositor intends to retain the certificates for the life of this securitization transaction.]

In general, the certificates represent the rights to [the overcollateralization,] amounts in the spread account and excess spread not needed to make payments on the notes or cover losses on the receivables.  Because the certificates are subordinated to each class of notes and are only entitled to amounts not needed on a payment date to make payments on the notes or to make other required payments or deposits according to the priority of payments described in “Servicing Matters—Distributions” the certificates absorb all losses on the receivables by reduction of, first, the excess spread, second, [the overcollateralization and, third, ]the amounts in the spread account, before any losses are incurred by the notes.  For a description of the credit enhancement available for the notes, including the excess spread [and overcollateralization], see “Cash Flow and Credit Enhancement.”

The fair value of the notes and the certificates is summarized below [ranges may be disclosed when required]:

	Fair Value (in millions)	Fair Value (as a percentage)
Class A notes	$	%
Class B notes
Certificates
Total	$	%

The sponsor determined the fair value of the notes and the certificates using a fair value measurement framework under U.S. generally accepted accounting principles.  In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value is reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

•                  Level 1 — inputs include quoted prices for identical instruments and are the most observable;

•                  Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves; and

•                  Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of the spread account is considered Level 1 in the hierarchy as it consists of a cash balance.

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments.  The fair value of the Certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The fair value of the notes is assumed to be equal to the initial principal amount, or par.  This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate [range] assumptions below.

Interest accrues on the notes at the following rates [ranges may be disclosed when required]:

Class	Interest Rate
Class A-1	[ ]%
Class A-2	[ ]%
Class A-3	[ ]%

Class A-4[a]	[ ]%
[Class A-4b	One-Month LIBOR [+][-] [ ]%]
Class B	[ ]%

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

To calculate the fair value of the certificates, the sponsor used an internal valuation model.  This model projects future cash flows from the pool of receivables, the interest and principal payments on each class of notes, transaction fees and expenses and the servicing fee.  The resulting cash flows to the certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows.  In completing these calculations, the sponsor made the following assumptions:

•                  the discount rate is [  ]%.

•                  interest accrues on the notes at the [mid-point of the] rates described above.  [In determining the interest payments on the floating rate Class A-4b notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of       , 20  ].

•                cash flows from the receivables are calculated using the scheduled payments adjusted for assumptions regarding prepayments and net losses as described below. These assumptions are different than the analysis described in “Weighted Average Life of the Notes,” where cash flows are adjusted for prepayments only and utilize a linear fixed cumulative prepayment speed.

•                  assumed prepayment speeds and cumulative net losses on the receivables as a percentage of the pool balance occur each month on a non-linear basis at the rates shown in the table below.

•                  any cash flows beyond 48 months utilize the percentages stated for Month 48 below.

The following table shows the assumptions for the cumulative net losses and monthly prepayment speeds as a percentage of the pool balance.

Month	Cumulative Net Loss %	Prepayment Speed %	Month	Cumulative Net Loss %	Prepayment Speed %
1%		%	25%		%
2%		%	26%		%
3%		%	27%		%
4%		%	28%		%
5%		%	29%		%
6%		%	30%		%
7%		%	31%		%
8%		%	32%		%
9%		%	33%		%
10%		%	34%		%
11%		%	35%		%
12%		%	36%		%
13%		%	37%		%
14%		%	38%		%
15%		%	39%		%
16%		%	40%		%
17%		%	41%		%
18%		%	42%		%
19%		%	43%		%
20%		%	44%		%
21%		%	45%		%
22%		%	46%		%
23%		%	47%		%
24%		%	48+	%	%

The sponsor developed these inputs and assumptions by considering the following factors:

•                  The discount rate is estimated to reflect the credit exposure to the certificates’ cash flows.  Due to the lack of an actively traded market in certificates, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.

•                  The cumulative net loss percentages and corresponding monthly baseline curve were developed utilizing regression and proportional hazards modeling approaches based on the sponsor’s historical performance data from [2007] forward for both securitized and unsecuritized receivables with various characteristics, such as industry, payment frequency, term and seasoning.  The base information (data set) for the model was provided by the sponsor and is confidential, generally not observable, and not publicly available due to privacy and competitive concerns. Frequency of defaults and recovery rates estimates are included in the cumulative net loss assumption rates.  At the time a receivable defaults, a recovery is estimated and then further adjusted, if needed, upon realization of proceeds (as described in the last paragraph under “Historical Credit Loss/Repossession Experience”).  Recovery estimates are based on factors such as current and projected market conditions, industry segment, and industry guidebooks. The model was tested against actual net loss rates of receivables within prior ABS transactions that had at least 24 months of seasoning.  Because the shape of the baseline curve is non-linear, the sponsor has provided monthly cumulative net loss percentage assumptions.

•                The sponsor has provided monthly prepayment speed assumptions because of the variation in monthly speeds.  Forecasted prepayment rates were derived from identifiable properties of the receivables in the specific securitized pool.  The prepayment rates were forecasted using an analytically derived model based on the sponsor’s historical [ten] year monthly portfolio data of over [25 million] records.  The model was validated at the receivable and aggregate pool level.  The base information (data set) for the model was provided by the sponsor and is confidential, generally not observable, and not publicly available due to privacy and competitive concerns.

The sponsor believes that the inputs and assumptions described above include all inputs and assumptions that could have a material impact on the fair value calculation or a prospective investor’s ability to evaluate the sponsor’s fair value calculations.

CNH Industrial Capital America will recalculate the fair value of the notes and the certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described above.  The fair value of [the Class B notes,] [the certificates] [and/or] [amounts on deposit in the spread account (if such account is an eligible horizontal cash reserve account)] as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount will be included in the first report to noteholders, together with a description of any material changes in the methodology or inputs and assumptions used to calculate the fair values.

[Eligible Horizontal Cash Reserve Account

On the closing date, the issuing entity will establish a [trust bank account] in the name of and for the benefit of the issuing entity. The spread account is structured to be an eligible horizontal cash reserve account and will be funded by the retention of a portion of the purchase price for the offered notes on the closing date in the amount equal to $[   ] [, which is equal to [   ]% of the fair value of the notes and the certificates [as of the closing date]]. Funds on deposit in the spread account may not be used to pay the servicing fee or the administrator fee for as long as New Holland Credit Company or another affiliate of CNH Industrial Capital America is the servicer or the administrator. For all other purposes, the spread account may be used to make any payments

•                  on ABS interests in the issuing entity on any payment date on which the issuing entity has insufficient funds from any source to satisfy an amount due on any ABS interest (including each of the notes on the final scheduled maturity date to the extent collections on the receivables are insufficient to make sure payments) and

•                  of expenses that are due as described in clauses (1) through ([insert clause number which must be higher in priority than any payments to holders of ABS interests]) of the [second] paragraph or in clauses ([1]) through ([insert clause number which must be higher in priority than any payments to holders of ABS interests]) of the [fifth] paragraph under “[Servicing Matters—Distributions]” in this prospectus [(and, if there has been an optional redemption or an event of default has occurred and the indenture trustee has collected any money or property as described in the [sixth] paragraph thereof, amounts due to the trustee or indenture trustee as described in that section)] but are otherwise unpaid.

[The depositor, or another majority-owned affiliate of CNH Industrial Capital America, is required to maintain the spread account until the later of two years from the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the principal amount of the notes is 33% or less of the original principal amount.  CNH Industrial Capital America, the depositor or any of their affiliates may not hedge the amounts in the spread account during this period.]  [Amounts held in the spread account will only be invested in investments that are cash or that the servicer believes qualify as “cash equivalents” as required by Regulation RR.] [The fair value of the eligible horizontal residual interest that the sponsor is required to fund through the spread account in order for such account, together with other retained interests, to satisfy the sponsor’s risk retention requirement is $[   ]].

Credit and Cash Flow Enhancement

The [     ] notes will benefit from credit enhancement in the form of [subordination of the [    ][and      ] notes,] [the spread account,] [the swap[s]] [the interest rate protection agreement[s].  Any credit enhancement that constitutes a guarantee of the notes will be separately registered under the Securities Act unless exempt from such registration.

The presence of credit enhancement for the benefit of the notes or any class of notes is intended to enhance the likelihood of receipt by the related noteholders of the full amount of principal and interest due on their notes and to decrease the likelihood that such noteholders will experience losses.  The credit enhancement for the notes or a class of notes generally will not provide protection against all risks of loss and will not guarantee repayment of the entire principal balance, with interest.  If losses occur which exceed the amount covered by any credit enhancement or which are not covered by any credit enhancement, noteholders will bear their allocable share of deficiencies, as described herein.  In addition, for credit enhancement that covers more than one class of securites, noteholders of any one class will be subject to the risk that the credit enhancement will be exhausted by the claims of securityholders of other classes.

We may replace the credit enhancement for any class of notes with another form of credit enhancement without the consent of noteholders, if the Rating Agency Condition is satisfied with respect to the securities.

[Spread Account

The servicer will establish the spread account, which will be maintained in the name of the indenture trustee.  We will initially fund the spread account by a deposit on the closing date in an amount set forth under “Servicing Matters—Spread Account.”  The amount on deposit in the spread account will be increased on each payment date up to a balance specified under “Servicing Matters—Spread Account” by the deposit of collections on the receivables remaining after all higher priority payments on that payment date.  [If the spread account is to serve as an eligible horizontal cash reserve account, then to insert:  Since the spread account will serve as an eligible horizontal cash reserve account, it must comply with the additional restrictions set forth under “Credit Risk Retention—Eligible Horizontal Cash Reserve Account.]

The certificateholders may at any time, without consent of the noteholders, sell or otherwise transfer their rights to the spread account[, if the Rating Agency Condition is satisfied with respect to the securities].  In addition, the certificateholders may at any time, without consent of the noteholders, sell or otherwise transfer their rights to any certificates, if the transferee represents and warrants to the trust that the transfer will not cause the trust to be treated as a publicly traded partnership taxable as a corporation for U.S. Federal income tax purposes and that the transferee will not take any action that would cause the trust to be treated as a publicly traded partnership for U.S. Federal income tax purposes.]

[Derivative Agreements

The [    ] notes have the benefit of [a] derivative agreement[s], which is a [currency] [interest rate] [swap,] [an interest rate cap (obligating the derivative counterparty to pay all interest in excess of a specified percentage rate),] [an interest rate collar (obligating the derivative counterparty to pay all interest below a specified percentage rate and above a higher specified percentage rate)] [a guaranteed investment contract (obligating the derivative counterparty to pay a guaranteed rate of return over a specified period)] with counterparties identified under “[The Interest Rate Swap Agreement].”  In general, the issuing entity will receive payments from [the] counterpart[y][ies] to the derivative agreement[s] in exchange for the issuing entity’s payments to them, to the extent required under the derivative agreements.]

[Overcollateralization

As of the closing date, the outstanding note balance will be [approximately] equal to the aggregate contract value of the receivables as of the cutoff date.  Subsequently, the aggregate amount of monthly principal payments to be made on all outstanding classes of notes on each payment date, to the extent of available amounts, will generally be equal to the decrease during the prior collection period in the contract value of the receivables.  However, due to the “turbo” feature (as described in the [third] paragraph under “Description of the Notes — Payments of Principal”) aggregate available funds on a payment date (after payment of asset representations review fees, expenses and indemnities (up to the limit specified herein), servicer fees, trust administrator’s fees, interest on the notes, replenishing the spread account and more senior allocations to repay principal on such notes on such payment date)

will be used to make additional principal payments on the Class A-1 notes until paid in full.  As a consequence of the turbo mechanic, the Class A-1 note balance is designed to decline more quickly than the asset pool balance, resulting in (1) the notes being repaid more quickly than otherwise would be the case and (2) an accumulation of overcollateralization (the amount by which the receivables balance exceeds the outstanding note balance) in the transaction.  When the A-1 notes are fully repaid, the documents do not allow the return of this excess to the depositor or certificateholder but rather require the imbalance to be maintained as additional support for noteholders.]

[The Interest Rate Swap Agreement

On the closing date, the trust will enter into an interest rate swap agreement with [          ], as interest rate swap counterparty to hedge its floating rate interest obligations on the A-4b Notes.  The interest rate swap agreement will have a notional amount for each interest period equal to the outstanding principal amount of the A-4b Notes on the payment date on which such interest period begins (after giving effect to all payments of principal on such date), or, in the case of the first payment date, the closing date.  As of the closing date, [          ] will be the sole swap counterparty, but in the future, as summarized below, other entities could become an interest rate swap counterparty to an interest rate swap agreement.  As a result, when we refer to the interest rate swap counterparty throughout this prospectus we are referring to [          ] as the initial interest rate swap counterparty and/or any other such entities that may become a swap counterparty from time to time.  On each payment date, the interest rate swap counterparty will pay any Net Swap Receipts to the trust, and/or the trust will pay any Net Swap Payments to the interest rate swap counterparty.  The obligation of the interest rate swap counterparty is limited to the specific obligations of that counterparty’s interest rate swap agreement with the trust.  Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap agreement is less than 10%.

The amount payable by the swap counterparty under the interest rate swap agreement will be calculated as follows:

•                  For any payment date after the first payment date:

(a)                                the product of: (1) the actual number of days from and including the immediately preceding payment date on which the related interest period begins to but excluding that payment date, divided by 360, (2) One-Month LIBOR determined as of the related LIBOR Determination Date, and (3) the applicable notional amount; minus

(b)                                the product of: (1)1/12, (2) the A-4b stated fixed interest rate and (3) the applicable notional amount.

•                  For the first payment date:

(a)                                      the product of: (x) the actual number of days from and including the closing date to but excluding such payment date, divided by 360, (y) One-Month LIBOR determined as of the related LIBOR Determination Date, and (z) the notional amount; minus

(b)                                      the product of: (x) the number of days from and including the closing date to but excluding such payment date (assuming 30 day months) divided by 360, (y) the A-4b stated fixed interest rate, and (z) the notional amount.

The A-4b stated fixed interest rate under the interest rate swap agreement is [          ]%.

If the result of either of the above calculations is positive, it will be referred to in this prospectus as a “Net Swap Receipt.” If the result is negative, the absolute value of that number will be referred to in this prospectus as a “Net Swap Payment.” The payment obligations of the issuing entity to the interest rate swap counterparty under the interest rate swap agreement is secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders.

Any payment received by the trust in respect of Net Swap Receipts will be deposited into the note distribution account and will be available to make distributions on the notes on the payment date on which it was received.  Any payment that the trust is required to make to an interest rate swap counterparty in respect of Net Swap Payments will be made from the note distribution account (including amounts from the spread account [and the principal supplement account]).

Among other things, an event of default under the interest rate swap agreement includes:

•                  failure to make payments due under the interest rate swap agreement;

•                  the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty;

•                  any breach of the interest rate swap agreement or related agreements by the swap counterparty;

•                  misrepresentation by the swap counterparty; or

•                  merger by the swap counterparty without assumption of its obligations under the interest rate swap agreement.

Among other things, a termination event under the interest rate swap agreement includes:

•                  illegality of the transactions contemplated by the interest rate swap agreement;

•                  any acceleration of the notes following an event of default under the indenture;

•                  amendments to certain documents without the swap counterparty consent;

•                  failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the interest rate swap agreement to an eligible counterparty that is able to provide the information or obtain a guaranty of the swap counterparty’s obligations;

•                  certain tax events that would affect the ability of the swap counterparty to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the swap counterparty;

•                  a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness;

•                  failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things:

•                  at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee (if required by the terms of the interest rate swap agreement);

•                  posts collateral; or

•                  assigns its rights and obligations under the interest rate swap agreement to a substitute interest rate swap counterparty that satisfies the eligibility criteria set forth in the interest rate swap agreement.

If the credit ratings of the swap counterparty are withdrawn or reduced below certain ratings thresholds specified in the interest rate swap agreement, such swap counterparty may be required, at its own expense and in accordance with the requirements of the interest rate swap agreement, to do one or more of the following: (1) obtain a substitute counterparty, or (2) establish any other arrangement as may be specified for such purpose in the interest rate swap agreement.

Upon the occurrence of any event of default or termination event specified in an interest rate swap agreement, the applicable non-defaulting or non-affected party may elect to terminate such interest rate swap agreement.  If such interest rate swap agreement is terminated due to an event of default or a termination event, a termination payment under such interest rate swap agreement may be due to the swap counterparty by the trust as described above in “Servicing Matters—Distributions.” The amount of any such termination payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under such interest rate swap agreement, in each case in accordance with the procedures set forth in such interest rate swap agreement.  Any such termination payment could, if market rates or other conditions have changed materially, be substantial.  The amount of any Priority Swap Termination Payment will be paid by the trust out of funds pro rata with payments of interest on the Class A Notes as described above in “Servicing Matters—Distributions.” If a replacement interest rate swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty will be applied to any termination payment owed to such swap counterparty, under such interest rate swap agreement to the extent not previously paid.

In addition, the interest rate swap counterparty may (except in the case of a transfer pursuant to the rating downgrade provisions discussed above), subject to satisfaction of the Rating Agency Condition, assign its obligations under the interest rate swap agreement (i) with the prior written consent of the trust, to an unaffiliated party or (ii) under certain circumstances as set forth in such interest rate swap agreement, without the prior written consent of the trust, to an affiliated party, that either has at least a credit rating as specified in such interest rate swap agreement or has furnished a guarantee, subject to approval by the applicable rating agencies, of its obligations under such interest rate swap agreement from a guarantor with at least equivalent credit ratings levels as specified in such interest rate swap agreement.

If any amendment or supplement to the indenture, sale and servicing agreement or other transaction document would either: (1) materially and adversely affect any of the interest rate swap counterparty’s rights or obligations under the interest rate swap agreement or any other transaction document; or (2) materially and adversely modify the obligations of, or materially and adversely impact the ability of, the trust to fully perform any of the trust’s obligations under the interest rate swap agreement, the parties to such documents will be required to first obtain the written consent of the interest rate swap counterparty (whose consent is not to be unreasonably withheld) to the affected interest rate swap agreement before entering into any such amendment or supplement.  In addition, the swap counterparty has the right to receive prior notice to any amendments to any transaction document.]

Amendments

The trust agreement, administration agreement, sale and servicing agreement and the purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person, in each case if one of the following documents is delivered to the indenture trustee by the depositor, servicer or administrator as applicable:

(a)                                 an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders (and, with respect to a trust agreement, the administration agreement, the purchase agreement and the sale and servicing agreement, the interests of the certificateholders); or

(b)                                 an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders (and, with respect to a trust agreement, the administration agreement, the purchase agreement and the sale and servicing agreement, the interests of the certificateholders).

An amendment will be deemed not to adversely affect in any material respect the interests of any noteholder of a class of notes if the Rating Agency Condition is satisfied with respect to the notes of such class.  Prior to the execution of any amendment to the trust agreement, the administration agreement, the sale and servicing agreement, or the purchase agreement, pursuant to each such agreement any hired NRSRO then rating the notes is to receive a written notification of the substance of such amendment.

The asset representations review agreement may be amended by the parties thereto, without the consent of the noteholders or any other person, in order to clarify an ambiguity, correct an error or supplement any defective or inconsistent term.  For amendments to add, change or eliminate terms of the agreement (other than to clarify an ambiguity, correct an error or supplement any defective or inconsistent term), the asset representations review agreement may be amended by the parties thereto, without the consent of the noteholders or any other person, if one of the following documents is delivered to the issuing entity:

(a)                                 an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders; or

(b)                                 the Rating Agency Condition is satisfied.

Amendments to the asset representations review agreement that otherwise would require an officer’s certificate or the satisfaction of the Rating Agency Condition described in clauses (a) and (b) above may be effected with the consent of the holders of notes evidencing at least a majority in principal amount of then outstanding notes.

In addition, each of the trust’s transaction agreements may be amended without the consent of the noteholders or certificateholders, to add, modify or eliminate any provisions as may be necessary or advisable in order to comply with or obtain more favorable treatment for the issuing entity, the depositor or any of their affiliates under or with respect to any law or regulation or any accounting rule or principle (whether now or in the future in effect), so long as the Rating Agency Condition is satisfied with respect to the securities.

The sale and servicing agreement may be amended by the depositor, the servicer and the trust, with the written consent of the indenture trustee, but without the consent of any of the noteholders or the certificateholders, to: (x) replace the spread account with another form of credit enhancement as long as the Rating Agency Condition is satisfied with respect to the securities or (y) add credit enhancement for the benefit of any class of the notes or the certificates.  Similarly, the indenture may be amended to replace the spread account with another form of credit enhancement as long as the Rating Agency Condition is satisfied with respect to the securities without the consent of the noteholders, but with prior written notice to the hired NRSROs, the issuing entity, [the swap counterparties] and the indenture trustee.

Each of the transaction agreements may be amended by the parties to the agreement, with prior written notice to the hired NRSROs, with the consent of the indenture trustee (except in the case of amendments to the trust agreement), the holders of notes evidencing at least a majority in principal amount of then outstanding notes and the holders of certificates evidencing at least a majority of the certificate balance.  However, no such amendment may (a) reduce the interest rate or principal of any note or certificate or delay the final scheduled maturity date of any note or (b) reduce the required percentage of the notes or certificates of that are required to consent to any such amendment, without the consent of the holders of all the outstanding notes or certificates, as the case may be.

Legal Proceedings

[To describe briefly any legal proceedings pending against the sponsor, depositor, trustee, indenture trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to securityholders.]

Communications with Rating Agencies

The indenture trustee[,] [and] the trustee will agree that any notices or requests to, or any other written communications with, a hired NRSRO, or any of its officers, directors or employees, to be given or provided to such hired NRSRO pursuant to, in connection with or related, directly or indirectly, to the transaction documents, the receivables, the related collateral or the notes, will be in each case either (i) furnished to the depositor to be forwarded to such hired NRSRO, or (ii) furnished directly to such hired NRSRO with a prior copy to the depositor.  In either case, such notices, requests and communications or copies thereof are required to be provided to the depositor at least one business day before they are or have to be delivered to a hired NRSRO under the transaction documents.  None of the indenture trustee, the trustee, or any party on behalf of any of them, are permitted to engage in any oral communications with a hired NRSRO or any of its respective officers, directors or employees, without the participation of the depositor.

Reports to be Filed with the SEC

The filings with the SEC described in the following sentence relating to the notes (along with the prospectus for the notes offered hereunder) will be made under the name of the trust, as issuing entity. These reports to be filed with the SEC include the monthly servicer reports to be filed on Form 10-D, annual reports filed on Form 10-K and current reports filed under Form 8-K (including one or more reports filed in connection with the issuance of the notes which will include the applicable definitive agreements). We may discontinue these periodic filings when permitted by law and applicable SEC rules. In addition, the registration statement of which this prospectus is a part and all related prospectuses filed pursuant to Rule 424 under the Securities Act of 1933, as amended, will also be on file with the SEC and are filed under the name of the depositor. The SEC file number for the depositor is 333-[                ].

Use of Proceeds

The trust will apply the offering proceeds from the sale of its notes remaining after payment of the expenses of offering identified in the “Plan of Distribution” section to buy receivables from us and to make deposits in various trust bank accounts[, including the pre-funding account]. We will use that portion of the offering proceeds paid to us [to purchase related receivables from CNH Industrial Capital America] and/or for general corporate purposes.

Legal Investment

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended.  There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the fund and its advisor to determine eligibility and satisfy those requirements.

Certain Investment Company Act Considerations

The issuing entity will be relying on an exemption from the definition of “investment company” under the Investment Company Act contained in [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity.  The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

Legal Aspects of the Receivables

Bankruptcy Considerations Relating to CNH Industrial Capital America and New Holland Credit

We and CNH Industrial Capital America will take steps in structuring the transaction described in this prospectus that are intended to provide that the voluntary or involuntary application for relief by CNH Industrial Capital America or New Holland Credit under the U.S. Bankruptcy Code or other insolvency laws will not result in consolidation of our assets and liabilities with those of CNH Industrial Capital America or New Holland Credit. These steps include our maintenance as a separate, limited-purpose subsidiary pursuant to a limited liability company agreement containing restrictions on the nature of our business and a restriction on our ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of all our directors. However, there is no assurance that our activities would not result in a court concluding that our assets and liabilities should be consolidated with those of CNH Industrial Capital America or New Holland Credit in a proceeding under any insolvency law.

In addition, the indenture trustee, the trustee, all noteholders and all certificateholders will covenant that they will not at any time institute against us, any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

CNH Industrial Capital America will warrant that [the][each] sale of receivables by it to us is a valid sale. If CNH Industrial Capital America were to become a debtor in a bankruptcy case, and a creditor or bankruptcy trustee or the debtor itself were to take the position that the transfer of receivables should instead be treated as a pledge of receivables to secure a borrowing, then delays in payments of collections of receivables to the issuing entity (and in payments on the notes) could occur. If the court ruled in favor of the creditor, bankruptcy trustee or CNH Industrial Capital America, reductions in the amount of such payments could result.

If any transfer of receivables referred to above, or [any of] our transfer[s] of receivables to the trust, were treated as a pledge instead of a sale, a tax or government lien on the property of the transferor arising before the sale of the receivable may have priority over the trust’s interest in the receivable. If [those][the] transfer[s] are treated as [a] sale[s], the receivables would not be part of the transferor’s bankruptcy estate and would not be available to the transferor’s creditors, except under limited circumstances. In addition, while New Holland Credit is the servicer, cash collections on the receivables may, under some circumstances, be commingled with the funds of New Holland Credit and its affiliates, as applicable, and, in the event of the bankruptcy of New Holland Credit or an affiliate, the trust may not have a perfected security interest in those collections.

The U.S. Bankruptcy Code provides for the recovery of certain preferential pre-bankruptcy transfers and these provisions may apply to the repurchase of receivables by CNH Industrial Capital America or New Holland Credit. If CNH Industrial Capital America or New Holland Credit were to become a debtor in a bankruptcy case, the bankruptcy trustee or the debtor itself might be able to recover monies paid to the trust for the repurchase of receivables during the 90-day period prior to the bankruptcy filing, or for a period of one year prior to the bankruptcy filing if the trust or the depositor, as applicable, receiving such payments were deemed to be an “insider” of CNH Industrial Capital America or New Holland Credit, as applicable.

Bankruptcy Considerations Relating to Dealers

A substantial portion of the receivables may be or may have been originated by CNH Industrial dealers. A portion of the receivables originated by CNH Industrial dealers provide for recourse to the originating dealer for defaults by the obligors. See “Origination of Receivables—Dealer Agreements” in this prospectus. In the event of a dealer’s bankruptcy, a creditor or bankruptcy trustee, as applicable, of the dealer or the dealer itself might attempt to characterize the sales of receivables to CNH Industrial Capital America as loans to the dealer secured by the receivables. Such an attempt, if successful, could result in payment delays or losses on the affected receivables. However, in connection with any sale of receivables, [directly or indirectly,] by CNH Industrial Capital America to us [or by CNH Industrial Capital America to one of its subsidiaries and ultimately to us], CNH Industrial Capital America has warranted that at the time of such sale it had good title to the receivables. In addition, the U.S. Bankruptcy Code provides for the recovery of certain preferential pre-bankruptcy transfers and these provisions may apply to the repurchase of receivables by CNH Industrial dealers. If a CNH Industrial dealer were to become a debtor in a bankruptcy case, the bankruptcy trustee or the debtor itself might be able to recover monies paid to the trust for the repurchase of receivables during the 90-day period prior to the bankruptcy filing, or for a period of one year prior to the bankruptcy filing if the trust, CNH Industrial Capital America or the depositor, as applicable, were deemed to be an “insider” of such CNH Industrial dealer.

Perfection and Priority With Respect to Receivables

A purchaser of retail installment sale contracts or retail installment loans who in good faith gives new value and takes possession of the chattel paper that evidences the retail installment sale contracts and/or retail installment loans in the ordinary course of the purchaser’s business may have priority over the interest of the trust in the receivables. Any sale of, or grant of a security interest in, receivables that had been sold to the trust would be a violation of CNH Industrial Capital America’s contractual obligations, unless CNH Industrial Capital America has repurchased the receivable as described above under “Depositor—Closing Date Sale of Receivables.”

Security Interests in Financed Equipment

The receivables included in the trust [may] include grants of security interests in the equipment under the applicable Uniform Commercial Code. Perfection of security interests in the equipment is generally governed by the Uniform Commercial Code. However, depending on applicable state law and the nature of the equipment financed, perfection of security interests may be governed by certificate of title registration laws of the state that has issued a certificate of title covering the equipment.

CNH Industrial Capital America takes or requires the applicable dealer to take appropriate action under applicable state laws to perfect CNH Industrial Capital America’s security interest in the equipment. We are required to purchase from the trust any receivable as to which necessary perfection actions have not been taken prior to the time of sale to the trust, if the failure to take those actions will materially and adversely affect the interest of the trust in the receivable and the failure is not cured within a specified grace period. Similarly, CNH Industrial Capital America is required to purchase any such receivable if the failure occurred prior to its transfer of the receivable to us. In addition, the servicer is required to take appropriate steps to maintain perfection of security interests in the financed equipment (including substitute equipment, but excluding equipment related to receivables that have been, or are designated or identified to be, purchased by, repurchased by or otherwise transferred to us, the servicer, CNH Industrial Capital America or our affiliates pursuant to the transaction agreements (so long as the amounts required to be paid or deposited, if any, by such party for the receivables, are paid or deposited as required in the transaction agreements)) and it is obligated to purchase, or to require an affiliate to purchase, the related receivable if it fails to do so.

Due to administrative burden and expense, no action will be taken to record the transfer of security interests in the financed equipment from CNH Industrial Capital America to us [or from CNH Industrial Capital America to one of its subsidiaries and ultimately to us] or, in any case, from us to the trust. In most states, an assignment like the transfers referred to above is effective to convey a secured party’s interest in equipment, without any action to record the transfer of record. In those states, the proper initial filing of the financing statement relating to the equipment, or, if applicable, the notation of CNH Industrial Capital America’s lien on the certificates of title, will be sufficient to protect the trust against the rights of subsequent purchasers of financed equipment or subsequent lenders who take a security interest in financed equipment. However, by not identifying the trust as the secured party on the financing statement or certificate of title, the security interest of the trust in financed equipment could be defeated through fraud or negligence.

In addition, under the laws of most states, liens for repairs performed on the equipment and liens for unpaid taxes take priority over even a perfected security interest in equipment. We will represent to the trust that, as of the date the related receivable is sold to the trust, each security interest in any related financed equipment is or will be prior to all other present liens on and security interests in the financed equipment (other than (a) tax liens, mechanics’ liens and any liens that attach to the related receivable by operation of law as a result of any act or omission by the related obligor and (b) any lien against the equipment resulting from a cross-collateralization provision in the related contract). However, liens for repairs or taxes could arise at any time during the term of a receivable. Also, error, fraud or forgery by the equipment owner or the servicer or administrative error by state or local agencies could impair the trust’s security interest. If a single obligor finances or has financed multiple equipment purchases through CNH Industrial Capital America, each piece of related equipment may serve as collateral for multiple receivables.  CNH Industrial Capital America has agreed to subordinate its rights under any such cross-collateralization arrangement in any equipment financed by a receivable that is included in the trust and has agreed to obtain a similar subordination from any third-party or other securitization vehicle to which they may sell any interest in any equipment related to a receivable that has been sold to the trust. Neither we nor the servicer must repurchase a receivable if any of the occurrences described above, other than any action by the servicer, result in the trust losing the priority of its security interest or its security interest in the financed equipment after the date the security interest was assigned to the trust.

A security interest in equipment perfected by filing a financing statement pursuant to the Uniform Commercial Code would continue to be perfected for four months after the debtor changes its location to a state other than the state in which a financing statement was filed initially to perfect the security interest. A perfected security interest in equipment covered by a certificate of title would continue to be perfected for four months after the equipment becomes covered by a certificate of title issued by a different state. If a certificate of title is issued for equipment that does not show that the equipment is subject to the security interest, a buyer or conflicting security interest arising after the issuance of the certificate of title may have priority over the security interest even during the four month period from relocation or issuance of a certificate of title, as applicable. With respect to any equipment that is subject to a certificate of title, a majority of states generally require a surrender of a certificate of title to re-register the equipment. Accordingly, a secured party must surrender possession if it holds the certificate of title to the equipment, or, in the case of equipment registered in a state providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender if the security interest is noted on the certificate of title. Thus, with respect to any equipment that is subject to such certificate of title laws, the secured party would have the opportunity to re-perfect its security interest in the equipment in the state issuing the certificate of title. Issuance of a certificate of title that does not list the security interest could defeat perfection.

Within the four-month period subsequent to a debtor changing its location to a state other than the state in which a financing statement was filed initially to perfect the security interest, as discussed in the preceding paragraph, the secured party must file a financing statement in the state where the debtor is then located in order to maintain perfection.

Repossession

Upon a default by an equipment purchaser, the holder of a retail installment sale contract or retail installment loan has all the remedies of a secured party under the Uniform Commercial Code, except where specifically limited by other state laws. Under those remedies, the secured party may perform self-help repossession unless it would constitute a breach of the peace. Self-help is the method employed by the servicer in most cases and is accomplished simply by retaking possession of the financed equipment. Some jurisdictions may require that the obligor be notified of the default and be given time to cure the default prior to repossession. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the equipment must then be repossessed in accordance with that order.

Notice of Sale; Redemption Rights

The Uniform Commercial Code and other state laws require a secured party to provide an obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of collateral may be held. The obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees, or, in some states, redemption by payment of delinquent installments or the unpaid balance may be permitted.

Deficiency Judgments and Excess Proceeds; Other Limitations

The proceeds of resale of equipment generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. Some states may impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness. In other states, a deficiency judgment against the debtor can be sought for the shortfall. However, because a defaulting obligor may have little or no ability to pay a judgment, in many cases it may not be useful to seek a deficiency judgment. If one is obtained, it may be uncollectible or settled at a significant discount.

Occasionally, after resale of the equipment and payment of all expenses and all indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a lien on the equipment or, if no such lienholder exists, to the former owner of the equipment.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, obligors have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to borrowers.

In addition to any laws that may limit or prohibit deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, in a proceeding under the federal bankruptcy law or state insolvency law, a court may prevent a creditor from repossessing equipment, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the equipment at the time of bankruptcy (as determined by the court), leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the periodic payments due under a contract or change the rate of interest and time of repayment of the indebtedness.

Servicemembers Civil Relief Act

The Servicemembers Civil Relief Act (the “Relief Act”) and similar state laws apply to obligors who are members of the military on active duty, including members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard, and officers of the U.S. Public Health Service or the Oceanic and Atmospheric Administration assigned to duty with the military and certain other persons as specified in the Relief Act. Under the Relief Act, a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in the national guard or in reserve status and is called to active duty after origination of the receivable), may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. In addition to adjusting the rate of interest, the lender must forgive any such interest in excess of 6% during the period of such obligor’s active duty status and for one year thereafter, unless a court orders otherwise.

Application of the Relief Act or similar state laws would also adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. In addition, the Relief Act and similar state laws impose limitations that would impair the ability of the servicer to foreclose on an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional nine month period thereafter. Thus, if a receivable goes into default, there may be delays and losses arising from the inability to exercise the trust’s rights with respect to the receivable and related equipment in a timely fashion.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. Federal income tax consequences anticipated in connection with the purchase, ownership and disposition of notes.  This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations thereunder, administrative positions of the Internal Revenue Service (the “IRS”) and judicial decisions, in each case as they currently exist.  Those authorities are subject to differing interpretations and may be changed, possibly retroactively, in a manner that could affect the accuracy of the statements and conclusions set forth herein.  Greenberg Traurig, LLP, tax counsel for the trust, has prepared or reviewed the statements in this section entitled “Material U.S. Federal Income Tax Consequences,” and it is the opinion of Greenberg Traurig, LLP that, to the extent those statements relate to matters of law or legal conclusions, they are, subject to the qualifications set forth in this section, correct in all material respects.

The following summary does not furnish information in the level of detail or with the attention to an investor’s specific tax circumstances that would be provided by an investor’s own tax advisor. For example, it does not discuss the tax consequences of the purchase, ownership and disposition of notes by investors that are subject to special treatment under the U.S. Federal income tax laws, including tax exempt organizations, banks and thrifts, insurance companies, regulated investment companies, broker-dealers, trusts, estates, pass-through entities, investors subject to the alternative minimum tax, investors whose functional currency is not the U.S. dollar or investors that will hold notes as a position in a “straddle” or as a part of a “synthetic security,” “conversion transaction” or other integrated investment comprised of notes and one or more other investments.  In addition, this summary is addressed only to investors who acquire their notes in the initial offering and investors who hold notes as capital assets within the meaning of section 1221 of the Code.  The discussion applies only to notes acquired by persons other than the depositor or its affiliates.  The trust urges prospective investors to consult their tax advisors as to the U.S. Federal, state, local, foreign and any other tax considerations to them of the purchase, ownership and disposition of notes.

Tax Opinion of Greenberg Traurig, LLP

It is the opinion of Greenberg Traurig, LLP that for U.S. Federal income tax purposes the trust will not be treated as an association (or publicly traded partnership) taxable as a corporation and that the notes (other than notes acquired by the depositor or its affiliates) will be classified as debt.  This opinion, which will be rendered on the closing date based on current law on that date, will assume the execution of the trust agreement and indenture and compliance by all parties with the terms of those agreements and related documents.  There are no statutes, regulations, administrative pronouncements or cases involving similar transactions of debt issued by a trust, and no ruling on any of the issues will be sought from the IRS.  An opinion of counsel is not binding on the IRS or the courts.  As a result, the IRS may disagree with part or all of the discussion below.

Characterization of the Trust

If we or one of our affiliates is the sole owner of the trust certificates, for U.S. Federal income tax purposes, the trust will be disregarded as an entity separate from the sole beneficial owner of the trust certificates.  The depositor, the sponsor and the servicer will agree to treat the trust for purposes of U.S. Federal and, as permitted, state and local income tax, franchise tax and any other tax measured in whole or in part by income, (i) as disregarded as an entity separate from the beneficial owner of the trust certificates if there is only one beneficial owner owns all of the trust certificates, with the assets of the trust treated as assets of the beneficial owner and debt of the trust as debt of the beneficial owner, and (ii) as a partnership if more than one person owns the trust certificates, with the assets of the trust treated as assets of the partnership, the owners of the trust certificates as the partners in the partnership and debt of the trust as debt of the partnership.

It is possible the IRS would assert that, for U.S. Federal income tax purposes, one or more classes of the notes are not classified as indebtedness but instead are treated as an interest in the assets of the trust, as the issuing entity, or as an equity interest in the trust. If one or more classes of the notes were treated as an equity interest in the trust, the trust would be classified for U.S. Federal income tax purposes as a partnership.  Unless the trust were treated as a publicly traded partnership that is taxable as a corporation, as discussed below, the trust would not be subject to U.S. Federal income tax.  The beneficial owners of the classes of notes that are not classified as indebtedness would be taxed individually on their respective allocable shares of the partnership’s income, gain, loss and deductions, without regard to whether cash distributions are actually made by the trust to any of those beneficial owners.  Under partnership classification:

•                  the amount and timing of items of income and deduction of the beneficial owners of the classes of notes that are not classified as indebtedness may differ from the treatment that would apply if those notes are characterized as indebtedness;

•                  individual beneficial owners of those notes may be subject to certain limitations on their ability to deduct their shares of the expenses of the partnership;

•                  any Non-U.S. Holders that own those notes could be subject to U.S. Federal income tax and U.S. Federal tax return filing requirements and could also be subject to U.S. Federal withholding tax; and

•                  any income allocable to certain tax-exempt organizations may constitute “unrelated business taxable income.”

If the trust were treated as a partnership for U.S. Federal income tax purposes, whether because there are multiple owners of the trust certificates or because any class of debt issued by the trust were classified as equity, and if, in addition, any equity interest in the trust were treated as being traded on an established securities market or as being readily tradable on a secondary market (or the substantial equivalent thereof) within the meaning of the publicly traded partnership rules, the trust could be treated under those rules as a corporation for U.S. Federal income tax purposes.  The opinion of counsel assumes that the trust and the depositor (and any other owner of a trust certificate) will take all action necessary to prevent the trust certificates from being treated as so traded or readily tradable within the meaning of the publicly traded partnership rules.  However, even if equity interests in the trust were treated as so traded or readily tradable, the trust nevertheless would not be treated as a corporation if it satisfies the exception for treatment as a corporation that applies to a publicly traded partnership at least 90 percent of whose income is passive income, which generally includes interest income, within the meaning of the publicly traded partnership rules.

If the trust were taxable as a corporation for U.S. Federal income tax purposes, the trust would be subject to U.S. Federal corporate income tax on its taxable income, and possibly also to state and local corporate income or franchise tax. The taxable income of the trust would include all its income from the receivables, reduced possibly by interest expense on some or all of the notes. Any corporate income tax imposed on the trust could materially reduce the cash available to the trust to make payments on the notes.  Payments to the beneficial owners of notes generally would be treated as taxable dividends for U.S. Federal income tax purposes to the extent of the trust’s earnings and profits, and any of those payments received by a Non-U.S. Holder could be subject to U.S. withholding tax.  The trust will not make any election to be classified for U.S. Federal income tax purposes as a corporation.

Tax Consequences to Note Owners

For purposes of this summary, a “U.S. Holder” is a beneficial owner of notes that, for U.S. Federal income tax purposes, is

•                  an individual who is a citizen or resident of the United States,

•                  an entity that is classified as a corporation and is organized under the law of the United States, any state thereof or the District of Columbia or is otherwise treated as a domestic corporation,

•                  an estate the income of which is subject to U.S. Federal income taxation regardless of its source or

•                  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of notes that, for U.S. Federal income tax purposes, is:

•                  an individual who is a nonresident alien as to the United States,

•                  an entity that is classified as a corporation and is not a U.S. Holder,

•                  an estate that is not a U.S. Holder or

•                  a trust that is not a U.S. Holder.

The tax treatment of a member of an entity that owns notes and is classified for U.S. Federal income tax purposes as a partnership will depend on the status of the member and the activities of the entity.  The entity and its members should consult their tax advisors regarding their tax considerations, which are not addressed herein.

Treatment of the Notes as Indebtedness.  As discussed above, it is the opinion of Greenberg Traurig, LLP that for U.S. Federal income tax purposes the trust will not be treated as an association (or publicly traded partnership) taxable as a corporation and that the notes (other than notes acquired by the depositor or its affiliates) will be classified as debt, subject to the conditions noted herein.  If, however, one or more classes of notes were treated for U.S. Federal income tax purposes as an interest in the assets of the trust, as the issuing entity, or as an equity interest in the trust, it is possible the trust would be treated as a corporation.  See the discussion above in “—Characterization of the Trust.”

We will agree, and all Note Owners and beneficial owners of notes (to which we refer as “Note Owners”) will be deemed to agree, by their purchase of notes or interests therein, to treat notes or interests therein (other than any notes owned by the depositor or any of its affiliates) as debt for U.S. Federal, state and local income and franchise tax purposes.  The remainder of this summary assumes that the notes are classified as indebtedness for U.S. Federal income tax purposes. Beneficial owners of notes should consult their own tax advisors regarding the tax consequences if any of the notes is not treated as indebtedness for U.S. Federal income tax purposes.

Tax Consequences to U.S. Holders

Stated Interest.  Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest accrues or is paid in accordance with the U.S. Holder’s regular method of tax accounting.

Original Issue Discount.  In general, if the “issue price” of a note is less than its “stated redemption price at maturity,” the difference is treated as original issue discount (called “OID”). The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The issue price of the notes is expected to be the amount set forth on the cover page of the prospectus, but is subject to change based on actual sales.  The “stated redemption price at maturity” of a note is the total of all payments provided by the note that are not payments of “qualified stated interest.”  A “qualified stated interest” payment is generally any one of a series of stated interest payments on a debt instrument that are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) or, subject to certain conditions, at a variable rate based on one or more indices.

Interest is unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment (other than a late payment that occurs within a reasonable grace period) or nonpayment a remote contingency. The depositor believes that the likelihood of late payment or nonpayment of the stated interest on the notes should constitute a remote contingency. The IRS, however, may disagree. In addition, the IRS may take the position that the owners of subordinated classes of notes do not have available default remedies ordinarily available to owners of debt instruments. In that case, the stated interest on those classes of notes would not be qualified stated interest, and the notes would be considered to have been issued with OID.

Unless the rules of section 1272(a)(6) of the Code apply as described below, the amount of OID that accrues during any accrual period with respect to a note purchased by a U.S. Holder in the initial offering will equal (i) the product of (A) the “adjusted issue price” of the note at the beginning of the accrual period (which price equals the issue price of that note plus the amount of OID that has accrued on a constant-yield basis in all prior accrual periods minus the amount of any payments, other than qualified stated interest, received on the note in prior accrual periods) and (B) the yield to maturity of that note (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of each accrual period), less (ii) any qualified stated interest payable on the note during the accrual period. The amount of OID so accrued in a particular accrual period will be considered to be received ratably on each day of the accrual period.  The inclusion of OID in income can result in the taxation of income in advance of the receipt of the cash corresponding to the income.

Section 1272(a)(6) of the Code, provides that, in the case of a debt instrument as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering), and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption. No Treasury regulations have been promulgated under section 1272(a)(6) of the Code. If section 1272(a)(6) of the Code applies to a class of notes, the manner in which those rules will apply is unclear. If the rules of section 1272(a)(6) apply to a class of the notes, the amount of OID that will accrue in any given accrual period may either increase or decrease depending on the actual prepayment rate of the contracts. In the absence of regulations (or statutory or other administrative clarification) under section 1272(a)(6), information reports or returns to the IRS and the U.S. Holders regarding OID, if any, will be based on the assumption used in pricing the class of OID notes. See the section herein entitled “Weighted Average Life of the Notes.”  However, no representation is being made that the contracts will prepay at the rate reflected in that prepayment assumption or at any other rate. U.S. Holders are advised to consult their own tax advisors regarding the impact of any prepayments under the contracts (and the OID rules) if the notes are issued with OID.

If the amount of OID on a note is less than 0.25 percent of the stated redemption price at maturity of the note multiplied by the number of complete years to the maturity of the note (or, in the case of a note providing for the payment of any amount other than qualified stated interest prior to maturity, multiplied by the weighted average maturity of the note), the OID will be de minimis.  A U.S. Holder of that note must include the de minimis OID in income, as capital gain, on a pro rata basis as principal payments are made on the note or upon a sale, redemption of other taxable disposition of the note.

Acquisition Premium. If a note issued with OID is purchased by a U.S. Holder for an amount that is less than or equal to the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, but in excess of its adjusted issue price (any excess being “acquisition premium”) and if the election described below under “—Tax Consequences to U.S. Holders—Election to Treat All Interest as OID” is not made, the U.S. Holder is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the note immediately after its purchase over the note’s adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

Short-Term Notes.  For purposes of this summary, a “short-term note” is a note with a term of one year or less. No portion of the interest payments on a short-term note will be treated as “qualified stated interest,” and all payments on the note in excess of the issue price of the note will be treated as OID. An accrual basis U.S. Holder that owns a short-term note (and some cash method U.S. Holders, including, but not limited to, regulated investment companies, as set forth in section 1281 of the Code) generally will be required to report OID as it accrues on a straight-line basis at the election of the U.S. Holder under a constant-yield method. Other cash basis U.S. Holders that own a short-term note generally will be required to report interest income as interest is paid (or, if earlier, upon the taxable disposition of the short-term note), unless the U.S. Holder elects to report OID as it accrues. An election by a cash basis U.S. Holder to report OID as it accrues will also apply to all non-government debt obligations with a term of one year or less acquired by the U.S. Holder on or after the beginning of the first taxable year to which the election applies, and for all subsequent taxable years unless consent is secured from the IRS to revoke the election.

In the case of a U.S. Holder that is not required (and does not elect) to include OID in income as it accrues on a short-term note, any gain recognized on the sale, redemption or other taxable disposition of the short-term note will be ordinary income to the extent of the OID accrued through the date of disposition and may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the short-term note. Any deferral will generally last until the taxable disposition of the short-term note. Special rules apply if a short-term note is purchased at a discount or a premium.

Floating Rate Notes.  For purposes of this summary, a “variable rate debt instrument” is a floating rate note that (i) has an issue price that does not exceed the total noncontingent principal payments on the note by more than a specified de minimis amount and (ii) provides for stated interest, compounded or paid at least annually, at

•                  one or more “qualified floating rates,”

•                  a single fixed rate and one or more qualified floating rates,

•                  a single “objective rate,” or

•                  a single fixed rate and a single objective rate that is a “qualified inverse floating rate.”

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a “current value” of that rate.  A “current value” of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

[The Class A-4b notes are floating rate notes that constitute “variable rate debt instruments” that bear interest at a single “qualified floating rate” plus a fixed rate of __ basis points.]  A variable rate is a “qualified floating rate” if variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds. A fixed multiple of a qualified floating rate constitutes a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, also constitutes a qualified floating rate. If a note provides for two or more qualified floating rates that (i) are within 0.25 percent of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors or other similar restrictions) unless those restrictions are fixed throughout the term of the note or are not reasonably expected to significantly affect the yield of the note.

An “objective rate” is a rate, other than a qualified floating rate, that is determined using a single, fixed formula and that is based on objective financial or economic information. A rate does not qualify as an objective rate if it is based on information that it is within the control of the issuing entity (or a related person) or that is unique to the circumstances of the issuing entity (or a related person), like dividends, profits or the value of the equity interests in the issuing entity (although a rate does not fail to be an objective rate simply because it is based on the credit quality of the issuing entity). A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the note’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the note’s term. An objective rate is a “qualified inverse floating rate” if (i) the rate is equal to a fixed rate minus a qualified floating rate and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

If interest on a note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the note that do not differ by more than 0.25 percent or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or objective rate constitute a single qualified floating rate or objective rate, as the case may be.

In general, if a floating rate note that is a “variable rate debt instrument” provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period of one year or less, and the interest is unconditionally payable in cash or in property (other than debt instruments of the issuing entity) at least annually, all stated interest on the note is qualified stated interest and the amount of qualified stated interest and OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the note.

If a floating rate note that is a “variable rate debt instrument” does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest at a single fixed rate (other than at a single fixed rate for an initial period of one year or less), the amount of interest and OID accruals on the note are generally determined by:

•                  determining a fixed rate substitute for each variable rate provided under the note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the note);

•                  constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above);

•                  determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument; and

•                  making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a floating rate note that is a “variable rate debt instrument” provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period of one year or less), the amount of interest and OID accruals are determined as described in the immediately preceding paragraph with the modification that the note is treated, for purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Amortizable Bond Premium.  If a U.S. Holder purchases a note at a cost that is greater than the stated redemption price at maturity of the note, the excess will be treated as “amortizable bond premium” under section 171 of the Code, and the U.S. Holder may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during each taxable year, using a constant-yield method, over the remaining term of the note (ignoring any option that the issuing entity, servicer or originator has to redeem the note at 100 percent of the principal amount). In the case of a note that is subject to call at the option of the issuing entity, servicer or originator, the amount of amortizable bond premium is calculated based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If a note is subject to section 1272(a)(6) of the Code, it is unclear whether a prepayment assumption should be taken into account in determining the term of the note for purposes of determining the amount of amortizable bond premium that is allocable to a particular year.

A U.S. Holder who elects to amortize bond premium must reduce the U.S. Holder’s tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Market Discount.  A note (other than a short-term note) will be deemed to have “market discount” in the hands of a U.S. Holder if (i) the U.S. Holder’s adjusted tax basis in the note immediately after acquisition is less than the note’s principal amount (or adjusted issue price, in the case of a note that is issued with OID), and (ii) the amount of this difference (the “market discount”) exceeds a specified de minimis amount. If a note has market discount in the hands of a U.S. Holder, unless an election is made to include the discount in gross income for U.S. Federal income tax purposes on an accrual basis over the remaining life of the note, any payment on the note that does not constitute qualified stated interest, and any gain recognized by the U.S. Holder upon the sale or other disposition of the note, will be treated as ordinary income to the extent of the amount of “market discount” that has accrued on the note while held by the U.S. Holder.

An election to include market discount in income on an accrual basis will apply to all notes and other obligations owned by the U.S. Holder that are purchased at a market discount during the taxable year for which the election is made, and all subsequent taxable years of the U.S. Holder, unless the IRS consents to a revocation of the election. If an election is made to include market discount in income currently, the tax basis of the note in the hands of the U.S. Holder will be increased by the market discount thereon as that discount is included in income.

For purposes of determining the accrual of market discount, certain special rules apply in the case of debt instruments (like the notes) that are subject to prepayment by reason of prepayments on other debt instruments. Market discount generally accrues on a straight-line basis unless the U.S. Holder elects to accrue the discount on a constant-yield to maturity basis. That election applies only to the note with respect to which it is made and is irrevocable. If interest is paid or accrued by the U.S. Holder on indebtedness incurred or maintained to purchase or carry a note with market discount, the deduction for the portion of the U.S. Holder’s interest expense that is allocable to the accrued market discount may be deferred.

Election to Treat All Interest as OID.  A U.S. Holder may elect in the year of acquisition of a note to account for all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on the note by using the constant-yield method applicable to OID. That election may not be revoked without the consent of the IRS. If the note has market discount at the time of its acquisition, a U.S. Holder that makes this election will be treated as making an election to accrue market discount for other debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election with respect to the note applies. If the note has amortizable bond premium at the time of its acquisition, a U.S. Holder that makes an election to treat all interest as OID will be treated as making an election to amortize bond premium for other taxable debt instruments that are held by the U.S. Holder on the first day of the first taxable year to which the election with respect to the note applies or that are thereafter acquired.

Disposition of Notes.  In the case of a sale, redemption or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference, if any, between (i) the amount received (other than any amount representing accrued but unpaid interest, which will be treated as ordinary income to the extent not previously included in income) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder (net of accrued interest), increased by amounts includible in income as OID (or market discount if the U.S. Holder elects to include market discount in income on a current basis) and reduced by any amortizable bond premium and any payments (other than payments of qualified stated interest) made on the note. Except as described above with respect to market discount and with respect to short-term notes, a gain or loss recognized by a U.S. Holder on a sale, redemption or other taxable disposition of a note generally will constitute capital gain or loss. Capital gains recognized by an individual upon the sale or other disposition of a note that is held for more than one year are generally eligible for reduced rates of U.S. Federal income taxation. The deductibility of a capital loss recognized upon the sale or other disposition of a note is subject to limitations.

Unearned Income Medicare Contribution Tax.  A 3.8 percent Medicare contribution tax is imposed on the “net investment income” of certain U.S. individuals and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes interest and certain net gain from the disposition of property, less certain deductions.

Backup Withholding and Information Reporting.  In general, information reporting requirements will apply with respect to payments of principal of and interest on notes to a U.S. Holder (and annual accruals of OID on notes by a U.S. Holder), and with respect to payments to a U.S. Holder of any proceeds from a disposition of notes.  In addition, a U.S. Holder may be subject to a backup withholding tax on payments with respect to the notes if the U.S. Holder fails to supply its correct taxpayer identification number in the manner required by applicable law, fails to certify that it is not subject to the backup withholding tax or otherwise fails to comply with applicable backup withholding tax rules.

Any amounts withheld from a U.S. Holder under the backup withholding provisions may be credited against the U.S. Federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Interest and Gains Upon Disposition.  Interest (including any OID) earned on a note by a Non-U.S. Holder will be considered “portfolio interest” and (subject to the discussion in “—Tax Consequences to Non-U.S. Holders—Foreign Account Tax Compliance Act” below) will not be subject to U.S. Federal income tax or withholding if:

•                  the Non-U.S. Holder is not (i) a “controlled foreign corporation” that is related to the trust or the depositor as described in section 881(c)(3)(C) of the Code, (ii) a bank receiving interest (or OID) on a loan made in the ordinary course of its business or (iii) a person who owns, directly or under the attribution rules of section 871(h)(3)(C) of the Code, ten percent or more of the voting power of the equity interests in the trust or the depositor;

•                  the certification requirements described below are satisfied; and

•                  the interest is not effectively connected with the conduct by the Non-U.S. Holder of trade or business within the United States (or, if a U.S. income tax treaty applies, is not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States).

In general, the certification requirements will be satisfied if either (i) the beneficial owner of the note provides, to the person who otherwise would be required to withhold U.S. tax, a properly completed IRS Form W-8BEN, W-8BEN-E, or a suitable substitute form, that includes the beneficial owner’s name and address and that certifies, under penalties of perjury, that the beneficial owner is not a United States person, or (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the note on behalf of a beneficial owner and provides to the person who otherwise would be required to withhold U.S. tax, a statement certifying under penalties of perjury that an applicable IRS Form W-8BEN, W-8BEN-E, or a suitable substitute form, has been received by it from the beneficial owner, or from another financial institution acting on behalf of the beneficial owner, and furnishes a copy to the person who otherwise would be required to withhold U.S. tax. These certification requirements may be satisfied with other documentary evidence in the case of a note held through a qualified intermediary.

Any interest (including any OID) earned on a note, and any gain recognized upon a sale, redemption or other taxable disposition of a note, that is effectively connected with the conduct of trade or business within the United States by a Non-U.S. Holder (or, if a U.S. income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder  within the United States) will be subject to U.S. Federal income tax at the regular graduated tax rates applicable to a U.S. Holder.  If the Non-U.S. Holder is classified as a corporation for U.S. Federal income tax purposes, the Non-U.S. Holder may also be subject to U.S. Federal income tax on some or all of its effectively connected earnings and profits, subject to certain adjustments, at a rate of 30 percent  (or at a lower rate under an applicable tax treaty). However, the effectively connected income will not be subject to U.S. Federal withholding, provided the Non-U.S. Holder furnishes a properly completed IRS Form W-8ECI (or a suitable substitute form) to the person that otherwise would be required to withhold U.S. tax.

Any payments to a Non-U.S. Holder of interest (including any OID) that do not qualify for the “portfolio interest” exemption and that are not effectively connected with the conduct by the Non-U.S. Holder of trade or business within the United States (or, if a U.S. income tax treaty applies, are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States) will be subject to U.S. Federal withholding at a rate of 30 percent (or at a lower rate under an applicable tax treaty).

Subject to the discussion of backup withholding below, any gain (other than gain representing accrued OID) recognized by a Non-U.S. Holder on a sale, redemption or other taxable disposition of a note generally will not be subject to U.S. Federal income tax or withholding unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of trade or business within the United States (or, if a U.S. income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States) (in which case the gain will be taxed in the manner described in the second preceding paragraph), or (ii) in the case of a Non-U.S. Holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met (in which case the individual will be subject to a 30 percent U.S. Federal income tax on the gain, which gain may be offset by certain U.S.-source capital losses).

Backup Withholding and Information Reporting.  Any payments of interest (including any OID) on notes to a Non-U.S. Holder generally will be reported to the IRS and to the Non-U.S. Holder, whether or not the  interest is exempt from U.S. tax pursuant to a tax treaty or the “portfolio interest” exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the payee resides.

Any payments of interest (including any OID) on notes to a Non-U.S. Holder generally will not be subject to backup withholding or additional information reporting, provided (i) the Non-U.S. Holder certifies, under penalties of perjury, on a properly completed IRS Form W-8BEN, W-8BEN-E, W-8ECI, or a suitable substitute form, that it is not a United States person and certain other conditions are met, or (ii) the Non-U.S. Holder otherwise establishes an exemption.

The payment to a Non-U.S. Holder of the proceeds of a disposition of a note by or through the U.S. office of a broker generally will not be subject to information reporting or backup withholding if the Non-U.S. Holder either certifies, under penalties of perjury, on a properly completed IRS Form W-8BEN, W-8BEN-E, or a suitable substitute form, that it is not a United States person and certain other conditions are met, or if the Non-U.S. Holder otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to the payment of the proceeds of a disposition of a note by or through the foreign office of a foreign broker (as defined in applicable Treasury regulations). Information reporting requirements (but not backup withholding) will apply, however, to a payment of the proceeds of the disposition of a note by or through a foreign office of a U.S. broker or of a foreign broker with certain relationships to the United States, unless the broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption.

Any amounts withheld from an amount payable to a Non-U.S. Holder under the backup withholding provisions may be credited against the U.S. Federal income tax liability of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act.  Sections 1471 through 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) significantly change the reporting requirements imposed on certain foreign persons, including certain foreign financial institutions and investment funds. In general, a 30 percent withholding tax could be imposed on payments made to a foreign person unless the foreign person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders or U.S. accountholders. The withholding could apply to payments regardless of whether they are made to the foreign person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. The withholding tax currently applies to interest payments, but the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2017. As a result, potential investors are encouraged to consult their tax advisors regarding the possible implications of this legislation on an investment in the notes.

Each holder of a note or an interest therein, by acceptance of the note or interest therein, will be deemed to have agreed to provide to the trust, any paying agent or the indenture trustee, as applicable, (1) properly completed and signed tax certifications, for a United States person, on IRS Form W-9 and, for a foreign person, on the appropriate IRS Form W-8 and (2) to the extent any FATCA withholding or deduction is applicable, information sufficient to eliminate the imposition of, or determine the amount of, the withholding or deduction under FATCA. The indenture trustee or any paying agent of the trust has the right to withhold any amounts (properly withholdable under law and without any gross-up) payable to any holder of a note or an interest therein that fails to comply with the requirements described in the preceding sentence.

Estate Tax Consequences.  Any note that is owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States on the date of death will not be included in the individual’s estate for U.S. Federal estate tax purposes unless the individual owns, directly, indirectly and constructively, ten percent or more of the voting power of the equity interests in the trust, or, at the time of the individual’s death, payments in respect of the notes would have been effectively connected with the conduct by that individual of trade or business within the United States.

Tax Shelter Disclosure and Investor List Requirements

Treasury regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Those Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information related to the transactions. Organizers and promoters of the transaction are required to maintain records, including investor lists, containing identifying information and to furnish those records to the IRS upon demand.

A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. The Code imposes significant penalties for failure to comply with those disclosure requirements. Prospective investors should be aware that the depositor and other participants in the transaction intend to comply with those disclosure and investor list requirements.  Prospective investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment.

State and Local Tax Consequences

The foregoing discussion does not address the tax treatment of the trust, the notes or the Note Owners under any state or local tax laws. Prospective investors are urged to consult their tax advisors regarding the state and local tax consequences to them of purchasing, holding and disposing of notes.

ERISA Considerations

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code prohibit a pension, profit-sharing or other employee benefit plan, individual retirement accounts, Keogh Plans and other plans covered by Section 4975 of the Code and entities deemed to hold plan assets of any of the foregoing (each a “Benefit Plan”), from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for these persons or the fiduciaries of the Benefit Plan.

Certain transactions involving the trust might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that purchased notes if assets of the trust were deemed to be assets of the Benefit Plan. Under a regulation issued by the United States Department of Labor relating to plan assets, the assets of the trust would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the trust and none of the exceptions contained in the plan assets regulation was applicable. An equity interest is defined under the plan assets regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

ERISA also imposes certain duties on persons who are fiduciaries of Benefit Plans that are subject to ERISA, including the requirements of investment prudence and diversification, and the requirement that such a Benefit Plan’s investments be made in accordance with the documents governing the Benefit Plan. Under ERISA, any person who exercises any authority or control over the management or disposition of assets of a Benefit Plan is a fiduciary of that Benefit Plan, and is subject to additional prohibited transaction provisions concerning transactions involving self-dealing or a conflict of interest.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements; however, governmental plans and church plans may be subject to comparable state or local law restrictions, which may to a material extent, be similar to the provisions of ERISA or Code Section 4975. A fiduciary of a governmental plan or church plan should make its own determination as to the propriety of such investment under applicable fiduciary or other investment standards, and the need for and availability of any exemptive relief under any such similar laws.

A plan fiduciary considering the purchase of notes should consult its tax and/or legal advisors regarding whether the assets of the trust would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

Although there is little guidance on the subject, at the time of their issuance, the offered notes acquired by persons other than the depositor or its affiliates should not be treated as “equity interests” in the trust under the Department of Labor’s regulation relating to plan assets. As a result, such notes may be purchased by or with the assets of an employee benefit plan or a plan, including an individual retirement account (a “Plan”) subject to ERISA, or Section 4975 of the Code.

However, whether or not the offered notes are treated as equity interests for purposes of the plan asset regulation, the acquisition or holding of offered notes by or on behalf of a Plan could be considered to give rise to a “prohibited transaction” if the issuing entity, the depositor, the originator, [an interest rate swap counterparty,] the trust, the holder of 50% or more of the trust certificates, a servicer, an underwriter or a trustee is or becomes a “party in interest” or a “disqualified person” with respect to such Plan. Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of offered notes by a Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 75-1, regarding transactions between registered broker-dealers and plans; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding transactions effected by “qualified professional asset managers”; PTCE 95-60, regarding investments by insurance company general accounts; and PTCE 96-23, regarding transactions effected by in-house asset managers. In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Plan and a person or entity that is a party in interest to such Plan solely by reason of providing services to the Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There is no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes and prospective purchasers that are Plans or entities deemed to hold the assets of such Plans should consult with their advisors regarding the applicability of any such exemption. By its acquisition of an offered note, each purchaser will be deemed to represent and warrant that its purchase and holding of the note will not give rise to a nonexempt prohibited transaction under ERISA, the Code or any substantially similar applicable law. Any fiduciary of a benefit plan considering an investment of plan assets in the offered notes should consider that a prohibited transaction exemption may not apply to all prohibited transactions that may arise in connection with an investment in the offered notes.

Moreover, the depositor, the originator, the issuing entity, a servicer, a trustee, [an interest rate swap counterparty,] the holder of 50% or more of the trust certificates or an underwriter may be the sponsor or the investment advisor with respect to one or more Plans. Because they may receive certain benefits in connection with the sale of the offered notes, the purchase of offered notes using plan assets over which any of them has investment authority might be deemed to be a violation of the prohibited transaction rules of ERISA and Section 4975 of the Code for which no exemption may be available.

Accordingly, any Plan for which the depositor, the originator, the issuing entity, a servicer, a trustee, [an interest rate swap counterparty,] the holder of 50% or more of the trust certificates, an underwriter or any of their respective affiliates

•                  has investment or administrative discretion with respect to plan assets;

•                  has authority or responsibility to give, or regularly gives, investment advice with respect to plan assets for a fee and pursuant to an agreement or understanding that the advice will serve as a primary basis for investment decisions with respect to plan assets, and will be based on the particular investment needs for the Plan; or

•                  is an employer maintaining or contributing to the Plan

should consult with its counsel about potential prohibited transactions under ERISA and Section 4975 of the Code before investing in the offered notes.

The sale of offered notes to a Plan or an entity deemed to hold the assets of such Plan is in no respect a representation by us, the servicer, CNH Industrial Capital America LLC, the trust or any underwriter of the offered notes that this investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that this investment is appropriate for Plans generally or any particular Plan.

Plan of Distribution

General

We will enter into [an][    ] underwriting agreement[s] with respect to the notes that are offered under this prospectus. In [the][each] underwriting agreement, we will agree to cause the trust to sell to the underwriters, and each of the underwriters will severally, but not jointly, agree to purchase, the principal amount of each class of offered notes set forth in the related underwriting agreement and below. In [the][each] underwriting agreement, the several underwriters will agree, subject to terms and conditions specified therein, to purchase all the notes that are described therein and are offered hereby if any of such notes are purchased. [In addition, we may offer notes by direct placement with investors or by direct placement with investors through dealers.]

The depositor [will retain[   ]% of each class of notes and] may retain some or all of one or more classes of the notes.  [The depositor’s retention of[   ]% of each class of notes will be held by the depositor in satisfaction of the sponsor’s risk retention obligation under Regulation RR and may not be sold except as described under “Credit Risk Retention.”  Notes not required to be retained] [These notes] may be sold, subject to the requirements in the indenture, directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of these notes.  If these notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions.  These notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

[The][Each] underwriting agreement will provide that we and CNH Industrial Capital America will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments that the several underwriters may be required to make in respect thereof.

The trust may, from time to time, invest the funds in its trust bank accounts in eligible investments acquired from underwriters.

Additional offering expenses, payable by CNH Capital Receivables LLC, are estimated to be $[    ].

Pursuant to [each of] the underwriting agreement[s], the closing of the sale of each class of securities subject to [any of those][such] agreement[s] will be conditioned on the closing of the sale of all other classes subject to [any of those][such] agreement[s].   The underwriters may act through one or more of their affiliates when selling securities outside the United States.

Class A Notes

Subject to the terms and conditions set forth in an underwriting agreement relating to the Class A Notes, we have agreed to cause the trust to sell to each of the underwriters named below, and each of those underwriters has severally, but not jointly, agreed to purchase, the principal amount of the Class A Notes set forth opposite its name below:

	A-1 Notes	A-2 Notes	A-3 Notes	A-4[a] Notes	[A-4b Notes]
[ ]	$	$	$	$	$
[ ]
[ ]
[ ]
[ ]
[ ]
Total	$	$	$	$	$

The underwriters of the Class A Notes have advised us that they propose initially to offer the Class A Notes to the public at the prices set forth herein, and to certain dealers at such prices less the initial concession not in excess of the percentages set forth in the following table. The underwriters of the Class A Notes and such dealers may reallow a concession not in excess of the percentages set forth in the following table. In the event of sales to affiliates, one or more of the underwriters may be required to forgo a portion of the selling concession they would otherwise be entitled to receive. After the initial public offering of the Class A Notes, the public offering prices and the concessions referred to in this paragraph may be changed.

	A-1 Notes	A-2 Notes	A-3 Notes	A-4[a] Notes	[A-4b Notes]
Concessions	%	%	%	%	%
Reallowances	%	%	%	%	%

In the ordinary course of their respective businesses, the underwriters of the Class A Notes and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with CNH Industrial Capital America LLC and its affiliates.  [The initial swap counterparty under the interest rate swap agreement is an affiliate of an underwriter.]

In connection with the offering of the Class A Notes, the underwriters of the Class A Notes may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Class A Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Class A Notes. Syndicate covering transactions involve purchases of the Class A Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Class A Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters of the Class A Notes engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters will be compensated as set forth in the following table:

	Underwriters’ Discounts and Commissions	Amount per $1,000 of Principal	Total Amount
Class A-1 Notes	%	$	$
Class A-2 Notes	%
Class A-3 Notes	%
Class A-4[a] Notes	%
[Class A-4b Notes]	%
Total Class A Notes			$

Class B Notes

Subject to the terms and conditions set forth in an underwriting agreement relating to the Class B Notes, we have agreed to cause the trust to sell to each of the underwriters named below, and each of those underwriters has severally, but not jointly, agreed to purchase, the principal amount of the Class B Notes set forth opposite its name below:

Class B Notes
[ ]	$
[ ]
Total	$

The underwriters of the Class B Notes have advised us that they propose initially to offer the Class B Notes to the public at the prices set forth herein, and to certain dealers at such prices less the initial concession not in excess of the percentages set forth in the following table. In the event of sales to affiliates, one or more of the underwriters may be required to forgo a portion of the selling concession they would otherwise be entitled to receive. The underwriters of the Class B Notes and such dealers may reallow a concession not in excess of the percentages set forth in the following table. After the initial public offering of the Class B Notes, the public offering prices and the concessions referred to in this paragraph may be changed.

Class B Notes
Concessions	%
Reallowances	%

In the ordinary course of their respective businesses, the underwriters of the Class B Notes and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with CNH Industrial Capital America LLC and its affiliates.  [The initial swap counterparty under the interest rate swap agreement is an affiliate of an underwriter.]

In connection with the offering of the Class B Notes, the underwriters of the Class B Notes may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Class B Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Class B Notes. Syndicate covering transactions involve purchases of the Class B Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Class B Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters of the Class B Notes engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters will be compensated as set forth in the following table:

	Underwriters’ Discounts and Commissions	Amount per $1,000 of Principal	Total Amount
Class B Notes	%	$	$

European Economic Area

In relation to each Relevant Member State, each of the underwriters has severally represented, warranted and agreed with us that it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)                                 to any legal entity which is a “qualified investor” as defined in section 86 of FSMA;

(b)                                 to fewer than 150 natural or legal persons (other than “qualified investors” as defined in section 86 of FSMA), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the issuing entity for any such offer; or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes referred to in (a) to (c) above shall require the issuing entity or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (i) the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Relevant Member State; (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State; and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has severally represented, warranted and agreed with us that:

•                  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of FSMA does not apply to us or the issuing entity; and

•                  it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving or being capable of having effect in the United Kingdom.

Capital Requirements Directive

Noteholders and prospective noteholders should analyze their own regulatory position and are encouraged to consult with their own investment and legal advisors regarding compliance with Articles 404-410 of the Capital Requirements Regulation 575/2013 (the “CRR”) or Article 17 of the Alternative Investment Fund Managers Directive 2011/61/EU (“Article 17”) and Chapter III, Section 5 of Commission Delegated Regulation (EU) No 231/2013 of 19 December 2012 (“Chapter III”) and the suitability of the notes for investment.  Neither the offering of the notes pursuant to this prospectus nor the related securitization transaction are compliant with the CRR, Article 17 and Chapter III risk retention requirements.

Legal Opinions

Certain legal matters relating to the securities will be passed upon for the trust, us and the servicer by Greenberg Traurig, LLP, New York, New York.  Certain legal matters relating to the securities will be passed upon for the underwriters by Sidley Austin LLP, New York, New York.  Certain U.S. Federal income tax and other matters will be passed upon for the trust by Greenberg Traurig, LLP.  Sidley Austin LLP from time to time renders legal services to CNH Industrial N.V. and certain of its affiliates on other matters.

Where You Can Find More Information

We filed a registration statement relating to the offered notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.  The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

We will file with the SEC all required annual, monthly and special SEC reports and other information about the trust.

You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 on official business days between 10:00 a.m. and 3:00 p.m. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC website at http://www.sec.gov.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. Any information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC that is incorporated by reference will automatically update the information in this prospectus. In all cases, you should rely on the later information that is incorporated by reference over different information included in this prospectus. All current reports on Form 8-K (including all documents filed thereunder) filed by, on behalf of, or with respect to the trust pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act prior to the termination of the offering of the notes to be issued by CNH Equipment Trust 20[ ]-[ ] shall be deemed to be incorporated by reference into this prospectus.

We have not been, nor are we currently, required to file reports pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, except for annual reports on Form 10-K, the filing of Current Reports on Form 8-K and monthly distribution reports on Form 10-D in connection with the trusts we originate and under some circumstances we may be required to file a Form ABS-15G, either quarterly or annually. All current reports on Form 8-K (including all documents filed thereunder) filed by us pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act prior to the termination of the offering of the notes to be issued by CNH Equipment Trust 20[ ]-[ ] shall be deemed to be incorporated by reference into this prospectus.  The documents we incorporate by reference are available on our website at www.cnhindustrialcapital.com/en_us/investor-info/sec-filings.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling: CNH Capital Receivables LLC, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527, Attention: Assistant Treasurer (Telephone (630) 887-5451).

Index of Terms

Set forth below is a list of the defined terms used in this prospectus and the pages on which the definitions of such terms may be found herein.

Page
180-Day Receivable	80
2010 PD Amending Directive	117
Advance Rate	49
Article 17	117
Asset Balance	71
Average Delinquency Ratio	79
Average Delinquency Ratio Test	79
Benefit Plan	112
Chapter III	117
Clearstream, Luxembourg	81
CNH Industrial	24
CNH Industrial Capital America	23
Code	103
Collection Period	32
Contract Value	47
CPR	64
CRR	117
Cumulative Net Loss Ratio	79
Cumulative Net Loss Ratio Test	79
[DB Trust]	38
dealer	41
dealer agreement	41
Delinquency Ratio	79
DTC	81
DTCC	81
ERISA	112

Euroclear System	81
Exchange Act	25
FATCA	111
FSMA	vi
hired NRSRO	14
IRS	103
LIBOR	56
[LIBOR Determination Agent]	56
LIBOR Determination Date	57
liquidated collateral	30
liquidated receivable transfer date	30
London Banking Day	57
[M&T]	38
Maximum Negative Carry Amount	77
Net Swap Payment	95
Net Swap Receipt	95
New Holland Credit	29
Note Monthly Principal Distributable Amount	72
Note Owner	105
NRSRO	15
offer of notes to the public	117
Offering Document	vi
OID	106
One-Month LIBOR	57
Order	vi
Plan	113
Pool Balance	58
Pre-Funded Percentage	77
Priority Swap Termination Payment	72
Prospectus Directive	117
PTCE	113
Purchased Receivable	80
qualified investors	vi
Rating Agency Condition	61
Realized Losses	80
Relevant Member State	vi
relevant persons	vi
Relief Act	103
Repossessed Receivable	80
Representative Amount	57
Required Principal Supplement Account Balance	81
responsible officer	39
Reuters Screen LIBOR01 Page	57
Rule 193 Information	44
SEC	25
servicer defaults	34
servicing procedures	29
Specified Discount Factor	47
Specified Spread Account Balance	78
Specified Spread Account Reduction Trigger	79
Statistical Contract Value	48
trust bank accounts	31
USD-LIBOR Reference Banks Rate	57
weighted average adjusted annual percentage rate	47
Write Down Amount	80

ANNEX A

Static Pool Data

This Annex A constitutes an integral part of the preceding prospectus and the information set forth herein is incorporated into the prospectus.

This Annex contains static pool information about pools of receivables securitized by CNH Industrial Capital America LLC over the last five years.  The information in this Annex consists of summary information about the original characteristics of the receivables and monthly updated cumulative losses, prepayments and delinquency data, including graphical presentations.

The original characteristics of the prior securitized pools may differ somewhat from each other and from the characteristics of this pool of receivables.  This is primarily because the receivables comprising any single securitization are ordinarily based on the equipment sold by our parent manufacturer and its dealers in the months leading up to that securitization.  However, the pools are all usually comparable because our origination, underwriting and servicing policies have been generally consistent with no material differences over time.

Based on our experience, the characteristics that may most influence the performance of a receivables are the equipment type (Agricultural or Construction) and payment frequency.  The Agricultural industry may be influenced by factors such as net farm income, extreme weather or natural disasters and the Construction industry may be influenced by factors such as overall construction spending or new housing starts.  The percentage of pooled receivables within each industry may have a bearing on performance measures linked to changes within each industry.  Non-monthly payments are common for certain types of agricultural receivables, which may influence delinquency rates after certain months with high concentrations of scheduled payments.  These high concentrations may also have a bearing on the timing of prepayments.

[To the extent required by Item 1105, to insert additional description of how the static pools materially differ from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

The following footnotes are applicable to the static pool information for each of the prior securitized pools included in this Annex:

(1)

Numbers and percentages are based on the Statistical Contract Value, except where noted. The Statistical Contract Value equals the undiscounted current balance of a receivable on the servicer’s records, which is equivalent to the dollar amount needed to pay-off the receivable in full. All weighted averages are weighted by the Statistical Contract Value of each receivable.

(2)

The Advance Rate equals the original amount financed divided by the dealer’s wholesale (invoice) price of the equipment and may exclude previously securitized receivables that have been reacquired by CNH Industrial Capital America LLC through the exercise of its clean up calls on prior transactions.

(3)	Totals may not add to 100% due to rounding.
(4)	Any increase in the Aggregate Statistical Contract Value from the prior Collection Period (or from the Cuttoff Date for the first Collection Period) may have occurred if pre-funding was utilized.
(5)

The Prepayment Factor is stated as a life-to-date annualized rate and is calculated as of the end of each Collection Period utilizing the formula: 1-(Current Contract Value/Remaining Contract Value)^(12/Collection Periods since Cutoff Date).  The Current Contract Value equals the scheduled and unpaid principal and interest payments on the remaining receivables discounted at the stated discount rate.  The Remaining Contract Value equals the remaining Original Scheduled Payments for all of the initial receivables discounted at the stated discount rate.

(6)

Cumulative Net Losses equal the Aggregate Statistical Value, net of any estimated or actual recoveries during that Collection Period, of all receivables that a) have a payment 180 days or more past due, b) have been charged-off, or c) the equipment has been repossessed. See “Sponsor’s Portfolio Delinquency and Loss Information” in the prospectus for information on how net losses are determined.

(7)

The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due.  Payments of $50 or more are generally considered consequential. Delinquent Receivables equal the Statistical Contract Value of all receivables (excluding liquidated or purchased receivables, but including receivables in repossession status that are stated at a value net of any estimated or actual recoveries) as to which a payment of at least $50 is past due the stated number of days. See “Sponsor’s Portfolio Delinquency and Loss Information” in the prospectus for information on how delinquent receivables are determined.

(8)	Stated as a percentage of the Aggregate Statistical Contract Value.

CNH Equipment Trust 20[  ]-[ ]

[This Annex to show the following securitization information from 5 years to 135 days prior to the date of this prospectus]

The tables below show certain characteristics of CNH Equipment Trust 20[  ]-[ ] and, for comparison purposes, the same characteristics of the receivables of CNH Equipment Trust 20[  ]-[ ] described in this prospectus.

Original Pool Characteristics as of the Cutoff Date (1)

	CNH Equipment	CNH Equipment
	Trust 20[ ]-[ ]	Trust 20[ ]-[ ]
Cutoff Date	[ ]	[ ]
Closing Date	[ ]	[ ]
Aggregate Statistical Contract Value	$[ ]	$[ ]
Number of Receivables	[ ]	[ ]
Average Statistical Contract Value	[ ]	[ ]
Weighted Average Adjusted APR	[ ]%	[ ]%
Weighted Average Remaining Term	[ ] months	[ ] months
Weighted Average Original Term	[ ] months	[ ] months
Weighted Average Age	[ ] months	[ ] months
Weighted Average Advance Rate (2)	[ ]%	[ ]%

Equipment Types (3)
Agricultural	[ ]%	[ ]%
New	[ ]%	[ ]%
Used	[ ]%	[ ]%
Construction	[ ]%	[ ]%
New	[ ]%	[ ]%
Used	[ ]%	[ ]%
Payment Frequencies (3)
Annual	[ ]%	[ ]%
Semiannual	[ ]%	[ ]%
Quarterly	[ ]%	[ ]%
Monthly	[ ]%	[ ]%
Other	[ ]%	[ ]%

Geographic Distribution (Top 5) (3)
[State 1]	[ ]%	[ ]%
[State 2]	[ ]%	[ ]%
[State 3]	[ ]%	[ ]%
[State 4]	[ ]%	[ ]%
[State 5]	[ ]%	[ ]%

Prepayment and Loss Information as of the end of each Collection Period(6)

Collection Periods since Cutoff Date	Collection Period	Aggregate Statistical Contract Value (1) (4)		Pre- payment Factor (5)	Cumulative Net Losses (6)
1	[ ]	$	[ ]	[ ]%	$	[ ]
2	[ ]	$	[ ]	[ ]%	$	[ ]
3	[ ]	$	[ ]	[ ]%	$	[ ]
4	[ ]	$	[ ]	[ ]%	$	[ ]
5	[ ]	$	[ ]	[ ]%	$	[ ]
6	[ ]	$	[ ]	[ ]%	$	[ ]
7	[ ]	$	[ ]	[ ]%	$	[ ]
8	[ ]	$	[ ]	[ ]%	$	[ ]

[As required by Item 1105, to the extent the depositor believes that graphical disclosure would aid in the understanding of the static pool data or in spotting a trend therein, the applicable graphical disclosure to be inserted here.]

Delinquency Information

Delinquencies(7)

31-60 Days		61-90 Days		91-120 Days		121-150 Days		151-180 Days		181+ Days		% 61+
Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars	Days Delinquent(8)
(Dollars in Millions)		(Dollars in Millions)		(Dollars in Millions)		(Dollars in Millions)		(Dollars in Millions)		(Dollars in Millions)
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
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Statistic Pool Graphical Disclosure

Historical Prepayment Factor for Static Pools as of [Month] / [Day] / [Year] (5)

[Insert Legend to identify each Static Pool’s Data]

The chart above shows the Prepayment Factor for each of the sponsor’s public retail ABS securitizations in [2010 through 2015].

Historical Cumulative Net Loss Percentage for Static Pools as of [Month] / [Day] / [Year] (8)

[Insert Legend to identify each Static Pool’s Data]

The chart above shows the Cumulative Net Loss Percentage for each of the sponsor’s public retail ABS securitizations in [2010 through 2015]

Historical 61+ Day Delinquency Percentage for Static Pools as of [Month] / [Day] / [Year] (8)

[Insert Legend to identify each Static Pool’s Data]

The chart above shows the 61+ Day Delinquency Percentage for each of the sponsor’s public retail ABS securitizations in [2010 through 2015].

CNH Equipment Trust 20[ ] –[ ]

Asset Backed Notes

CNH Capital Receivables LLC

Depositor

CNH Industrial Capital America LLC	New Holland Credit Company, LLC
Sponsor and Originator	Servicer

$[ ]	Class A-1 Notes
$[ ]	Class A-2 Notes
$[ ]	Class A-3 Notes
$[ ]	Class A-4[a] Notes
$[ ]	[Class A-4b Notes]
$[ ]	Class B Notes

PROSPECTUS

Underwriters of the Class A Notes

[          ]

Underwriters of the Class B Notes

[          ]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state or jurisdiction where the offer is not permitted. Dealers will deliver a prospectus when acting as underwriters of the offered notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered notes will deliver a prospectus until 90 days after the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.                                      Other Expenses of Issuance and Distribution.

Estimated expenses in connection with the offering of the Securities being registered herein are as follows:

SEC filing fee	$704,900(1)
Legal fees and expenses	2,800,000
Accounting fees and expenses	875,000
Rating agency fees	4,200,000
Trustee fees and expenses	150,000
Indenture Trustee fees and expenses	125,000
Asset Representations Reviewer fees and expenses	375,000
Blue Sky expenses	0
Printing and engraving	525,000
Miscellaneous	455,000
Total	$10,209,900

(1) $444,526.02 of registration fees have been paid in connection with $3,451,289,000.00 of unsold securities included on this registration statement pursuant to Rule 415(a)(6) of the Securities Act of 1933.  The registration fee for any additional securities has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

Item 13.                                      Indemnification of Directors and Officers.

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Section 19 of the Limited Liability Company Agreement (the “Agreement”) of CNH Capital Receivables LLC (the “Company”) provides as follows:

Section 19 Exculpation and Indemnification.   Neither CNH Industrial Capital America LLC (the “Economic Member”) nor any independent director of the Company (collectively the “Special Members”) nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or any individual or organization that controls, is controlled by, or is under common control (an “Affiliate”) with the Economic Member or the Special Members (collectively, the “Covered Persons”) shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct.

To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, that any indemnity under this Section 19 by the Company shall be provided out of and to the extent of Company assets only, and the Economic Member and the Special Members shall not have personal liability on account thereof; provided further, that so long as any Obligation is outstanding, no indemnity payment from funds of the Company (as distinct from funds from other sources, such as insurance) of any indemnity under this Section 19 shall be payable from amounts allocable to any other person pursuant to the Agreement, the directors agreement or any other document, instrument or certificate delivered in connection with the acquisition, creation, funding or financing of receivables.

To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 19.

A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Economic Member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Economic Member and the Special Members to replace such other duties and liabilities of such Covered Person.

The foregoing provisions of this Section 19 shall survive any termination of this Agreement.

In addition, pursuant to the form purchase agreement and sale and servicing agreement filed as a part of Exhibit 99.3 and Exhibit 99.1, respectively, to this registration statement, CNH Industrial Capital America LLC and New Holland Credit Company, LLC, respectively, agree to indemnify the registrant and its directors and officers in connection with certain liabilities.

The registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers and directors of the registrant of money damages incurred as a result of legal actions instituted against them in their capacities as such officers or directors (whether or not such person could be indemnified against such liabilities under the Delaware Limited Liability Company Act).

Under the terms of the form of underwriting agreement filed as a part of Exhibit 1.1 to this registration statement, the underwriters have undertaken in certain circumstances to indemnify certain controlling persons of the registrant, including its officers and directors, against liabilities incurred under the Securities Act of 1933, as amended. The registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.	Exhibits.

Exhibit	Description
1.1*	Form of Underwriting Agreement for Notes
3.1*	Certificate of Formation of CNH Capital Receivables LLC
3.2*	Limited Liability Company Agreement of CNH Capital Receivables LLC
3.3*	First Amendment to Limited Liability Company Agreement of CNH Capital Receivables LLC
3.4*	Form of Certificate of Trust of CNH Equipment Trusts (included as part of Exhibit 4.2)
4.1***	Form of Indenture between the Trust and the Indenture Trustee
4.2*	Form of Trust Agreement between CNH Capital Receivables LLC and the Trustee
4.3*	Form of Class A-1 Note (included as part of Exhibit 4.1)
4.4*	Form of Class A-2 Note (included as part of Exhibit 4.1)
4.5*	Form of Class A-3 Note (included as part of Exhibit 4.1)
4.6*	Form of Class A-4a Note (included as part of Exhibit 4.1)
4.7*	Form of Class A-4b Note (included as part of Exhibit 4.1)
4.8*	Form of Class B Note (included as part of Exhibit 4.1)
4.9*	Form of Certificate (included as part of Exhibit 4.2)
5.1*	Opinion of Greenberg Traurig LLP with respect to legality
8.1*	Opinion of Greenberg Traurig LLP with respect to Federal income tax matters

23.1*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 5.1)
23.2*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page)
24.2*	Certified Copy of the Resolutions of the Board of Directors of CNH Capital Receivables LLC
25.1**	Form T-1 Statement of Eligibility
99.1***	Form of Sale and Servicing Agreement between CNH Capital Receivables LLC, the Trust and New Holland Credit Company, LLC
99.2*	Form of Administration Agreement between the Trust, New Holland Credit Company, LLC, the Trustee and the Indenture Trustee
99.3***	Form of Purchase Agreement between CNH Industrial Capital America LLC and CNH Capital Receivables LLC
99.4*	Form of Interest Rate Swap Agreement between Trust and the Swap Counterparty
99.5*	Form of Trustee Reporting of Repurchase Demands Activity
99.6*	Form of Indenture Trustee Memorandum of Understanding Regarding Demand Activity Reporting
99.7*	Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer
99.36*	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

*	Previously filed on September 3, 2015.

**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

***	Filed herewith.

Item 15.	Undertakings.

(a) As to Rule 415: The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if this registration statement is on Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if this registration statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) With respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to documents subsequently filed that are incorporated by reference: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) As to Rule 430A:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)  As to qualification of Trust Indentures under the Trust Indenture Act of 1939 for delayed offerings: The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(f) As to Item 1100(c) of Regulation AB (§17 CFR 229.1100(c)): The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burr Ridge, Illinois, on the date of November 17, 2015.

CNH CAPITAL RECEIVABLES LLC

By:	*/s/ Brett D. Davis
Brett D. Davis
Chairman and President

By:	*/s/ Andrea Paulis
Andrea Paulis
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*/s/ Brett D. Davis	Chairman, President (Principal Executive Officer) and Director	November 17, 2015
Brett D. Davis

*/s/ Richard Tobin	Director	November 17, 2015
Richard Tobin

*/s/ John R. Power, Jr.	Director	November 17, 2015
John R. Power, Jr.

*/s/ Donald Puglisi	Director	November 17, 2015
Donald Puglisi

*/s/ Andrea Paulis	Treasurer (Principal Financial Officer and Principal Accounting Officer) and Director	November 17, 2015
Andrea Paulis

* The undersigned, by signing his name hereto, does hereby sign this Amendment No. 1 to Registration Statement on behalf of the above-indicated officer or director of the Registrant pursuant to the Power of Attorney signed by such officer or director.

By:	/s/ Thomas N. Beckmann
Thomas N. Beckmann
Assistant Treasurer

Exhibit Index

Exhibit	Description
1.1*	Form of Underwriting Agreement for Notes
3.1*	Certificate of Formation of CNH Capital Receivables LLC
3.2*	Limited Liability Company Agreement of CNH Capital Receivables LLC
3.3*	First Amendment to Limited Liability Company Agreement of CNH Capital Receivables LLC
3.4*	Form of Certificate of Trust of CNH Equipment Trusts (included as part of Exhibit 4.2)
4.1***	Form of Indenture between the Trust and the Indenture Trustee
4.2*	Form of Trust Agreement between CNH Capital Receivables LLC and the Trustee
4.3*	Form of Class A-1 Note (included as part of Exhibit 4.1)
4.4*	Form of Class A-2 Note (included as part of Exhibit 4.1)
4.5*	Form of Class A-3 Note (included as part of Exhibit 4.1)
4.6*	Form of Class A-4a Note (included as part of Exhibit 4.1)
4.7*	Form of Class A-4b Note (included as part of Exhibit 4.1)
4.8*	Form of Class B Note (included as part of Exhibit 4.1)
4.9*	Form of Certificate (included as part of Exhibit 4.2)
5.1*	Opinion of Greenberg Traurig LLP with respect to legality
8.1*	Opinion of Greenberg Traurig LLP with respect to Federal income tax matters
23.1*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 5.1)
23.2*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page)
24.2*	Certified Copy of the Resolutions of the Board of Directors of CNH Capital Receivables LLC
25.1**	Form T-1 Statement of Eligibility
99.1***	Form of Sale and Servicing Agreement between CNH Capital Receivables LLC, the Trust and New Holland Credit Company, LLC
99.2*	Form of Administration Agreement between the Trust, New Holland Credit Company, LLC, the Trustee and the Indenture Trustee
99.3***	Form of Purchase Agreement between CNH Industrial Capital America LLC and CNH Capital Receivables LLC
99.4*	Form of Interest Rate Swap Agreement between Trust and the Swap Counterparty
99.5*	Form of Trustee Reporting of Repurchase Demands Activity
99.6*	Form of Indenture Trustee Memorandum of Understanding Regarding Demand Activity Reporting
99.7*	Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer
99.36*	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

*	Previously filed on September 3, 2015.

**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

***	Filed herewith.